AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 15, 2005

Registration Statement No. 333-125254

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-1

Registration Statement

Under

the Securities Act of 1933

RICHARDSON ELECTRONICS, LTD.

(Exact name of registrant as specified in its charter)

Delaware	5065	36-2096643
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

40W267 Keslinger Road

P.O. Box 393

LaFox, Illinois 60147-0393

(630) 208-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

William G. Seils, Esq.

Senior Vice President, General Counsel & Secretary

Richardson Electronics, Ltd.

P.O. Box 393

LaFox, Illinois 60147-0393

(630) 208-2200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott Hodes, Esq.

R. Randall Wang, Esq.

C. Brendan Johnson, Esq.

Bryan Cave LLP

161 North Clark Street, Suite 4800

Chicago, Illinois 60601

Tel: (312) 602-5000

Fax: (312) 602-5050

Approximate date of commencement of proposed sale to the public:    As soon as possible after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 15, 2005

$44,683,000

7 3/4% Convertible Senior Subordinated Notes due 2011

This prospectus covers resales by holders of our 7 3/4% Convertible Senior Subordinated Notes due 2011 and shares of common stock into which the notes are convertible. We will not receive any proceeds from the resale of the notes or the shares of common stock hereunder. The notes are convertible, at holders’ option, prior to the maturity date into shares of our common stock.

The notes may be converted into shares of our common stock at an initial conversion price of $18.00 per share of common stock. The conversion price is subject to adjustment if certain events occur, as described in “Description of the Notes.” Upon conversion of a note, holders will receive only shares of our common stock and a cash payment to account for any fractional share. Holders will not receive any cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below. At any time on or after December 19, 2006, we may elect to automatically convert the notes if the last reported sale price of our common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 trading day period, subject to certain conditions.

The notes bear interest at 7 3/4% per year. Interest on the notes will accrue from February 15, 2005 or from the most recent date to which interest has been paid or duly provided for and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

On or after December 19, 2006, but prior to December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption, provided that the closing price of our common stock has been at least 125% of the conversion price for 20 trading days during any 30 trading day period, subject to certain conditions. On or after December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption.

The notes mature on December 15, 2011 unless earlier converted, redeemed, or repurchased and will be issued in denominations of $1,000 and integral multiples thereof. The notes were initially issued in the aggregate principal amount of $44,683,000. The notes are subordinated to our senior indebtedness, including amounts borrowed under our credit agreement and future indebtedness that is not expressly subordinate to the notes. In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries, including trade payables.

Prior to this offering, the notes were eligible for transfer on The PortalSM Market of The Nasdaq Stock Market, Inc. The notes sold by means of this prospectus are not expected to remain eligible for transfer on The PortalSM Market. We do not intend to list the notes for transfer on any national securities exchange or the Nasdaq National Market. Our common stock is listed on the Nasdaq National Market under the symbol “RELL”. On September 14, 2005, the last reported sale price of our common stock was $7.50 per share.

Investing in the notes and the underlying shares of common stock involves risks. Before purchasing notes, see the information under “ Risk Factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September     , 2005.

You should rely only on the information contained in this prospectus. Neither we nor the holders have authorized anyone else to provide you with additional or different information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities in any circumstances in which the offer or solicitation is unlawful. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.

Additionally, we may suspend the holder’s use of the prospectus for a reasonable period not to exceed two periods of more than 30 days in any 12-month period, or a period not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole; provided, however, that these limits do not apply if our board of directors determines in its good faith judgment, that there is a reasonable possibility that a sale of the notes pursuant to the prospectus would result in a violation of the Securities Act. Each holder, by its acceptance of a new note, agrees to hold any communication by us regarding suspension of the holder’s use of the prospectus in confidence. This offering is subject to withdrawal or cancellation without notice.

When we use the terms “we,” “us,” “our,” or the “Company” in this prospectus, we mean Richardson Electronics, Ltd. and its subsidiaries, on a consolidated basis, unless we state or the context implies otherwise. When we use the term “holders” we mean the holders of our 7 3/4% Convertible Senior Subordinated Notes due December 15, 2011 offered for sale from time to time pursuant to this prospectus.

References in this prospectus to our “common stock” mean our common stock, $.05 par value per share; references to our “Class B common stock” mean our Class B common stock, $.05 par value per share; references to the “notes” mean our 7 3/4% Convertible Senior Subordinated Notes due 2011; references to the “7 1/4% debentures” mean our 7 1/4% Convertible Subordinated Debentures due December 15, 2006; and references to the “8 1/4% debentures” mean our 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006.

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should read carefully the entire prospectus, including the consolidated financial statements and related notes and other financial data, before making an investment decision.

Our Company

We are a global provider of engineered solutions and a distributor of electronic components to the radio frequency (RF), and wireless communications, industrial power conversion, security, and display systems markets. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as “engineered solutions,” in response to our customers’ needs. These engineered solutions consist of:

•	products which we manufacture or modify;

•	products which are manufactured to our specifications by independent manufacturers under our own private labels; and

•	value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers’ end products. We define design-in support to be component modifications or the identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, and security applications.

Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

We serve our customers through four strategic business units, each of which is focused on different end markets with distinct product and application needs. Our four strategic business units are:

•	RF and Wireless Communications Group;

•	Industrial Power Group;

•	Security Systems Division; and

•	Display Systems Group.

Each strategic business unit has dedicated marketing, sales, product management and purchasing functions to better serve its targeted markets. The strategic business units operate globally, serving North America, Europe, Asia/Pacific, and Latin America.

RF and Wireless Communications Group

Our RF and Wireless Communications Group serves the global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics market. Our team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers our customers and vendors complete engineering and technical support from the design-in of RF and wireless components to the development of engineered solutions for their system requirements.

We expect continued growth in wireless applications as the demand for many types of wireless communication increases worldwide. We believe wireless networking and infrastructure products for a number of niche applications will require engineered solutions using the latest RF technology and electronic components, including:

•	automotive telematics, which is the use of computers and telecommunications to provide wireless voice and data applications in motor vehicles;

•	RF identification, which is an electronic data collection and identification technology for a wide range of products to transfer data between a movable item and a reader to identify, track, or locate items; and

•	wireless local area networks.

In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth.

Industrial Power Group

Our Industrial Power Group provides engineered solutions for customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, broadcast, and transportation industries. Our team of engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in power conversion technology to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

This group serves the industrial market’s need for both vacuum tube and solid-state technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing power semiconductors. As electronic systems increase in functionality and become more complex, we believe the need for intelligent, efficient power management will continue to increase and drive power conversion demand growth.

Security Systems Division

Our Security Systems Division is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. We specialize in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. Our products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

The security systems industry is rapidly transitioning from analog to digital imaging technology. We are positioned to take advantage of this transition through our array of innovative products and solutions marketed under our National Electronics™, Capture®, AudioTrak®, and Elite National Electronics® brands. We expect to gain additional market share by marketing ourselves as a value-added service provider and partnering with our other strategic business units to develop customized solutions as the transition to digital technology continues in the security industry.

Display Systems Group

Our Display Systems Group is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. Our engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

The medical imaging market is transitioning from film-based technology to digital technology. Our medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners’ expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated workstation systems to the end user.

Our legacy business of supplying replacement cathode ray tubes continues to be an important market. We believe we are successful in supplying replacement cathode ray tubes because of our extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 products.

We have long-standing relationships with key manufacturers including 3M, Clinton Electronics, IBM, Intel, LG, NEC/Mitsubishi Displays, Panasonic Industrial, Philips-FIMI, Planar Systems and Siemens Displays. We believe these relationships allow us to maintain a well-balanced and technologically advanced line of products.

Business Strategies

We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

Capitalize on Engineering and Manufacturing Expertise. We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers’ applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers’ engineering departments which allows us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

Target Selected Niche Markets. We focus on selected niche markets that demand a high level of specialized technical service, where price is not the primary competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers’ and vendors’ engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

Focus on Growth Markets. We are focused on markets we believe have high growth potential and which can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For example, the continuing demand for wireless communications is driving wireless application growth. Power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management. We also see growth opportunities as security systems transition from analog to digital video recording and medical display systems transition from film to digital imaging.

Leverage Our Existing Customer Base. An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our Industrial Power Group customers from electron tubes to newer solid-state technologies. Sales of products other than electron tubes represented approximately 83% of our sales in fiscal 2005 compared to 76% in fiscal 2000. In addition, our salespeople increase sales by selling products from all strategic business units to customers who currently may only purchase from one strategic business unit and by selling engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

Our long-range growth plan is centered around three distinct strategies by which we are seeking to maximize our overall profitability:

Focus on Internal Growth. We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. We believe there is increased outsourcing of engineering as companies focus on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers’ need for design engineering. In fiscal 2005, we made sales to approximately 37,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate our customers’ future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends and product life cycles.

Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; custom and medical monitors; and digital closed circuit television security systems.

Reduce Operating Costs Through Continuous Operational Improvements. We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. Recently, we have embarked on a vigorous program in an effort to improve operating efficiencies and asset utilization, with an emphasis on inventory control. Our incentive programs were revised in fiscal 2004 to heighten our managers’ commitment to these objectives. Since fiscal 2004, our strategic business units’ goals are based on return on assets. Additional programs are ongoing, including a significant investment in enterprise resource planning software during fiscal 2006.

Grow Through Acquisitions. We have an established record of acquiring and integrating businesses. Since 1980, we have acquired 35 companies or significant product lines and continue to evaluate acquisition opportunities on an ongoing basis. We seek acquisitions that provide product line growth opportunities by permitting us to leverage our existing customer base, expand the geographic coverage for our existing product offerings, or add incremental engineering resources/expertise. Our most significant acquisitions over the past five years include:

•	Celti (fiber optic communication—now part of our RF and Wireless Communications Group) in fiscal 2001;

•	Aviv (design-in services for active and passive components—now part of our RF and Wireless Communications Group) in fiscal 2001;

•	Sangus (RF and microwave applications—now part of our RF and Wireless Communications Group) in fiscal 2002; and

•	Evergreen (power conversion—now part of our Industrial Power Group) in fiscal 2005.

Effective June 1, 2005, we acquired A.C.T. Kern GmbH & Co. KG located in Germany (display technology—now part of our Display Systems Group).

Recent Developments

Appointment of Chief Financial Officer

On June 20, 2005, we announced that David J. DeNeve had been appointed Senior Vice President and Chief Financial Officer, replacing Kelly Phillips who had held the position of Chief Financial Officer on an interim basis since April 4, 2005. Prior to joining the Company, Mr. DeNeve was employed by Material Sciences Corporation as Vice President and Controller from April 2003 to March 2004, Vice President, Finance—Engineered Materials and Solutions Group from November 2001 to April 2003, Vice President and Controller from March 2001 to November 2001, and Controller from October 1996 to February 2001.

Identification of Material Weaknesses in Internal Control over Financial Reporting

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of May 28, 2005 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control—Integrated Framework. Management identified the following material weaknesses in our internal control over financial reporting as of May 28, 2005:

•	Deficiencies in our control environment. We did not maintain effective company-level controls as defined in the Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

•	Inadequate controls associated with the accounting for income taxes. We did not employ personnel with the appropriate level of skill and experience to prepare, document, and review our accounting for income taxes.

•	Inadequate financial statement preparation and review procedures. We did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure that accurate and reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis.

•	Deficiency related to the application of accounting literature. We did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure appropriate application of Financial Accounting Standards Board Statement (SFAS) No. 52, Foreign Currency Translation.

As a result of the aforementioned material weaknesses, management concluded that we did not maintain effective internal control over financial reporting as of May 28, 2005.

In order to remediate the material weaknesses identified in internal control over financial reporting and ensure the integrity of our financial reporting processes, we have implemented or are in the process of implementing a number of measures.

In addition, we continue to emphasize the importance of establishing the appropriate environment in relation to accounting, financial reporting, and internal control over financial reporting and the importance of identifying areas for improvement and to create and implement new policies and procedures where material weaknesses or significant deficiencies exist. Furthermore, in an effort to improve internal control over financial reporting we have hired additional accounting expertise and have continued our use of external resources.

As a result of these material weaknesses, we concluded that we did not have effective disclosure controls and procedures as of May 28, 2005.

See “Risk Factors—Risks Related to Our Business—If we do not maintain effective internal control over financial reporting, we could be unable to provide timely and reliable financial information” and “Experts.”

Engagement of Ernst & Young LLP as Independent Registered Public Accounting Firm

On August 29, 2005, we, with the approval of our audit committee, notified Ernst & Young LLP (“E&Y”) of its selection as our independent registered public accounting firm for the fiscal year ending June 3, 2006. E&Y’s engagement became effective on September 12, 2005, coincident with the completion of E&Y’s client acceptance procedures and its acceptance of the engagement.

During each of our two most recent fiscal years and through the date of this report, we did not consult E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or other matters as set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

E&Y previously served as our auditors from December 1981 until August 21, 2003, when KPMG LLP was engaged. As previously reported on Forms 10-K/A filed on May 20, 2005 and January 30, 2004, we restated our fiscal 2003 and 2002 financial statements that previously had been audited by E&Y. Accordingly, during our 2004 and 2005 fiscal years, E&Y performed audit procedures and audit-related discussions with our regarding these restatements.

The Offering

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Richardson Electronics, Ltd.

Securities Offered	Up to $44,683,000 aggregate principal amount of 7 3/4% Convertible Senior Subordinated Notes due 2011.

Interest

We will pay interest at 7 3/4% per year. Interest on the notes will accrue from February 15, 2005 or from the most recent date to which interest has been paid or duly provided for and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Maturity Date	December 15, 2011.

Conversion

The notes are convertible at the holders’ option at any time prior to maturity into shares of our common stock, initially at a conversion price of $18.00 per share, subject to adjustment upon certain events.

Auto-Conversion

We may elect to automatically convert the notes at any time on or after December 19, 2006 and prior to maturity if the last reported sale price of the common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 day trading period ending within five trading days prior to the date of the automatic conversion notice, provided that (x) this registration statement is effective and available for use from the date we notify holders of the automatic conversion through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the Registration Rights Agreement, or (y) the common stock issuable upon conversion may be sold pursuant to Rule 144 under the Securities Act.

Adjustments to the Conversion Price

The conversion price of the notes will be subject to adjustment under certain circumstances, including the payment of dividends on our common stock in cash in excess of $0.16 per share per year or in additional shares of common stock or other capital stock.

Optional Redemption

We may redeem some or all of the notes on or after December 19, 2006 and prior to December 19, 2007, at 100% of the principal amount, plus accrued and unpaid interest, to, but excluding, the applicable redemption date if the last reported sale price of the common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 day trading period ending on the date of mailing the redemption notice. We may redeem some or all of the notes at any time on or after December 19, 2007 at 100% of the principal amount, plus accrued and unpaid interest to, but excluding, the applicable redemption date.

Repurchase at Holder’s Option upon Certain Events

Upon a change of control, as defined in “Description of the Notes—Repurchase at Option of Holder,” holders may require us to repurchase their notes in cash at a price equal to 101% of the principal amount plus accrued and unpaid interest to, but excluding, the applicable repurchase date. We may elect to pay the repurchase price in cash, shares of our common stock or any combination of cash and shares of our common stock.

Ranking

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to any existing and future senior indebtedness and structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

Trading

Currently, there is no public market for the notes, and we cannot assure you that any such market will develop. The notes will not be listed on any securities exchange or included in any automated quotation system. Our common stock is traded on the Nasdaq National Market under the symbol “RELL”.

Sinking Fund	None.

Use of Proceeds

The net proceeds from the sale of the notes or the shares of common stock covered by this prospectus will be received by the selling holders. We will not receive any of the proceeds from any sale by any selling holder of the notes or the shares of common stock covered by this prospectus.

Book-Entry Form

The notes were issued in book-entry form and are represented by permanent global certificates deposited with, or on behalf of, the Depository Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the securities are shown on, and transfers are effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry Securities.”

Risk Factors

An investment in the notes involves a high degree of risk. See “Risk Factors” beginning on page 12 for a discussion of certain factors that you should consider when evaluating an investment in the notes and the underlying common stock.

Summary Selected Consolidated Financial Information

The following table contains summary selected consolidated financial information as of and for the fiscal years ended May 31, 2003, May 29, 2004 and May 28, 2005. The summary selected consolidated financial information as of May 29, 2004 and May 28, 2005 and for the fiscal years ended May 31, 2003, May 29, 2004 and May 28, 2005, are derived from our audited financial statements contained elsewhere in this prospectus. The summary selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

	Fiscal Year Ended(1)
	May 31, 2003(2)	May 29, 2004(3)	May 28, 2005(4)
	(In thousands, except per share amounts)

Statement of Operations Data:
Net sales(5)	$464,381	$519,823	$578,724
Cost of products sold	365,427	392,117	441,817

Gross margin	98,954	127,706	136,907
Selling, general and administrative expenses(5)	100,613	108,299	128,733
(Gain) loss on disposal of assets(6)	—	579	(9,918)
Other expense, net	9,700	10,258	7,538

Income (loss) before income taxes and cumulative effect of accounting change	(11,359)	8,570	10,554
Income tax provision (benefit)	(2,370)	2,537	21,865

Income (loss) before cumulative effect of accounting change	(8,989)	6,033	(11,311)
Cumulative effect of accounting change, net of tax(7)	(17,862)	—	—

Net income (loss)	$(26,851)	$6,033	$(11,311)

Income (loss) per share—basic:
Before cumulative effect of accounting change	$(.65)	$.43	$(.67)
Cumulative effect of accounting change, net of taxes	(1.29)	—	—

Net income (loss) per share—basic	$(1.94)	$.43	$(.67)

Income (loss) per share—diluted:
Before cumulative effect of accounting change	$(.65)	$.42	$(.67)
Cumulative effect of accounting change, net of taxes	(1.29)	—	—

Net income (loss) per share—diluted	$(1.94)	$.42	$(.67)

Dividends per common share(8)	$.16	$.16	$.16
Weighted-average number of common shares outstanding:(9)
Basic	13,809	14,040	16,942
Diluted	13,809	14,418	16,942
Other Data:
Interest expense	$10,352	$10,257	$8,903
Investment income	124	227	388
Depreciation & amortization	5,364	5,231	5,355
Capital expenditures	6,125	5,434	7,086

	As of(1)
	May 31, 2003	May 29, 2004	May 28, 2005
	(In thousands unless otherwise stated)

Balance Sheet Data:
Cash and cash equivalents	$16,874	$16,927	$24,530
Working capital	179,303	174,369	159,326
Property, plant and equipment, net	31,088	30,589	31,821
Total assets	267,408	282,945	287,818
Current maturities of long-term debt	46	4,027	22,305
Long-term debt	138,396	133,813	98,028
Stockholders’ equity	78,821	88,167	104,048

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(3)	We recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to our deferred tax assets outside the United States.
(4)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge to selling, general and administrative expenses as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $13.1 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($12.3 million) and outside the United States ($0.8 million).
(5)	We reclassified customer discounts from selling, general and administrative expenses to net sales for fiscal 2004 and 2003 to conform to the fiscal 2005 presentation.
(6)	In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in La Fox, Illinois, resulting in a gain of $9.9 million before taxes.
(7)	In the second quarter of fiscal 2003, we adopted SFAS 142, “Goodwill and Other Intangible Assets” and as a result recorded a cumulative effect adjustment of $17.9 million net of tax of $3.7 million to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, we no longer amortized goodwill.
(8)	The dividend per class B common share was 90% of the dividend per common share.
(9)	The weighted-average number of common shares outstanding includes 3,207, 3,168 and 3,120 class B common shares for the fiscal years ended May 31, 2003, May 29, 2004, and May 28, 2005 respectively.

Ratio of Earnings to Fixed Charges

The following table shows the ratio of our earnings to fixed charges for the periods indicated. We have computed these by dividing earnings available for fixed charges (income (loss) before cumulative effect of accounting change and income taxes plus fixed charges) by fixed charges (interest expense plus that portion of rental expenses deemed to represent interest).

	For the Fiscal Year Ended(1)
	June 2, 2001	June 1, 2002(2)		May 31, 2003(3)		May 29, 2004	May 28, 2005(4)
	(In thousands unless otherwise stated)
	(Unaudited)
Fixed charges:
Interest expense	$11,146	$12,386		$10,352		$10,257	$8,903
Estimate of the interest within rental expense	1,052	1,101		1,222		1,155	1,389

Total fixed charges	12,198	13,487		11,574		11,412	10,292

Earnings:
Income (loss) before cumulative effect of accounting change	16,245	(11,331)		(8,989)		6,033	(11,311)
Add fixed charges	12,198	13,487		11,574		11,412	10,292

Total	$28,443	$2,156		$2,585		$17,445	$(1,019)

Ratio of earnings to fixed charges	2.3	—	(5)	—	(5)	1.5	— (5)
Dollar amount of the deficiency	—	11,331		8,989		—	11,311

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.
(2)	In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million, net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $15.3 million charge ($9.8 million net of tax) primarily related to inventory obsolescence.
(3)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(4)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge to selling, general and administrative expenses as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $13.1 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($12.3 million) and outside the United States ($0.8 million).
(5)	Due to losses in fiscal 2002, fiscal 2003, and fiscal 2005, earnings were insufficient to cover fixed charges in the amounts indicated.

RISK FACTORS

You should carefully consider each of the following risks and all of the other information included in this prospectus before deciding to invest in the notes offered by this prospectus. Some of the risks relate to the notes. Some of the risks relate principally to our business in general and the industry in which we operate. Other risks relate principally to the securities market and ownership of our common stock issuable upon conversion of the notes.

Further, these risks are not exhaustive. Other sections of this Prospectus may include additional factors, which could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor or combination of factors, may cause future actual results to differ materially from those contained in any historical or forward-looking statements.

Risks Related to Our Business

We have had significant operating and net losses in the past and may have future losses.

We reported net losses of approximately $11.3 million in fiscal 2002, $26.9 million in fiscal 2003, and $11.3 million in fiscal 2005 and we cannot assure you that we will not experience operating losses and net losses in the future. We may continue to lose money if our sales do not continue to increase or our expenses are not reduced. We cannot predict the extent to which sales will continue to increase across our businesses or how quickly our customers will consume their inventories of our products.

We maintain a significant investment in inventory and have incurred significant charges for inventory obsolescence and overstock, and may incur similar charges in the future.

We maintain significant inventories in an effort to ensure that customers have a reliable source of supply. The market for many of our products is characterized by rapid change as a result of the development of new technologies, particularly in the semiconductor markets served by our RF and Wireless Communications Group, evolving industry standards, and frequent new product introductions by some of our customers. We do not have many long term supply contracts with our customers. Generally, our product sales are made on a purchase-order basis, which permits our customers to reduce or discontinue their purchases. If we fail to anticipate the changing needs of our customers and accurately forecast their requirements, our customers may not continue to place orders with us and we may accumulate significant inventories of products which we will be unable to sell or return to our vendors, or which may decline in value substantially.

In fiscal 2002, we recorded a pre-tax provision for inventory obsolescence and overstock of $15.3 million, or $9.8 million net of tax, due to an industrywide decline in sales, a prolonged recovery period, and changes in our mix of business toward higher technology products, particularly in the telecommunications market. In fiscal 2003, we recorded an additional pre-tax provision of $13.8 million, or $8.8 million net of tax, primarily for inventory obsolescence, overstock, and shrinkage, to write down inventory to net realizable value as we sought to align our inventory and cost structure to then current sales levels amid continued economic slowdown and limited visibility. While we did not incur any material provisions for inventory in fiscal 2004, incremental inventory write-down charges of $0.9 million were recorded during fiscal 2005 when we implemented restructuring actions and certain product lines were discontinued. We cannot assure you that we will not incur such charges in the future.

If we do not maintain effective internal controls over financial reporting, we could be unable to provide timely and reliable financial information.

As disclosed in “Summary—Recent Developments—Identification of Material Weaknesses in Internal Control over Financial Reporting,” we had discovered deficiencies, including material weaknesses, in our internal control over financial reporting. While we are taking immediate steps to correct our internal control weaknesses, the material weaknesses that have been discovered will not be considered remediated until the new and improved internal controls are in place for a period of time, are tested and it is concluded that such new and improved internal controls are operating effectively. Pending the successful completion of such testing, we will perform mitigating procedures relating to our internal control weaknesses. If we fail to remediate any material weaknesses, we could be unable to provide timely and reliable financial information, which could have a material adverse effect on our business, results of operations, or financial condition. Furthermore, it is uncertain what impact an adverse opinion or a disclaimed opinion regarding internal controls would have upon our stock price or business.

Because we derive a significant portion of our revenue by distributing products designed and manufactured by third parties, we may be unable to anticipate changes in the marketplace and, as a result, could lose market share.

Our business is driven primarily by customers’ needs and demands for new products and/or enhanced performance, and by the products developed and manufactured by third parties. Because we distribute products developed and manufactured by third parties, our business would be adversely affected if our suppliers fail to anticipate which products or technologies will gain market acceptance or if we cannot sell these products at competitive prices. We cannot be certain that our suppliers will permit us to distribute their newly developed products, or that such products will meet our customers’ needs and demands. Additionally, because some of our principal competitors design and manufacture new technology, those competitors may have a competitive advantage over us. To successfully compete, we must maintain an efficient cost structure, an effective sales and marketing team and offer additional services that distinguish us from our competitors. Failure to execute these strategies successfully could harm our results of operations.

We have exposure to economic downturns and operate in cyclical markets.

As a supplier of electronic components and services to a variety of industries, we can be adversely affected by general economic downturns. In particular, demand for the products and services of our RF and Wireless Communications Group is dependent upon capital spending levels in the telecommunications industry and demand for products and services of our Industrial Power Group is dependent upon capital spending levels in the manufacturing industry, including steel, automotive, textiles, plastics, semiconductors, and broadcast, as well as the transportation industry. Many of our customers delay capital projects during economic downturns. Accordingly, our operating results for any particular period are not necessarily indicative of the operating results for any future period. The markets served by our businesses have historically experienced downturns in demand that could harm our operating results. Future economic downturns could be triggered by a variety of causes, including outbreaks of hostilities, terrorist actions, or epidemics in the United States or abroad.

We have significant debt, which could limit our financial resources and ability to compete and may make us more vulnerable to adverse economic events.

At May 28, 2005, our total debt was approximately $120.3 million, including its outstanding convertible debentures and convertible notes. We have incurred and will likely continue to incur indebtedness to fund potential future acquisitions, for strategic initiatives, to purchase inventory, and for general corporate purposes. Although we believe that the cash flow generated by our continuing operations, supplemented as necessary with funds available under credit arrangements is sufficient to meet our repayment obligations for the fiscal year ended June 3, 2006, we cannot ensure that this will be the case. However, we will need to raise additional capital through debt or equity financings, asset sales, or other sources to refinance the remaining $22.3 million aggregate principal amount of the 8 1/4% and 7 1/4% convertible debentures by June 2006, as required by our amended credit agreement. Our incurrence of additional indebtedness could have important consequences. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions, engineering efforts, and other general corporate purposes, as well as to pay dividends;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage relative to our competitors who have less debt; or

•	limit, along with the financial and other restrictive covenants in our indebtedness, our ability to borrow additional funds which could affect our ability to make future acquisitions, among other things.

Our ability to service our debt and meet our other obligations depends on a number of factors beyond our control.

At May 28, 2005, our total debt was approximately $120.3 million, resulting in a debt-to-equity ratio of 116%, and primarily consisted of:

•	$4.8 million aggregate principal amount of our 7 1/4% debentures, which bear interest at a rate of 7 1/4% per year payable on June 15 and December 15 and mature on December 15, 2006 (our amended credit agreement requires refinancing by June 10, 2006);

•	$17.5 million aggregate principal amount of our 8 1/4% debentures, which bear interest at a rate of 8 1/4% per year payable on June 15 and December 15 and mature on June 15, 2006 (our amended credit agreement requires refinancing by June 10, 2006);

•	$44.7 million aggregate principal amount of our 7 3/4% debentures, which bear interest at a rate of 7 3/4% per year payable on June 15 and December 15 and mature on December 15, 2011; and

•	$53.3 million principal amount of indebtedness under our amended credit agreement, which matures on October 29, 2009, bears interest at London Interbank Offered Rate (LIBOR), plus a margin varying with certain financial performance criteria. The interest rate was 4.56% at May 28, 2005.

The debt-to-equity ratio has been calculated based on our balance sheet dated May 28, 2005.

Our ability to service our debt and meet our other obligations as they come due is dependent on our future financial and operating performance. This performance is subject to various factors, including factors beyond our control such as changes in global and regional economic conditions, changes in our industry or the end markets for our products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs. Pursuant to the requirements of our amended and restated credit facility, the remaining $22.3 million aggregate principal amount of the 8 1/4% debentures and 7 1/4% debentures must be refinanced in June 2006. We are actively considering alternative means of meeting this obligation and are in discussions with financial advisors assisting us in this matter. However, we cannot ensure that we will have the ability to refinance the convertible debentures by June 2006 successfully or with favorable commercial terms.

If our cash flow and capital resources are insufficient to enable us to service our debt and meet these obligations as they become due, we could be forced to:

•	reduce or delay capital expenditures;

•	sell assets or businesses;

•	limit or discontinue, temporarily or permanently, business plans or operations;

•	obtain additional debt or equity financing; or

•	restructure or refinance debt.

We cannot ensure the timing of these actions or the amount of proceeds that could be realized from them. Accordingly, we cannot ensure that we will be able to meet our debt service and other obligations as they become due or otherwise.

Our success depends on our executive officers and other key personnel.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The loss of the services of any of our executive officers, particularly Mr. Richardson, our chairman of the board and chief executive officer, or Bruce W. Johnson, our president and chief operating officer, could significantly harm our business and results of operations.

Our future success will also depend on our ability to attract and retain qualified personnel, including technical and engineering personnel. Competition for such personnel is intense and we cannot assure you that we will be successful in retaining or attracting such persons. The failure to attract and retain qualified personnel could significantly harm our operations.

Our amended and restated credit facility and the indentures for our outstanding debentures impose restrictions with respect to various business matters.

Our amended and restated credit facility contains numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends or make other payments in respect of our shares of common stock and Class B common stock, to engage in transactions with affiliates, to make certain payments and investments, to merge or consolidate with another entity, and to repay indebtedness junior to indebtedness under the amended credit agreement. The amended and restated credit facility also contains a number of financial covenants that require us to meet certain financial ratios and tests relating to, among other things, tangible net worth, a borrowing base, senior funded debt to cash flow, and annual debt service coverage. In addition, the indentures for our outstanding debentures contain covenants that limit, among other things, our ability to pay dividends or make other payments in respect of our shares of common stock and Class B common stock and merge or consolidate with another entity. If we fail to comply with the obligations in the amended and restated credit facility and indentures, it could result in an event of default under those agreements. If an event of default occurs and is not cured or waived, it could result in acceleration of the indebtedness under those agreements, any of which could significantly harm our business and financial condition.

We were not in compliance with one of the financial covenants of our amended and restated credit facility for the quarter ended May 28, 2005, and may not be able to comply with these financial covenants in the future.

For the quarter ended May 28, 2005, we were not in compliance with our amended and restated credit facility covenant with respect to the fixed charge coverage ratio. On August 24, 2005, we received a waiver from our lenders for the default and executed an amendment to the amended and restated credit facility. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide us additional flexibility for these periods. However, in the future we may not be able to comply with the fixed charge coverage ratio, or any other financial covenants. Our ability to comply with these provisions of our amended and restated credit facility may be affected by changes in the economic or business conditions or other events beyond our control.

In the event that we fail to meet a financial covenant in the future, we may not be able to obtain the necessary waivers or amendments to remain in compliance with our amended and restated credit facility and our lenders may declare a default and cause all of our outstanding indebtedness under our amended and restated credit facility to become immediately due and payable. If we are unable to repay any borrowings when due, the lenders under our amended and restated credit facility could proceed against their collateral, which includes most of the assets we own. In addition, any default under our amended and restated credit facility could lead to an acceleration of debt under other debt instruments that contain cross acceleration or cross-default provisions. If the indebtedness under our amended and restated credit facility and our other debt instruments is accelerated, we may not have sufficient assets to repay amounts due under our amended and restated credit facility or indebtedness under our other debt instruments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Description of Certain Other Indebtedness—Amended and Restated Revolving Credit Facility.”

Recent changes in accounting standards regarding stock option plans could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

On December 16, 2004, the Financial Accounting Standards Board issued FASB Statement No. 123(R), Share Based Payment, which requires all companies to treat the fair value of stock options granted to employees as an expense. As a result of FAS 123(R), we and other companies are required to record a compensation expense equal to the fair value of each stock option granted. This change in accounting standards reduces the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. For example, our recorded net loss of $11.3 million in fiscal 2005 would have increased by $1.4 million, to a net loss of $12.7 million, and our recorded net income of $6.0 million in fiscal 2004 would have decreased by $1.0 million, to net income of $5.0 million. Nevertheless, stock options are an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program. Accordingly, as a result of the requirement to expense stock option grants, our future results of operations would be negatively impacted, as would our ability to use stock options as an employee recruitment and retention tool.

We face intense competition in the markets we serve and, if we do not compete effectively, we could significantly harm our operating results.

We face substantial competition in our markets. We face competition from hundreds of electronic component distributors of various sizes, locations, and market focuses as well as original equipment manufacturers, in each case for new products and replacement parts. Some of our competitors have significantly greater resources and broader name recognition than us. As a result, these competitors may be better able to withstand changing conditions within our markets and throughout the economy as a whole. In addition, new competitors could enter our markets.

Engineering capability, vendor representation and product diversity create segmentation among distributors. Our ability to compete successfully will depend on our ability to provide engineered solutions, maintain inventory availability and quality, and provide reliable delivery at competitive prices.

To the extent we do not keep pace with technological advances or fail to timely respond to changes in competitive factors in our industry, we could lose market share or experience a decline in our revenue and net income. In addition, gross margins in the businesses in which we compete have declined in recent years due to competitive pressures and may continue to decline.

We may not be able to continue to make the acquisitions necessary for us to realize our growth strategy or integrate acquisitions successfully.

One of our growth strategies is to increase our sales and expand our markets through acquisitions. Since 1980, we have acquired 35 companies or significant product lines and we expect to continue making acquisitions if appropriate opportunities arise in our industry. We may not be able to identify and successfully negotiate suitable acquisitions, obtain financing for future acquisitions on satisfactory terms, or otherwise complete future acquisitions. Furthermore, we may compete for acquisition and expansion opportunities with companies that have substantially greater resources than us.

Following acquisitions, our acquired companies may encounter unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing development or expansion of our existing operations. If we are unable to successfully identify acquisition candidates, complete acquisitions, and integrate the acquired businesses with our existing businesses, our business, results of operations, and financial condition may be materially and adversely affected and we may not be able to compete effectively within our industry.

If we do not continue to reduce our costs, we may not be able to compete effectively in our markets.

The success of our business depends, in part, on our continuous reduction of costs. The electronic component industries have historically experienced price erosion and will likely continue to experience such price erosion. If we are not able to reduce our costs sufficiently to offset future price erosion, our operating results will be adversely affected. We have recently engaged in various cost-cutting and other initiatives intended to reduce costs and increase productivity. In fiscal 2005, we recorded a $2.2 million restructuring charge as we eliminated over 60 positions or approximately 5% of our workforce. We cannot assure you that we will not incur further charges for restructuring as we continue to seek cost reduction initiatives. Alternatively, we cannot assure you that we will be able to continue to reduce our costs.

Our Industrial Power Group is dependent on a limited number of vendors to supply us with essential products.

Electron tubes and certain other products supplied by our Industrial Power Group are currently produced by a relatively small number of manufacturers. Our future success will depend, in large part, on maintaining current vendor relationships and developing new relationships. We believe that vendors supplying products to some of the product lines of our Industrial Power Group are consolidating their distribution relationships or exiting the business. The five largest suppliers to the Industrial Power Group by percentage of overall Industrial Power Group purchases in fiscal 2005 were Advanced Power Technology Inc., Communications & Power Industries, Inc., Cornell Dubilier Electronics, Covimag S.A., and New Japan Radio Co. Ltd. These suppliers accounted for approximately 56% of the overall Industrial Power Group purchases in fiscal 2005. The loss of one or more of our key vendors and the failure to find new vendors could significantly harm our business and results of operations. We have in the past and may in the future experience difficulties obtaining certain products in a timely manner. The inability of suppliers to provide us with the required quantity or quality of products could significantly harm our business.

Economic, political and other risks associated with international sales and operations could adversely affect our business.

In fiscal 2005, approximately 58.8% of our sales were made outside the U.S. and 24.9% of our purchases of products were from suppliers located outside the U.S. We anticipate that we will continue to expand our international operations to the extent that suitable opportunities become available. Accordingly, our future results of operations could be harmed by a variety of factors which are not present for companies with operations and sales solely within the United States, including:

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, including the possibility of military action or other hostilities and confiscation of property;

•	increases in trade protection measures and import or export licensing requirements;

•	changes in tax laws and international tax treaties;

•	restrictions on our ability to repatriate investments and earnings from foreign operations;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	differing levels of protection of intellectual property;

•	changes in regulatory requirements;

•	shipping costs and delays; or

•	difficulties in accounts receivable collection.

If any of these risks materialize, we could face substantial increases in costs, the reduction of profit, and the inability to do business.

We are exposed to foreign currency risk.

We expect that international sales will continue to represent a significant percentage of our total sales, which expose us to currency exchange rate fluctuations. Since the revenues and expenses of our foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the U.S. dollar subject us to currency exchange risks with respect to the results of our foreign operations to the extent we are unable to denominate our purchases or sales in U.S. dollars or otherwise shift to our customers or suppliers the risk of currency exchange rate fluctuations. We currently do not engage in any significant currency hedging transactions. Fluctuations in exchange rates may affect the results of our international operations reported in U.S. dollars and the value of such operations’ net assets reported in U.S. dollars. Additionally, our competitive position may be affected by the relative strength of the currencies in countries where our products are sold. We cannot predict whether foreign currency exchange risks inherent in doing business in foreign countries will have a material adverse effect on our operations and financial results in the future.

Because we generally do not have long-term contracts with our vendors, we may experience shortages of products that could harm our business and customer relationships.

We generally do not have long-term contracts or arrangements with any of our vendors that guarantee product availability. We cannot assure you that our vendors will meet our future requirements for timely delivery of products of sufficient quality or quantity. Any difficulties in the delivery of products could harm our relationships with customers and cause us to lose orders that could result in a material decrease in our revenues. Further, we compete against certain of our vendors and our relationships with those vendors could be harmed as a result of this competition.

We may have underpaid taxes in a foreign country where we have operations.

We have been informed by one of our foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within income tax returns previously filed. At this time, we have not received notification from any tax authority regarding this matter. We will continue to investigate this matter and take the appropriate actions necessary to minimize any potential liability. As of September 15, 2005, we have not developed or obtained specific and definitive information sufficient to reasonably confirm the existence of a tax liability, determined a reasonable range of a potential liability, or otherwise evaluated any exposure to us. Although it is difficult to determine the ultimate exposure due to the lack of sufficient information, an unfavorable outcome may be material to the consolidated financial statements.

Risks Related to Owning Our Notes

Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our amended credit agreement and any senior indebtedness we may incur in the future.

The notes are subordinate to amounts outstanding under our amended credit agreement. As of May 28, 2005, the aggregate amount of our senior indebtedness was $53,357,909. In addition, the terms of the notes do not limit the amount of additional senior indebtedness we can create, incur, assume or guarantee on and after December 19, 2006. Upon any distribution of our assets upon any insolvency, dissolution or reorganization, the payment of principal and interest on our senior indebtedness will have priority over the payment of principal and interest on the notes. There may not be sufficient assets remaining to pay amounts due on any or all of the notes after we have made payment of principal and interest on the senior indebtedness. In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon its insolvency, dissolution or reorganization and the dependant right of holders of our notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of May 28, 2005, our subsidiaries had $17,621,347 of indebtedness, excluding indebtedness that is also Senior Indebtedness (as defined in “Description of the Notes—Subordination).

Our amended credit agreement imposes significant operating and financial restrictions that may prevent us from repurchasing the notes upon a change of control.

Upon a change of control, the indenture for the notes requires us to repurchase all notes tendered for repurchase. We cannot assure you that we will be able to repurchase the notes as required. Our amended credit agreement imposes significant operating and financial restrictions on us. These restrictions include limitations on our ability to redeem or repurchase outstanding debt that is subordinate to borrowings under the credit agreement. As a result of these restrictions, we may not be able to repurchase our notes without being in default under our amended credit agreement.

Your ability to sell the notes may be limited by the absence of an active trading market.

The notes were issued in February 2005 in an aggregate principal amount of $44,683,000 and there is no public market for the notes. We do not presently intend to apply for the listing of the notes on any securities exchange or for inclusion in the automated quotation system of the National Association of Securities Dealers, Inc. An issue of securities with a smaller float may be more volatile in price than a comparable issue of securities with a greater float. Accordingly, we cannot assure you as to:

•	the depth and liquidity of any trading market for our notes that may develop;

•	your ability to sell the notes; or

•	the price at which you would be able to sell the notes.

If a trading market does develop, the notes could trade at prices that may be higher or lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar debt securities, our financial performance and our stock price. No one is obligated to make a market in the notes. In addition, any market making activities will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act.”

We may be unable to generate sufficient cash flow from which to make payments on the notes.

Our ability to pay interest on the notes depends on our ability to generate sufficient cash flow. We cannot assure you that we will be able to generate sufficient cash flow to service the notes and our existing indebtedness. In addition, at maturity, the aggregate principal amount will become due and payable. At maturity, we may not have sufficient funds to pay the aggregate principal amount of the notes then outstanding. If we do not have sufficient funds and cannot arrange for additional financing, we will be unable to pay our obligations under the notes and will default under the indenture. Any default on the notes constitutes a default under the amended credit agreement, resulting in an acceleration of the repayment obligations for amounts borrowed under that agreement. If an acceleration of the amended credit agreement repayment obligations occurs, that indebtedness would be repaid prior to any repayment of amounts owed on the notes, see the risk factor above under the heading “Your right to receive payment on the notes is unsecured and subordinate to amounts outstanding under our amended credit agreement and any senior indebtedness we may incur in the future.”

The notes may not be rated or may receive a rating that is lower than expected.

We believe that it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces the rating of the notes in the future, the market price of the notes may decline.

There are no restrictive covenants in the indenture governing the notes relating to our ability to incur future indebtedness.

The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payment of dividends, incurrence of indebtedness, transactions with affiliates, incurrence of liens, or the issuance or repurchase of securities by us or any of our subsidiaries. We, therefore, may incur additional debt, including secured indebtedness or indebtedness by, or other obligations of, our subsidiaries to which the notes would be structurally subordinate. A higher level of indebtedness increases the risk that we may default on our indebtedness. We cannot assure you that we will be able to generate sufficient cash flow to pay the interest on our indebtedness or that future working capital, borrowings or equity financing will be available to pay or refinance such indebtedness.

Before conversion, holders of the notes will not be entitled to any shareholder rights, but will be subject to all changes affecting our shares.

If you hold notes, you will not be entitled to any rights with respect to shares of our common stock, including voting rights and rights to receive dividends or distributions. However, the common stock you receive upon conversion of your notes will be subject to all changes affecting our common stock. Except for limited cases under the adjustments to the conversion price, you will be entitled only to rights that we may grant with respect to shares of our common stock if and when we deliver shares to you upon your election to convert your notes into shares. For example, if we seek approval from shareholders for a potential merger, or if an amendment is proposed to our articles of incorporation of by-laws that requires shareholder approval, holders of notes will not be entitled to vote on the merger or amendment.

Risks Related to Owning Our Common Stock

Holders of common stock have fewer voting rights than the holders of our Class B common stock, the principal holder of which is our chairman of the board and chief executive officer, Mr. Richardson.

The holders of common stock are entitled to only one vote per share, while holders of Class B common stock are entitled to ten votes per share. Edward J. Richardson, our chairman of the board and chief executive officer, holds 99.6% of the outstanding Class B common stock as of August 23, 2005. Because of its voting power, the Class B common stock controls 68.4% of our outstanding voting power. Holders of common stock and Class B common stock generally vote together as a single class on all matters except as otherwise required by Delaware law. As a result of their voting power, the holders of Class B common stock can control the outcome of any such stockholder vote. See “Description of Our Capital Stock—Common Stock” and “—Class B Common Stock.”

We are controlled by Mr. Richardson, and his interests may differ from ours and the interests of our other securityholders.

Because of Mr. Richardson’s voting power, he has the ability to elect our board of directors and to control any merger, consolidation or sale of all or substantially all of our assets. This control could prevent or discourage any unsolicited acquisition of us and consequently could prevent an acquisition favorable to other stockholders. Mr. Richardson may consider not only the short-term and long-term impact of operating decisions on us, but also the impact of such decisions on himself.

Future sales of shares of our common stock may depress the price of our common stock.

Our board of directors has the authority, without action or the vote of our stockholders, to issue any or all authorized but unissued shares of our common stock, including securities convertible into or exchangeable for our common stock, and authorized but unissued shares under our stock option and other equity incentive plans. Any issuance of this kind will dilute the ownership percentage of stockholders and may dilute the per share book value of the common stock. At September 3, 2005, we had 14,391,621 authorized but unissued shares of common stock and 1,328,961 shares of treasury stock.

Further, if certain of our stockholders sell a substantial number of shares of our common stock or investors become concerned that substantial sales might occur, the market price of our common stock could decrease.

At September 3, 2005, we had a total of 6,242,941 shares of common stock reserved for issuance. These reserved shares included 2,361,550 shares reserved for issuance under our existing stock incentive plans, including 1,718,686 shares issuable upon exercise of options outstanding as of that date at a weighted average exercise price of $9.49 per share; 199,815 shares reserved for issuance under our employee stock purchase plan; 1,199,187 shares reserved for issuance upon conversion of the 7 1/4% debentures, which currently have a conversion price of $21.14 per share, and the 8 1/4% debentures, which currently have a conversion price of $18.00 per share; and 2,482,389 shares reserved for issuance upon conversion of the notes, which currently have a conversion price of $18.00 per share.

The market price of our common stock has fluctuated significantly and may continue to do so.

The market price of our common stock may fluctuate significantly due to a variety of factors, most of which are outside of our control. Some of these factors include:

•	announcements of technological innovations, new products or upgrades to existing products by us or our competitors;

•	market conditions in the industries served by our RF and Wireless Communications Group, Industrial Power Group, Security Systems Division, and Display Systems Group such as declines in capital investment in such industries;

•	technological innovations, new products or upgrades to existing products which cause our inventory to become less marketable or obsolete;

•	the addition or loss of customers or vendors;

•	the small size of the public float of our common stock which may cause larger fluctuations in the market price of our common stock;

•	announcements of operating results that are not aligned with the expectations of investors; and

•	general stock market trends.

Limited trading volume of our common stock may contribute to price volatility.

Our common stock is traded on the Nasdaq National Market. During the twelve months ended August 31, 2005, the average daily trading volume for our common stock as reported by the Nasdaq National Market was 51,541 shares. A more active trading market in our common stock may not develop. As a result, relatively small trades may have a significant impact on the price of our common stock.

We may reduce or discontinue paying dividends in the future.

Our ability to pay dividends in the future depends on our ability to operate profitably and to generate cash from our operations in excess of our debt service obligations. Our board of directors has discretion to reduce or discontinue paying dividends if it decides to utilize the cash for other corporate purposes. In addition, our credit agreement and the indentures governing our outstanding debentures contain restrictions on the payment of cash dividends and the indenture governing the notes provide for an adjustment in the conversion price if we pay a dividend in excess of $.04 per quarter on our common stock. We cannot guarantee that we will continue to pay dividends at their historical level or at all.

We have anti-takeover defenses that could delay or prevent an acquisition and could adversely affect the price of our common stock.

Provisions in our certificate of incorporation and by-laws and provisions of Delaware law could delay, defer or prevent an acquisition or change of control of us or otherwise adversely affect the price of our common stock. Our by-laws limit the ability of stockholders to call a special meeting. Delaware law also contains certain provisions that may have an anti-takeover effect and otherwise discourage third parties from effecting transactions with us. See “Description of Our Capital Stock.”

FORWARD-LOOKING STATEMENTS

All statements other than statements of historical facts included in this prospectus are statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. The words “expect,” “estimate,” “anticipate,” “predict,” “believe,” and similar expressions and variations thereof are intended to identify forward-looking statements. Forward-looking statements appear in a number of places and include statements regarding our intent, belief or current expectations with respect to, among other things:

•	trends affecting our financial condition or results of operations;

•	our financing plans;

•	our business and growth strategies, including potential acquisitions; and

•	other plans and objectives for future operations.

You are cautioned that any forward-looking statements are not guarantees of future performance and involve risks and uncertainties and that actual results may differ materially from those predicted in the forward-looking statements or that may be anticipated from historical results or trends. In addition to the information contained in our other filings with the SEC, factors that could affect future performance include, among others, those set forth under the heading “Risk Factors.”

We operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all the risk factors, nor can it assess the impact of all the risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this prospectus, as a prediction of actual results.

All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements above. You should not place undue reliance on those statements, which speak only as of the date on which they are made. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

You should also be aware that while we do, from time to time, communicate with securities analysts, it is against our policy to disclose to them any material non-public information or other confidential commercial information. Accordingly, you should not assume that we agree with any statement or report issued by any analyst irrespective of the content of the statement or report. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, those reports are not our responsibility.

USE OF PROCEEDS

We will receive no proceeds from the sale of the notes or their conversion to common stock. The initial offering of the notes was made through an unregistered exchange with a limited number of holders of our 7 1/4% debentures and our 8 1/4% debentures. We received no proceeds as a result of this exchange offer.

MARKET AND MARKET PRICES

Our common stock trades on the Nasdaq National Market under the trading symbol “RELL”. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

	High	Low
Fiscal Year Ended May 29, 2004
First Quarter	$10.79	$7.83
Second Quarter	$12.57	$9.65
Third Quarter	$14.00	$10.00
Fourth Quarter	$14.08	$9.41
Fiscal Year Ending May 28, 2005
First Quarter	$11.96	$7.53
Second Quarter	$11.30	$7.50
Third Quarter	$11.76	$9.70
Fourth Quarter	$11.49	$7.46
Fiscal Year Ended June 3, 2006
First Quarter	$9.38	$6.55
Second Quarter (through September 14, 2005)	$7.61	$7.13

On September 14, 2005, the last reported sale price of our common stock on the Nasdaq National Market was $7.50 per share. As of September 14, 2005 there were approximately 911 stockholders of record of our common stock and approximately 18 stockholders of record of our Class B common stock.

DIVIDEND POLICY

We have paid quarterly dividends of $.04 per share of common stock and $.036 per share of Class B common stock since September 1988. All future payment of dividends are at the discretion of our board of directors and will depend on our earnings, capital requirements, operating conditions, and such other factors that the board of directors may deem relevant.

Pursuant to the indentures governing the old debentures, we are prohibited from paying a dividend if we are in default under either of these indentures or if the payment of a dividend would exceed the sum of our consolidated net income since May 31, 1996 plus the net proceeds from the sale of shares of our common stock and indebtedness which has been converted into shares of our common stock since May 31, 1996 plus $30.0 million in the case of the indenture for our 8 1/4% debentures and $20.0 million in the case of the indenture for our 7 1/4% debentures. Pursuant to our amended credit agreement, we are prohibited from paying dividends in excess of an annualized rate of $0.16 per share of common stock and $0.144 per share of Class B common stock. In addition, our credit agreement prohibits our subsidiaries, other than wholly owned subsidiaries, from paying dividends. Pursuant to the indenture that governs the notes, the conversion price of the notes would be adjusted if, among other things, we pay dividends in excess of an annualized rate of $0.16 per share of common stock.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table contains selected consolidated financial data as of and for the fiscal years ended June 2, 2001, June 1, 2002, May 31, 2003, May 29, 2004 and May 28, 2005. The selected consolidated financial data as of May 29, 2004 and May 28, 2005, and for the fiscal years ended May 31, 2003, May 29, 2004 and May 28, 2005, are derived from our audited consolidated financial statements contained elsewhere in this prospectus. The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and notes to those consolidated financial statements contained elsewhere in this prospectus. Historical results are not necessarily indicative of results to be expected in the future.

Fiscal Year Ended(1)
June 2, 2001	June 1, 2002(2)	May 31, 2003(3)	May 29, 2004(4)	May 28, 2005(5)
(In thousands, except per share amounts)
Statement of Operations Data:
Net sales(6)	$502,197	$443,415	$464,381	$519,823	$578,724
Costs of products sold	370,819	349,326	365,427	392,117	441,817

Gross margin	131,378	94,089	98,954	127,706	136,907
Selling, general and administrative expenses(6)	94,272	98,993	100,613	108,299	128,733
(Gain) loss on disposal of assets(7)	—	—	—	579	(9,918)
Other expense, net	13,042	12,695	9,700	10,258	7,538

Income (loss) before income taxes and cumulative effect of accounting change	24,064	(17,599)	(11,359)	8,570	10,554
Income tax provision (benefit)(4)	7,819	(6,268)	(2,370)	2,537	21,865

Income (loss) before cumulative effect of accounting change	16,245	(11,331)	(8,989)	6,033	(11,311)
Cumulative effect of accounting change, net of tax(8)	—	—	(17,862)	—	—

Net income (loss)	$16,245	$(11,331)	$(26,851)	$6,033	$(11,311)

Income (loss) per share—basic:
Before cumulative effect of accounting change	$1.22	$(.83)	$(.65)	$.43	$(.67)
Cumulative effect of accounting change, net of taxes	—	—	(1.29)	—	—

Net income (loss) per share—basic	$1.22	$(.83)	$(1.94)	$.43	$(.67)

Income (loss) per share—diluted:
Before cumulative effect of accounting change	$1.12	$(.83)	$(.65)	$.42	$(.67)
Cumulative effect of accounting change, net of taxes	—	—	(1.29)	—	—

Net income (loss) per share—diluted	$1.12	$(.83)	$(1.94)	$.42	$(.67)

Dividends per common share(9)	$.16	$.16	$.16	$.16	$.16
Weighted-average number of common shares outstanding:(10)
Basic	13,333	13,617	13,809	14,040	16,942
Diluted	17,568	13,617	13,809	14,418	16,942
Other Data:
Interest expense	$11,146	$12,386	$10,352	$10,257	$8,903
Investment income	575	352	124	227	388
Depreciation & amortization	5,776	5,875	5,364	5,231	5,355
Capital expenditures	7,883	5,727	6,125	5,434	7,086
Ratio of earnings to fixed charges	2.3	—	(11)	—	(11)	1.5	—	(11)

	As of(1)
	June 2, 2001	June 1, 2002	May 31, 2003	May 29, 2004	May 28, 2005
	(In thousands unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	$15,946	$15,296	$16,874	$16,927	$24,530
Working capital	225,436	186,554	179,303	174,369	159,326
Property, plant and equipment, net	28,753	28,827	31,088	30,589	31,821
Total assets	321,557	286,653	267,408	282,945	287,818
Current maturities of long-term debt	205	38	46	4,027	22,305
Long-term debt	155,134	132,218	138,396	133,813	98,028
Stockholders’ equity	112,795	102,955	78,821	88,167	104,048

(1)	We account for our results of operations on a 52/53 week year, ending the fiscal year on the Saturday nearest May 31.

(2)	In the third quarter of fiscal 2002, we recorded a $4.6 million loss ($2.9 million net of tax) related to the disposition of our medical glassware business. In the fourth quarter of fiscal 2002, we recorded a $15.3 million charge ($9.8 million net of tax) primarily related to inventory obsolescence.
(3)	In the fourth quarter of fiscal 2003, we recorded a $16.1 million charge ($10.3 million net of tax) principally related to inventory write-downs and restructuring charges, including a $1.7 million restructuring charge to selling, general and administrative expenses as we eliminated over 70 positions or approximately 6% of our workforce. In addition, we recorded incremental tax provisions of $1.6 million to establish a valuation allowance related to our deferred tax assets outside the United States.
(4)	We recorded incremental tax provisions of $2.5 million in fiscal 2004 to increase the valuation allowance related to our deferred tax assets outside the United States.
(5)	In the third quarter of fiscal 2005, we recorded a $2.2 million restructuring charge to selling, general and administrative expenses as we terminated over 60 employees. In addition, we recorded incremental tax provisions of $13.1 million in fiscal 2005 to increase the valuation allowance related to our deferred tax assets in the United States ($12.3 million) and outside the United States ($0.8 million).
(6)	We reclassified customer discounts from selling, general and administrative expenses to net sales for fiscal 2001, 2002, 2003, and 2004 to conform to the fiscal 2005 presentation.
(7)	In the fourth quarter of fiscal 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois, resulting in a gain of $9.9 million before taxes.
(8)	In the second quarter of fiscal 2003, we adopted SFAS 142, “Goodwill and Other Intangible Assets” and as a result recorded a cumulative effect adjustment of $17.9 million net of tax of $3.7 million to write off impaired goodwill. Additionally, effective at the beginning of fiscal 2003, we no longer amortized goodwill. Income (loss) before taxes included goodwill amortization of $612 in 2001 and $577 in 2002.
(9)	The dividend per class B common share was 90% of the dividend per common share.
(10)	The weighted-average number of common shares outstanding includes 3,220, 3,207, 3,207, 3,168 and 3,120 class B common shares for the fiscal years ended June 2, 2001, June 1, 2002, May 31, 2003, May 29, 2004, and May 28, 2005, respectively.
(11)	Due to losses in fiscal 2002, fiscal 2003 and fiscal 2005, earnings were insufficient to cover fixed charges in the amounts indicated in “Summary—Ratio of Earnings to Fixed Charges.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto (in thousands, except as noted).

Overview

For the second consecutive year, we achieved record sales with all four strategic business units growing sales for the third year in a row. Sales increased to $578.7 million in fiscal 2005 with strong demand for custom display and wireless products. Sales at all four of our geographic areas increased over fiscal 2004 with continued strength in Asia/Pacific where sales achieved double-digit growth for the seventh consecutive year.

In fiscal 2005, we recorded a net loss of $11.3 million, or $0.67 per diluted share, which included incremental tax provisions, gain on sale of land, restructuring and other charges. Incremental income tax provisions of $13.1 million were recorded in fiscal 2005 primarily to increase the valuation allowance related to our deferred tax assets. We sold approximately 205 acres of undeveloped real estate adjoining our headquarters in the fourth quarter of fiscal 2005, resulting in a realized gain of $9.9 million before taxes. In addition, we implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce of over 60 employees, to accelerate the alignment of operations with our engineered solutions strategy and improve operating efficiency. Restructuring charges of $2.2 million and incremental inventory write-down charges of $0.9 million were recorded in the fiscal year. The restructuring charges were recorded to selling, general and administrative expenses.

In December 2004, we acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $0.4 million, which was paid in cash. Evergreen Trading Company has been integrated into the Industrial Power Group (IPG). Evergreen Trading Company is similar to us in that they also emphasize engineered solutions by offering technical services and design assistance. This acquisition is intended to provide IPG with an infrastructure and a selling organization to more aggressively expand our business throughout China.

Also in December 2004, we formed a joint venture with Light Speed Labs, LP to support the Security System Division and Display Systems Group. The joint venture was organized as a limited liability company under the name VConex, LLC and is expected to develop distinctive and proprietary security and display solutions which will be exclusively marketed through us. This venture is expected to provide engineering resources and expertise to develop network video technology applications for large national accounts such as retail and hospitality chains for security and display solutions needs.

Results of Operations

Net Sales and Gross Margin Analysis. In fiscal 2005, consolidated net sales increased 11.3% to $578.7 million as all four SBUs increased net sales over the prior year with strong demand for custom display and wireless products. Consolidated net sales in fiscal 2004 increased 11.9% to $519.8 million due to increased demand across all SBUs. Net sales by SBU and percent of consolidated net sales are presented in the following table (in thousands):

	Fiscal Year Ended
	May 28, 2005	May 29, 2004*	May 31, 2003*	FY05 vs FY04 % Change	FY04 vs FY03 % Change
Net Sales
RFWC	$265,602	$231,389	$204,427	14.8%	13.2%
IPG	122,906	112,737	95,508	9.0%	18.0%
SSD	105,581	101,979	92,090	3.5%	10.7%
DSG	78,078	66,452	64,191	17.5%	3.5%
Other	6,557	7,266	8,165	(9.8)%	(11.0)%

Total	$578,724	$519,823	$464,381	11.3%	11.9%

*	NOTE: The data has been reclassified to conform with the fiscal 2005 presentation. The modification includes reclassifying customer cash discounts from selling, general and administrative expenses to net sales. Other consists of freight, other non-specific sales and gross margins, and customer cash discounts.

Gross margin for each SBU and margin as a percent of each SBU’s net sales are shown in the following table. Gross margin reflects the distribution product margin less manufacturing variances, customer returns, scrap and cycle count adjustments, engineering costs, and other provisions. Gross margin on freight, inventory obsolescence provisions, and miscellaneous costs are included under the caption “Other” in fiscal 2004 and 2003. In fiscal 2005, we allocated charges related to inventory overstock directly to each SBU (in thousands):

	Fiscal Year Ended
	May 28, 2005		May 29, 2004*		May 31, 2003*
Gross Margin
RFWC	$58,162	21.9%	$52,340	22.6%	$45,687	22.3%
IPG	37,005	30.1%	34,694	30.8%	29,523	30.9%
SSD	26,889	25.5%	26,045	25.5%	22,939	24.9%
DSG	17,865	22.9%	17,105	25.7%	16,218	25.3%

Subtotal	139,921	24.5%	130,184	25.4%	114,367	25.1%
Other	(3,014)		(2,478)		(15,413)

Total	$136,907	23.7%	$127,706	24.6%	$98,954	21.3%

*	NOTE: The data has been reclassified to conform with the fiscal 2005 presentation. The modification includes reclassifying customer cash discounts from selling, general and administrative expenses to net sales. Other consists of freight, other non-specific sales and gross margins, and customer cash discounts.

In fiscal 2005, we implemented restructuring actions at the end of the third quarter, which included changes in management and a reduction in workforce of over 60 employees, in an effort to reduce our cost structure, accelerate the alignment of operations with our engineered solutions strategy, and improve operating efficiency. As a result of the restructuring actions, a restructuring charge of $2.2 million was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted resulting in a $0.2 million decrease in SG&A due to the difference between estimated severance costs and actual payouts. Severance costs of $1.1 million were paid in fiscal 2005. The remaining balance payable in fiscal 2006 has been included in accrued liabilities. As of May 28, 2005, the following tables depict the amounts associated with the activity related to restructuring by reportable segment (in thousands):

	Restructuring Liability June 1, 2002	Reserve Recorded Fiscal 2003	Payments Fiscal 2003	Adjustment to Reserve Fiscal 2003	Restructuring Liability May 31, 2003
Fiscal 2003
Employee severance and related costs:
RFWC	$—	$468	$(125)	$—	$343
IPG	—	86	(5)	—	81
SSD	—	161	(40)	—	121
DSG	—	62	(24)	—	38
Corporate	250	833	(474)	—	609

Total	250	1,610	(668)	—	1,192
Lease termination costs:
SSD	—	210	—	—	210

Total	$250	$1,820	$(668)	$—	$1,402

	Restructuring Liability May 31, 2003	Reserve Recorded Fiscal 2004	Payments Fiscal 2004	Adjustment to Reserve Fiscal 2004	Restructuring Liability May 29, 2004
Fiscal 2004
Employee severance and related costs:
RFWC	$343	$289	$(632)	$—	$—
IPG	81	—	(81)	—	—
SSD	121	—	(121)	—	—
DSG	38	—	(38)	—	—
Corporate	609	—	(321)	(288)	—

Total	1,192	289	(1,193)	(288)	—
Lease termination costs:
SSD	210	—	—	(210)	—

Total	$1,402	$289	$(1,193)	$(498)	$—

	Restructuring Liability May 29, 2004	Reserve Recorded Fiscal 2005	Payments Fiscal 2005	Adjustment to Reserve Fiscal 2005	Restructuring Liability May 28, 2005
Fiscal 2005
Employee severance and related costs:
RFWC	$—	$909	$(392)	$(199)	$318
IPG	—	325	(142)	—	183
SSD	—	99	(90)	16	25
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70

Total	—	2,117	(1,108)	(183)	826
Lease termination costs:
SSD	—	35	—	—	35

Total	$—	$2,152	$(1,108)	$(183)	$861

In addition to the restructuring charge, we recorded inventory write-down charges of $0.9 million in fiscal 2005. In fiscal 2003, we recorded a provision of $13.8 million primarily for inventory obsolescence, overstock, and shrink to write down inventory to net realizable value as we aligned our inventory and cost structure to current sales levels amid continued economic slowdown and limited visibility.

RF & Wireless Communications Group

RF & Wireless Communications Group net sales increased 14.8% in fiscal 2005 to $265.6 million. The sales growth was driven by continued strength in the network access and passive/interconnect product lines as net sales grew 22.1% and 18.0% to $105.3 million and $53.3 million, respectively. Net sales in Asia/Pacific increased 22.9% to $94.2 million in fiscal 2005. In fiscal 2004, RFWC net sales increased 13.2% to $231.4 million due to stronger demand for network access and passive/interconnect products, partially offset by weaker demand in some specialty and broadcast products. The network access and passive/interconnect product line posted net sales growth of 25.7% and 29.1% to $86.4 million and $45.2 million, respectively, in fiscal 2004. RFWC Canadian net sales increased 51.2% to $11.0 million and our Asia/Pacific net sales increased 37.1% to $76.8 million in fiscal 2004.

Gross margins in fiscal 2005 decreased 70 basis points primarily due to inventory write-downs of $1.3 million recorded in the third quarter of fiscal 2005 when we implemented restructuring actions. In fiscal 2004, gross margins were up 30 basis points, led by the sales growth of higher margin network access and passive/interconnect product lines. Network access and passive/interconnect product lines gross margins were 24.1% and 25.7% in fiscal 2004 and 24.9% and 27.1% in fiscal 2003, respectively. Gross margins in Canada and Asia/Pacific increased 45.6% and 31.7% in fiscal 2004, respectively.

Industrial Power Group

Industrial Power Group net sales in fiscal 2005 grew 9.0% to $122.9 million as power component net sales increased 17.3% to $40.7 million. Tube net sales grew 4.3% in fiscal 2005 to $80.8 million. In fiscal 2004, net sales increased 18.0% to $112.7 million led by strong, broad-based demand. IPG tube net sales in fiscal 2004 increased 14.8% to $77.4 million and power component net sales increased 25.7% to $34.7 million.

Gross margins in fiscal 2005 decreased 70 basis points to 30.1% primarily due to additional freight expenses of $0.5 million and sales growth of lower margin power component products, which had gross margins of 26.1% in fiscal 2005. Gross margins were relatively flat at 30.8% and 30.9% in fiscal 2004 and 2003, respectively.

Security Systems Division

Net sales for the Security Systems Division increased 3.5% in fiscal 2005 to $105.6 million driven by stronger demand in Canada, partially offset by weaker demand in the U.S. and Europe. Net sales in Canada grew 12.9% to $58.5 million with net sales in the U.S. and Europe declining 8.7% and 4.4% to $27.9 million and $14.2 million, respectively, in fiscal 2005. Net sales in fiscal 2004 exceeded $100 million for the first time, up 10.7% from fiscal 2003 to $102.0 million with strong growth in Canada and renewed growth in the U.S., principally due to an increase in digital video recorder sales. SSD net sales increased 10.5% in the U.S. to $30.6 million and 14.2% in Canada to $51.8 million, respectively, in fiscal 2004.

Gross margins were 25.5% in both fiscal 2005 and 2004. Inventory write-downs of $0.3 million recorded in the third quarter of fiscal 2005 when we implemented restructuring actions and additional freight expenses of $1.0 million were partially offset by increased sales growth of higher margin private label sales. In fiscal 2004, gross margins were up 60 basis points as higher margin digital technology products represented a larger percentage of net sales.

Display Systems Group

Display Systems Group net sales in fiscal 2005 grew 17.5% to $78.1 million as large orders drove custom display net sales to increase by 63.7% to $22.0 million. DSG net sales increased 3.5% in fiscal 2004 to $66.5 million as medical monitor net sales increased 14.7% to $26.8 million, reflecting the continued shift from a film-

based environment to digital systems. Due to the timing of large project based business, custom display sales declined 18.3% in fiscal 2004 to $13.5 million.

Gross margins in fiscal 2005 decreased 280 basis points primarily due to declining average selling prices for medical monitors. In fiscal 2004, gross margins increased 40 basis points as monitors and specialty displays expanded margins, partially offset by slightly lower margins in custom displays and cathode ray tubes.

Sales by Geographic Area. We have grown through a balanced emphasis on investment in both North America and other areas of the world and currently have 34 facilities in North America, 20 in Europe, 16 in Asia/Pacific, and 5 in Latin America. On a geographic basis, we primarily categorizes our sales by destination: North America, Europe, Asia/Pacific, Latin America, and Corporate. Net sales and gross margin, as a percent of net sales, by geographic area are as follows (in thousands):

	Fiscal Year Ended
	May 28, 2005	May 29, 2004*	May 31, 2003*	FY05 vs FY04 % Change	FY04 vs FY03 % Change
Net Sales
North America	$303,708	$275,491	$259,606	10.2%	6.1%
Europe	123,846	116,714	103,029	6.1%	13.3%
Asia/Pacific	124,799	104,068	78,146	19.9%	33.2%
Latin America	21,366	20,065	20,521	6.5%	(2.2)%
Corporate	5,005	3,485	3,079	43.6%	13.2%

Total	$578,724	$519,823	$464,381	11.3%	11.9%

	Fiscal Year Ended
	May 28, 2005		May 29, 2004*		May 31, 2003*
Gross Margin
North America	$80,262	26.4%	$71,763	26.0%	$67,829	26.1%
Europe	35,258	28.5%	33,603	28.8%	28,287	27.5%
Asia/Pacific	29,691	23.8%	23,304	22.4%	17,895	22.9%
Latin America	5,879	27.5%	4,860	24.2%	5,272	25.7%

Subtotal	151,090	26.3%	133,530	25.9%	119,283	25.9%
Corporate	(14,183)		(5,824)		(20,329)

Total	$136,907	23.7%	$127,706	24.6%	$98,954	21.3%

*	NOTE: The data has been reclassified to conform to the fiscal 2005 presentation. The modification includes reclassifying customer cash discounts. Europe includes sales and gross margins to Middle East and Africa. Corporate consists of freight and other non-specific sales and gross margins.

Net sales in North America increased 10.2% to $303.7 million in fiscal 2005 led by strong display systems and wireless demand in the U.S. and continued growth in security systems sales in Canada. In fiscal 2004, net sales in North America increased 6.1% to $275.5 million, primarily from Canada’s sales growth of 18.6% to $69.7 million, which was led by improved wireless demand and continued strength in the security systems market. The U.S. had limited sales growth in fiscal 2004 due to completion of a large wireless infrastructure project in the prior year and a trend of customers moving manufacturing to Asia. Gross margins in North America improved 40 basis points in fiscal 2005 due to expanding margins in Canada for security systems and wireless sales. In fiscal 2004, gross margins remained relatively flat compared to fiscal 2003.

Net sales in Europe increased 6.1% to $123.8 million in fiscal 2005 driven by continued wireless demand growth, particularly in the United Kingdom, France, and Israel. In fiscal 2004, net sales in Europe increased 13.3% to $116.7 million as all countries posted increases in sales, partially due to the weakening U.S. dollar.

Italy and Israel led the sales growth in fiscal 2004 with strong wireless demand, specifically network access gains in Italy and infrastructure growth in Israel. Gross margins in Europe decreased 30 basis points in fiscal 2005 due to a decline in high margin cathode ray tube sales in DSG. In fiscal 2004, gross margins improved 130 basis points from 27.5% to 28.8%.

We experienced our seventh consecutive year of double-digit growth in Asia/Pacific as net sales grew 19.9% to $124.8 million led by China’s on-going demand growth. Net sales in China increased 60% in fiscal 2005 to $40.4 million. In fiscal 2004, net sales in Asia/Pacific advanced 33.2% in fiscal 2004 following a 13.6% increase in fiscal 2003. Net sales in China continued to grow rapidly, increasing 83.3% to $25.3 million in fiscal 2004 with RFWC net sales more than doubling from the prior year to $21.0 million, as a result of strong infrastructure, network access, and passive/interconnect demand. In fiscal 2005, our gross margins in Asia/Pacific improved 140 basis points due to expanding margins for wireless sales, particularly in Korea, partially offset by the large sales growth in China at lower margins. Fiscal 2004 gross margins in Asia/Pacific declined slightly from 22.9% to 22.4%.

Net sales in Latin America grew 6.5% in fiscal 2005 to $21.4 million as all four strategic business units increased sales. In fiscal 2004, net sales in Latin America declined 2.2% to $20.1 million as decreased broadcast demand in Colombia and Mexico was partially offset by increased industrial power demand in Brazil and Colombia. Gross margins in Latin America improved 330 basis points in fiscal 2005 as margins recovered for security systems and industrial power sales.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 18.9% in fiscal 2005 to $128.7 million from $108.3 million in fiscal 2004. We implemented restructuring actions at the end of the third quarter of fiscal 2005, which included changes in management and a reduction in workforce, to accelerate the alignment of operations with our engineered solutions strategy and improve operating efficiency. Increases in expenses included $2.2 million of restructuring costs, $8.5 million of payroll-related expenses, $2.4 million of audit, tax, and Sarbanes-Oxley compliance fees, and incremental expenses related to bad debt, facility costs, and travel. The increase in payroll-related expenses, facility costs, and travel were mainly attributable to supporting the growth in sales.

Selling, general and administrative expenses increased $7.7 million in fiscal 2004 to $108.3 million. Payroll-related expenses increased $4.6 million due primarily to increased sales and additional headcount required to support the sales growth. For fiscal 2004, total selling, general and administrative expenses decreased to 20.8% of sales compared to 21.7% in fiscal 2003.

(Gain) Loss on Disposal of Assets. On May 26, 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois. The sale resulted in a gain of $9.9 million, before taxes, and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Other Income and Expense. Interest expense decreased to $8.9 million in fiscal 2005 as a result of payments made to reduce debt from the proceeds received from an equity offering made in the first quarter of fiscal 2005 and elimination of a fixed rate swap, offset by interest on incremental borrowings to fund working capital requirements. Interest expense decreased slightly in fiscal 2004 to $10.3 million, partially due to lower interest on revolving credit agreement and bank loans. The weighted average interest rate was 6.38%, 5.98%, and 6.09% for fiscal 2005, 2004, and 2003, respectively.

Other, net expenses included a foreign exchange gain of $910 and investment income of $388 in fiscal 2005 compared to a foreign exchange loss of $363 and investment income of $227 in fiscal 2004.

Income Tax Provision. At May 28, 2005, domestic net operating loss carryforwards (NOL) amount to approximately $19.9 million. These NOLs expire between 2023 and 2025. Foreign net operating loss carryforwards total approximately $18.4 million with various or indefinite expiration dates. In fiscal 2005, we recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets and net operating loss carryforwards relating to certain foreign subsidiaries. Also, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $12.3 million was established in fiscal 2005 to offset certain domestic deferred tax assets and domestic net operating loss carryforwards. We also have an alternative minimum tax credit carryforward at May 28, 2005, in the amount of $1.2 million that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $3.3 million, $1.7 million, and $2.7 million in fiscal 2005, 2004, and 2003, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of our foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, we determined that approximately $12.9 million of our foreign subsidiaries’ earnings may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income tax and foreign withholding taxes. As such, we have established a deferred tax liability of approximately $4.9 million. The remaining cumulative positive earnings of our foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $29.1 million.

The effective income tax rates for the fiscal years ended May 28, 2005 and May 29, 2004 were 36.7% and 29.6%, respectively, excluding the establishment of the domestic valuation allowance and deferred tax liabilities in fiscal 2005. The difference between the effective tax rate as compared to the U.S. federal statutory rate of 34% primarily results from our geographical distribution of taxable income and losses, certain non-tax deductible charges, and our extraterritorial income exclusion on export sales, net of state income taxes.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The tax benefit from the current ETI exclusion was $166 and $491 for fiscal 2005 and 2004. When this benefit is fully phased out, it will have a negative impact on the rate because the new deduction for qualified domestic activity will be of minimal benefit to us.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on our operations for fiscal year 2005 and is expected to have no material impact on our operations for fiscal year 2006, as we do not intend at this time to repatriate earnings to the U.S. from foreign countries.

Future effective tax rates could be adversely affected by lower than anticipated earnings in countries where we have lower statutory rates, changes in the valuation of certain deferred tax assets or liabilities, or changes in tax laws or interpretations thereof. In addition, we are subject to the examination of our income tax returns by U.S. and foreign tax authorities and regularly assesses the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of the provision for income taxes.

Net Income and Per Share Data. In fiscal 2005, we reported a net loss of $11.3 million, or $0.67 per diluted share, compared to net income of $6.0 million, or $0.42 per diluted share, in fiscal 2004. In fiscal 2003, we reported a net loss of $26.9 million, or $1.94 per diluted share.

Liquidity and Capital Resources

We have financed our growth and cash needs largely through income from operations, borrowings under the revolving credit facilities, an equity offering, issuance of convertible senior subordinated notes, and sale of assets. Liquidity provided by operating activities is reduced by working capital requirements, debt service, capital expenditures, dividends, and business acquisitions. Liquidity is increased by proceeds from borrowings and dispositions of businesses and assets.

Cash and cash equivalents was $24.5 million at May 28, 2005. During fiscal 2005, we utilized $2.0 million of cash in operating activities. The fiscal 2005 cash utilization was mainly due to the increase in inventories related to our stocking levels required for new exclusive supplier agreements. Cash and cash equivalents was $16.9 million at May 29, 2004. During fiscal 2004, we generated $12.6 million of cash from operating activities. Working capital utilized $0.4 million in fiscal 2004 as receivables rose due to increased sales, partially offset by increased accounts payable.

Inventory days were approximately 81 days at the end of fiscal 2005, compared with 77 days at the end of fiscal 2004, primarily due to initial stocking packages required for new exclusive supplier agreements in fiscal 2005. Inventory management remains an area of focus as we seek to balance the need to maintain strategic inventory levels to ensure competitive lead times against the risk of inventory obsolescence because of rapidly changing technology and customer requirements.

We provide engineered solutions, including prototype design and assembly, in niche markets. Additionally, we specialize in certain products representing trailing-edge technology that may not be available from other sources, and may not be currently manufactured. In many cases, our products are components of production equipment for which immediate availability is critical to the customer. Accordingly, we enjoy higher gross margins, but have larger investments in inventory than those of a commodity electronics distributor.

Days sales outstanding were approximately 59 days at the end of fiscal 2005 as compared to approximately 52 days at the end of fiscal 2004. Days payable were approximately 28 days at the end of fiscal 2005, compared to 26 days at the end of fiscal 2004.

Net cash provided by financing activities was $6.3 million in fiscal 2005. During the first quarter, we had an equity offering for three million shares of common stock that contributed $27.8 million in net proceeds that was used to reduce debt by $17.5 million and to fund working capital requirements.

In October 2004, we renewed our multi-currency revolving credit agreement with the current lending group in the amount of $109.0 million. The agreement matures in October 2009, when the outstanding balance at that time will become due. At May 28, 2005, $53.3 million was outstanding on the agreement. The new agreement is principally secured by our trade receivables and inventory. The agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 28, 2005, the applicable margin was 175 basis points. Outstanding letters of credit were $1.4 million at May 28, 2005, leaving an unused line of $54.3 million under the total agreement; however, this amount was reduced to $2.6 million due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

At May 28, 2005, we were not in compliance with our credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, we received a waiver from our lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide us additional flexibility for these periods. Our earnings before interest, taxes, depreciation, and amortization (EBITDA), as defined in the credit agreement, was reduced in the second half of fiscal 2005 by restructuring charges, incremental inventory write-down charges, and additional SG&A spending due to higher costs related to audit, tax, and Sarbanes-Oxley compliance fees, as compared to previous quarters in fiscal 2005. As we continue to align operations with our engineered solutions strategy and improve operating efficiency in fiscal 2006, EBITDA may be impacted by additional costs associated with these initiatives. We anticipate that the amended credit agreement covenants will allow us flexibility to continue these initiatives while remaining in compliance with the credit agreement covenants. In addition, the amendment also provides that we will maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. The applicable margin pricing has been increased by 25 basis points. In addition, the amendment extended our requirement to refinance the remaining $22.3 million aggregate principal amount of the 7 1/4% debentures and the 8 1/4% debentures from February 28, 2006 to June 10, 2006.

In February 2005, we issued $44.7 million of 7 3/4% convertible senior subordinated notes due 2011 in exchange for $22.2 million of our 7 1/4% debentures and $22.5 million of our 8 1/4% debentures. The new notes are convertible at the holder’s option, at any time on or prior to maturity, into shares of our common stock at a price equal to $18.00 per share, subject to adjustments in certain circumstances. On or after December 19, 2006, we may elect to automatically convert the new notes into shares of common stock if the trading prices of the common stock exceeds 125% of the conversion price of the new notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the date of the automatic conversion notice. Subsequent to the exchange, we had outstanding $4.8 million of 7 1/4% debentures, $17.5 million of 8 1/4% debentures, and $44.7 million of 7 3/4% convertible senior subordinated notes due December 2011. The amended credit agreement, however, requires us to refinance the remaining $22.3 million aggregate principal amount of the 8 1/4% debentures and the 7 1/4% debentures by June 10, 2006. We are actively considering alternative means of meeting this obligation and are in discussions with financial advisors assisting us in this matter.

Annual dividend payments for fiscal 2005 amounted to $2.7 million. Our policy regarding payment of dividends is reviewed periodically by the Board of Directors in light of our operating needs and capital structure. Over the last 18 years, we have been in a position to regularly pay a quarterly dividend of $0.04 per common share and $0.036 per Class B common share. We currently expect this trend to continue in fiscal 2006.

We spent approximately $7.1 million on capital projects during fiscal 2005, primarily related to implementing PeopleSoft purchasing and inventory modules, facility improvements at the Corporate headquarters, disaster recovery equipment, and Sarbanes-Oxley remediation software and hardware. We spent approximately $5.4 million on capital projects in fiscal 2004. The fiscal 2004 amount primarily related to capitalized PeopleSoft development costs, system hardware and disaster recovery, storage area network, and software.

In May 2005, we completed the sale of approximately 205 acres of undeveloped real estate adjoining our headquarters in LaFox, Illinois for $10.9 million, which was used to reduce debt.

We had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7%, which expired in July 2004. Additional interest expense recorded in the Consolidated Statement of Operations related to these agreements was $102, $1,265, and $789 in fiscal 2005, 2004, and 2003, respectively.

See “Risk Management and Market Sensitive Financial Instruments” for information regarding the effect on net income of market changes in interest rates.

Contractual Obligations and Commitments

Certain contractual obligations and other commercial commitments by expiration period are presented in the table below (in thousands):

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Convertible debentures/notes(1)(2)	$66,974	$22,291	$—	$—	$44,683
Convertible debentures/notes – interest(1)(2)	24,911	5,254	10,711	8,946	—
Floating-rate multi-currency revolving credit agreement(3)	53,314	—	—	53,314	—
Floating-rate multi-currency revolving credit agreement – interest(3)	10,737	2,431	7,293	1,013	—
Lease obligations(4)	10,538	5,092	5,037	409	—
Performance bonds(5)	492	—	492	—	—
Other	45	14	28	3	—

Total	$167,011	$35,082	$23,561	$63,685	$44,683

(1)	Convertible debentures consist of the 8 1/4% debentures, with principal of $17.5 million due June 2006, and the 7 1/4% debentures, with principal of $4.8 million due December 2006, both of which are required by our amended credit agreement to be refinanced by June 2006.
(2)	Convertible notes consist of the 7 3/4% notes, with principal of $44.7 million due December 2011.
(3)	The floating rate multi-currency revolving credit facility matures in October 2009 and bears interest at applicable LIBOR rates plus a 175 basis point margin. Interest in the table above is calculated using 4.56% interest rate and $53,314 principal amount as of May 28, 2005 for all periods presented.
(4)	Lease obligations are related to certain warehouse and office facilities and office equipment under non-cancelable operating leases.
(5)	Certain French customers require a performance bond with an expiration date of August 2006, renewable annually.

We believe that the existing sources of liquidity, including current cash, as well as cash provided by operating activities, supplemented as necessary with funds available under credit arrangements, will provide sufficient resources to meet known capital requirements and working capital needs for the fiscal year ended June 3, 2006. However, we will need to raise additional capital through debt or equity financings, asset sales, or other sources to refinance the remaining $22.3 million aggregate principal amount of the 8 1/4% and 7 1/4% convertible debentures by June 2006, as required by the amended credit agreement.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to allowances for doubtful accounts, inventories, intangible assets, income taxes, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The policies discussed below are considered by management to be critical to understanding our financial position and results of operations. Their application involves more significant judgments and estimates in preparation of our consolidated financial statements. For all of these policies, management cautions that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The estimates are influenced by the following considerations: continuing credit evaluation of customers’ financial conditions; aging of receivables, individually and in the aggregate; large number of customers which are widely dispersed across geographic areas; collectability and delinquency history by geographic area; and the fact that no single customer accounts for 10% or more of net sales. Material changes in one or more of these considerations may require adjustments to the allowance affecting net income and net carrying value of accounts receivable. At May 28, 2005, the balance in the account was $1.9 million as compared to $2.5 million at May 29, 2004.

Impairment of Investments. We hold a portfolio of investment securities and periodically assess its recoverability. In the event of a decline in fair value of an investment, the judgment is made whether the decline is other-than-temporary. Management’s assessment as to the nature of a decline is largely based on the duration of that market decline, financial health of and specific prospects for the issuer, and our cash requirements and intent to hold the investment. If an investment is impaired and the decline in market value is considered to be other-than-temporary, an appropriate write-down is recorded. We recognized investment impairment in fiscal 2005, 2004, and 2003 of $49, $226, and $72, respectively.

Inventories. In fiscal 2003, we carried our inventories at the lower of cost or market using the last-in, first-out (LIFO) method. Effective in fiscal 2004, the North American operations, which represent a majority of our operations and approximately 78% of our inventories, changed from the LIFO method to the first-in, first-out (FIFO) method. All other inventories were consistently stated at the lower of cost or market using the FIFO method. We believe the FIFO method is preferable in these circumstances because it provides a better matching of revenue and expenses in our business environment. The accounting change was not material to the financial statements for any of the periods, and accordingly, no retroactive restatement of prior years’ financial statements was made.

Provisions for obsolete or slow moving inventories are recorded based upon regular analysis of stock rotation, obsolescence, and assumptions about future demand and market conditions. If future demands, change in the industry, or market conditions differ from management’s estimates, additional provisions may be necessary.

We recorded inventory obsolescence and overstock provisions of $3.9 million, $2.0 million, and $13.8 million in fiscal 2005, 2004, and 2003, respectively, which was included in the cost of products sold. The provisions were principally for obsolete and slow moving parts. The parts were written down to estimated realizable value.

Beginning in fiscal 2004, we implemented new policies and procedures to strengthen our inventory management process while continuing to invest in system technology to further enhance our inventory management tools. These policy and procedure changes included increased approval authorization levels for inventory purchases, quarterly quantitative and qualitative inventory aging analysis and review, changes in the budgeting process to establish targets and metrics that relate to our return on assets rather than only a revenue and profit expectation, and realignment of incentive programs in accordance with these targets and metrics. We are committed to inventory management as an ongoing process as the business evolves and technology changes.

Long-Lived and Intangible Assets. We periodically evaluate the recoverability of the carrying amounts of our long-lived assets, including software, property, plant and equipment. We assess in accordance with Statement of Financial Accounting Standard (SFAS) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the possibility of long-lived assets being impaired when events trigger the likelihood.

Impairment is assessed when the undiscounted expected cash flows derived from an asset are less than its carrying amount. If impairment exists, the carrying value of the impaired asset is written down and impairment loss is recorded in operating results. In assessing the potential impairment of our goodwill and other intangible assets, management makes significant estimates and assumptions regarding the discounted future cash flows to determine the fair value of the respective assets on an annual basis. These estimates and their related assumptions include, but are not limited to, projected future operating results, industry and economy trends, market discount rates, indirect expense allocations, and tax rates. If these estimates or assumptions change in the future as a result of changes in strategy, our profitability, or market conditions, among other factors, this could adversely affect future goodwill and other intangible assets valuations and result in additional impairment charges.

Effective June 1, 2002, we adopted SFAS No. 142, Goodwill and Other Intangible Assets. This statement changed the accounting for goodwill and indefinite-lived assets from an amortization approach to an impairment-only approach. As a result of the adoption of SFAS No. 142, we recorded a transitional impairment charge during the first quarter of fiscal 2003 of $21.6 million ($17.9 million net of tax), presented as a cumulative effect of accounting change. We performed our impairment test during the fourth quarter of each fiscal year. We did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded in fiscal 2005.

Warranties. We offer warranties for specific products we manufacture. We also provide extended warranties for some products we sell that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

We estimate the cost to perform under our warranty obligation and recognize this estimated cost at the time of the related product sale. We report this expense as an element of cost of products sold in our Consolidated Statement of Operations. Each quarter, we assess actual warranty costs incurred, on a product-by-product basis, as compared to our estimated obligation. The estimates with respect to new products are based generally on knowledge of the manufacturers’ experience and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Income Taxes. We recognize deferred tax assets and liabilities based on the differences between financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences, and the implementation of tax planning strategies. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase our valuation allowance against our deferred tax assets resulting in an increase in our effective tax rate and an adverse impact on operating results.

At May 28, 2005 and May 29, 2004, our deferred tax assets related to tax carryforwards were $14.2 million and $14.9 million, respectively. The tax carryforwards are comprised of net operating loss carryforwards and other tax credit carryovers. A majority of the net operating losses and other tax credits can be carried forward for 20 years.

We have recorded valuation allowances for the majority of our federal deferred tax assets, loss carryforwards, and tax loss carryforwards of certain non-U.S. subsidiaries. We believe that the deferred tax assets for the remaining tax carryforwards are considered more likely than not to be realizable based on estimates of future taxable income and the implementation of tax planning strategies.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, Accounting for Stock-Based Compensation. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or our fiscal year 2007. We are evaluating the impact of the adoption of SFAS No. 123(R) on the financial statements.

Risk Management and Market Sensitive Financial Instruments

Our foreign denominated assets and liabilities are cash, accounts receivable, inventory, accounts payable, and intercompany receivables and payables, primarily in Canada and member countries of the European community and, to a lesser extent, in Asia/Pacific and Latin America. We monitor our foreign exchange exposures and have entered into forward contracts to hedge significant transactions; however, this activity is infrequent. We did not enter into any forward contracts in fiscal 2005. In fiscal 2004, we entered into one forward contract with an approximate value of $85. Other tools that may be used to manage foreign exchange exposures include the use of currency clauses in sales contracts and the use of local debt to offset asset exposures.

As discussed above, our debt financing, in part, varies with market rates exposing us to the market risk from changes in interest rates. Certain operations, assets and liabilities of ours are denominated in foreign currencies subjecting us to foreign currency exchange risk. In order to provide the user of these financial statements guidance regarding the magnitude of these risks, the Securities and Exchange Commission requires us to provide certain quantitative disclosures based upon hypothetical assumptions. Specifically, these disclosures require the calculation of the effect of a 10% increase in market interest rates and a uniform 10% strengthening of the U.S. dollar against foreign currencies on our reported net earnings and financial position.

Under these assumptions, additional interest expense, tax effected, would have increased the net loss by $185 in fiscal 2005 and decreased income by $229 in fiscal 2004. These amounts were determined by considering the impact of the hypothetical 10% interest rate increase on our variable rate outstanding borrowings.

Had the U.S. dollar strengthened 10% against various foreign currencies, sales would have been lower by an estimated $22.5 million in fiscal 2005 and $20.0 million in fiscal 2004. Total assets would have declined by $10.7 million and $8.2 million in fiscal 2005 and fiscal 2004, respectively, while the total liabilities would have decreased by $4.1 million and $5.0 million in fiscal 2005 and fiscal 2004, respectively. These amounts were determined by considering the impact of the hypothetical 10% decrease in average foreign exchange rates against the U.S. dollar on the sales, assets and liabilities of our international operations.

The interpretation and analysis of these disclosures should not be considered in isolation since such variances in interest rates and exchange rates would likely influence other economic factors. Such factors, which are not readily quantifiable, would likely also affect our operations.

OUR BUSINESS

Our Company

We are a global provider of engineered solutions and a distributor of electronic components to the radio frequency (RF) and wireless communications, industrial power conversion, security, and display systems markets. We are committed to a strategy of providing specialized technical expertise and value-added products, which we refer to as “engineered solutions,” in response to our customers’ needs. These engineered solutions consist of:

•	products which we manufacture or modify;

•	products which are manufactured to our specifications by independent manufacturers under our own private labels; and

•	value we add through design-in support, systems integration, prototype design and manufacturing, testing, and logistics for our customers’ end products. We define design-in support to be component modifications or the identification of lower-cost product alternatives or complementary products.

Our products include RF and microwave components, power semiconductors, electron tubes, microwave generators, data display monitors, and electronic security products and systems. These products are used to control, switch or amplify electrical power or signals, or as display, recording or alarm devices in a variety of industrial, communication, and security applications.

Our broad array of technical services and products supports both our customers and vendors.

Our Strategic Business Units

We serve our customers through four strategic business units, each of which is focused on different end markets with distinct product and application needs. Our four strategic business units are:

•	RF and Wireless Communications Group;

•	Industrial Power Group;

•	Security Systems Division; and

•	Display Systems Group.

Each strategic business unit has dedicated marketing, sales, product management, and purchasing functions to better serve its targeted markets. The strategic business units operate globally, serving North America, Europe, Asia/Pacific, and Latin America.

Selected financial data attributable to each strategic business unit and geographic data for fiscal 2005, 2004 and 2003 is set forth in Note L of the notes to our consolidated financial statements included elsewhere in this prospectus.

RF and Wireless Communications Group

Our RF and Wireless Communications Group serves the global RF and wireless communications market, including infrastructure and wireless networks, as well as the fiber optics market. Our team of RF and wireless engineers assists customers in designing circuits, selecting cost effective components, planning reliable and timely supply, prototype testing, and assembly. The group offers our customers and vendors complete engineering and technical support from the design-in of RF and wireless components to the development of engineered solutions for their system requirements.

We expect continued growth in wireless applications as the demand for many types of wireless communication increases worldwide. We believe wireless networking and infrastructure products for a number of niche applications will require engineered solutions using the latest RF technology and electronic components, including:

•	automotive telematics, which is the use of computers and telecommunications to provide wireless voice and data applications in motor vehicles;

•	RF identification, which is an electronic data collection and identification technology for a wide range of products to transfer data between a movable item and a reader to identify, track, or locate items; and

•	wireless local area networks.

In addition to voice communication, we believe the rising demand for high-speed data transmission will result in major investments in both system upgrades and new systems to handle broader bandwidth.

We support these growth opportunities by partnering with many of the leading RF and wireless component manufacturers. A key factor in our ability to maintain a strong relationship with our existing vendors and to attract new vendors is our ability to supply them with worldwide demand forecasts for their existing products as well as products they have in development. We have developed internal systems to capture forecasted product demand by potential design opportunity based on ongoing dialog between our sales team and our customers. We share this information with our manufacturing suppliers to help them predict near and long-term demand and product life cycles. We have global distribution agreements with such leading suppliers as ANADIGICS, Anaren, ATC, Freescale, HUBER+SUHNER, M/A-COM, and WJ Communications. In addition, we have relationships with many niche RF and wireless suppliers to allow us to serve as a comprehensive RF and wireless resource.

We participate in most RF and wireless applications and markets in the world, focusing on infrastructure rather than consumer-driven subscriber applications.

The following is a description of our RF and Wireless Communications Group’s major product areas:

•	RF and Microwave Devices—a wide variety of components, such as RF transistors, mixers, switches, amplifiers, oscillators, and RF diodes, which are used in infrastructure, wireless networking, and other related markets, such as broadcast, cable TV, cellular and personal communications service telephony, satellite, wireless local area networks, and various other wireless applications, including our newly developed In-home Amplifier, which helps increase the ability to send and receive cellular signals from the home.

•	Interconnect Devices—passive components used to connect all types of electronic equipment including those employing RF technology.

•	Digital Broadcast—components and assemblies used in a broad range of applications in the digital broadcast market, including satellite, transmission, and RF components.

Effective for fiscal 2006, management of the semiconductor product lines will be transferred from the Industrial Power Group to the RF and Wireless Communications Group.

Industrial Power Group

Our Industrial Power Group provides engineered solutions for customers in diverse markets including the steel, automotive, textile, plastics, semiconductor manufacturing, broadcast, and transportation industries. Our team of engineers designs solutions for applications such as motor speed controls, industrial heating, laser technology, semiconductor manufacturing equipment, radar, and welding. We build on our expertise in power conversion technology to provide engineered solutions to fit our customers’ specifications using what we believe are the most competitive components from industry-leading vendors.

This group serves the industrial market’s need for both vacuum tube and solid-state technologies. We provide replacement products for systems using electron tubes as well as design and assembly services for new systems employing power semiconductors. As electronic systems increase in functionality and become more complex, we believe the need for intelligent, efficient power management will continue to increase and drive power conversion demand growth.

We represent leading manufacturers of electronic components used in industrial power applications. Among the suppliers we support are Advanced Power Technology, Amerex, Cornell- Dubilier, CPI, Eimac, General Electric, International Rectifier, Jennings, Litton, Mitsubishi, NJRC, National, Powerex, Vishay Draloric and Wakefield.

The following is a description of our Industrial Power Group’s major product areas:

•	Power Semiconductors—solid-state, high-frequency, high power products used in semiconductor manufacturing equipment, uninterruptible power supplies, medical radiation, broadcast, and industrial heating applications.

•	Silicon Controlled Rectifiers, Heat Sink Assemblies, and Power Semiconductor Modules—components used in many industrial control applications because of their ability to switch large amounts of power at high speeds. These silicon power devices are capable of operating at up to 4,000 volts at 2,000 amperes.

•	High Voltage and Power Capacitors—devices used in industrial, avionics, medical, and broadcast applications for filtering, high-current bypass, feed-through capacitance for harmonic attenuation, pulse shaping, grid and plate blocking, tuning of tank circuits, antenna coupling, and energy discharge.

•	Power Amplifier/Oscillator Tubes—vacuum or gas-filled tubes used in applications where current or voltage amplification and/or oscillation is required. Applications include induction heating, diathermy equipment, communications and radar systems, and power supplies for voltage regulation or amplification.

•	Microwave Generators—devices that incorporate magnetrons, which are high vacuum oscillator tubes used to generate energy at microwave frequencies. The pulsed magnetron is primarily used to generate high-energy microwave signals for radar applications. Magnetrons are also used in vulcanizing rubber, food processing, packaging, wood/glue drying, in the manufacture of wafers for the semiconductor industry and other industrial heating applications such as microwave ovens and by the medical industry for sterilization and cancer therapy.

•	Hydrogen Thyratrons—electron tubes capable of high speed and high voltage switching. They are used to control the power in laser and radar equipment and in linear accelerators for cancer treatment.

•	Thyratrons and Rectifiers—vacuum or gas-filled tubes used to control the flow of electrical current. Thyratrons are used to control ignitrons, electric motor speed controls, theatrical lighting, and machinery such as printing presses and various types of medical equipment. Rectifiers are used to restrict electric current flow to one direction in power supply applications.

•	Ignitrons—mercury pool tubes used to control the flow of large amounts of electrical current. Their primary applications are in welding equipment, power conversion, fusion research, and power rectification equipment.

Effective for fiscal 2006, management of the semiconductor product lines will be transferred from the Industrial Power Group to the RF and Wireless Communications Group.

Security Systems Division

Our Security Systems Division is a global provider of closed circuit television, fire, burglary, access control, sound, and communication products and accessories for the residential, commercial, and government markets. We specialize in closed circuit television design-in support, offering extensive expertise with applications requiring digital technology. Our products are primarily used for security and access control purposes but are also utilized in industrial applications, mobile video, and traffic management.

The security systems industry is rapidly transitioning from analog to digital imaging technology. We are positioned to take advantage of this transition through our array of innovative products and solutions marketed under our National Electronics™, Capture®, AudioTrak®, and Elite National Electronics® brands. We expect to gain additional market share by marketing ourselves as a value-added service provider and partnering with our other strategic business units to develop customized solutions as the transition to digital technology continues in the security industry.

We support our customer base with products from more than 100 manufacturers including such well-known names as Aiphone, GE, Panasonic, Paradox, Pelco, Sanyo, and Sony, as well as our own private label brands, National Electronics™, Capture®, AudioTrak® and Elite National Electronics®.

The following is a description of our Security Systems Division’s major product areas:

•	Closed Circuit Television—products used in surveillance applications and for monitoring hazardous environments in the workplace. Products include: cameras, lenses, cathode ray tube and liquid crystal display monitors, multiplexers, time lapse recorders, computerized digital video recorders, Internet-based video servers, and accessories.

•	Burglar and Fire Alarms—devices used to detect the presence of smoke, fire, or intrusion, and communicate information both to occupants and to a central monitoring station.

•	Access Control—hardware-based and software-based solutions used to prevent, monitor and/or control access.

•	Commercial, Residential, and Professional Sound Systems—sound reproduction components used in background music, paging, and telephonic interconnect systems along with custom home audio equipment used for distributed music and home theater systems.

Display Systems Group

Our Display Systems Group is a global provider of integrated display products and systems to the public information, financial, point-of-sale, and medical imaging markets. The group works with leading hardware vendors to offer the highest quality liquid crystal display, plasma, cathode ray tube, and customized display monitors. Our engineers design custom display solutions that include touch screens, protective panels, custom enclosures, specialized finishes, application specific software, and privately branded products.

The medical imaging market is transitioning from film-based technology to digital technology. Our medical imaging hardware partnership program allows us to deliver integrated hardware and software solutions for this growing market by combining our hardware expertise in medical imaging engineered solutions with our software partners’ expertise in picture archiving and communications systems. Through such collaborative arrangements, we are able to provide integrated workstation systems to the end user.

Our legacy business of supplying replacement cathode ray tubes continues to be an important market. We believe we are successful in supplying replacement cathode ray tubes because of our extensive cross-reference capability. This database, coupled with custom mounting hardware installed by us, enables us to provide replacement tubes for more than 200,000 products.

We have long-standing relationships with key manufacturers including 3M, Clinton Electronics, IBM, Intel, LG, NEC/Mitsubishi Displays, Panasonic Industrial, Philips-FIMI, Planar Systems, and Siemens Displays. We believe these relationships allow us to maintain a well-balanced and technologically advanced line of products.

The following is a description of our Display Systems Group’s major product areas:

•	Cathode Ray Tubes—vacuum tubes that convert an electrical signal into a visual image to display information on data display monitors. Cathode ray tubes are used in various environments, including hospitals, financial institutions, airports, and numerous other applications wherever large user groups share electronic data visually. This product line includes both monochrome and color tubes.

•	Flat Panel Displays—display monitors incorporating a liquid crystal or plasma panel, as an alternative to the traditional cathode ray tube technology, typically a few inches in depth and ranging from 10” to 52” measured diagonally. These displays are typically integrated with touchscreen technology or special mounting configurations based on the customer’s requirements.

•	High Resolution Medical Displays—an integral component of picture archiving and communications systems, displays are used in diagnostic and non-diagnostic imaging to display the digital image generated from computed tomography, magnetic resonance imaging, radiography, and other digital modalities.

Business Strategies

We are pursuing a number of strategies designed to enhance our business and, in particular, to increase sales of engineered solutions. Our strategies are to:

Capitalize on Engineering and Manufacturing Expertise. We believe that our success is largely attributable to our core engineering and manufacturing competency and skill in identifying cost-competitive solutions for our customers, and we believe that these factors will be significant to our future success. Historically, our primary business was the distribution and manufacture of electron tubes and we continue to be a major supplier of these products. This business enabled us to develop manufacturing and design engineering capabilities. Today, we use this expertise to identify engineered solutions for customers’ applications—not only in electron tube technology but also in new and growing end markets and product applications. We work closely with our customers’ engineering departments which allows us to identify engineered solutions for a broad range of applications. We believe our customers use our engineering and manufacturing expertise as well as our in depth knowledge of the components best suited to deliver a solution that meets their performance needs cost-effectively.

Target Selected Niche Markets. We focus on selected niche markets that demand a high level of specialized technical service, where price is not the primary competitive factor. These niche markets include wireless infrastructure, high power/high frequency power conversion, custom display and digital imaging. In most cases, we do not compete against pure commodity distributors. We often function as an extension of our customers’ and vendors’ engineering teams. Frequently, our customers use our design and engineering expertise to provide a product solution that is not readily available from a traditional distributor. By utilizing our expertise, our customers and vendors can focus their engineering resources on more critical core design and development issues.

Focus on Growth Markets. We are focused on markets we believe have high growth potential and which can benefit from our engineering and manufacturing expertise and from our strong vendor relationships. These markets are characterized by substantial end-market growth and rapid technological change. For example, the continuing demand for wireless communications is driving wireless application growth. Power conversion demand continues to grow due to increasing system complexity and the need for intelligent, efficient power management. We also see growth opportunities as security systems transition from analog to digital video recording and medical display systems transition from film to digital imaging.

Leverage Our Existing Customer Base. An important part of our growth is derived from offering new products to our existing customer base. We support the migration of our Industrial Power Group customers from electron tubes to newer solid-state technologies. Sales of products other than electron tubes represented approximately 83% of our sales in fiscal 2005 compared to 76% in fiscal 2000. In addition, our salespeople increase sales by selling products from all strategic business units to customers who currently may only purchase from one strategic business unit and by selling engineered solutions to customers who currently may only purchase standard components.

Growth and Profitability Strategies

Our long-range growth plan is centered around three distinct strategies by which we are seeking to maximize our overall profitability:

Focus on Internal Growth. We believe that, in most circumstances, internal growth provides the best means of expanding our business, both on a geographic and product line basis. We believe there is increased outsourcing of engineering as companies focus on their own core competencies, which we believe contributed to the increased demand for our engineered solutions. As technologies change, we plan to continue to capitalize on our customers’ need for design engineering. In fiscal 2005, we made sales to approximately 37,000 customers. We have developed internal systems to capture forecasted product demand by potential design opportunity. This allows us to anticipate our customers’ future requirements and identify new product opportunities. In addition, we share these future requirements with our manufacturing suppliers to help them predict near and long-term demand, technology trends and product life cycles.

Expansion of our product offerings is an ongoing program. In particular, the following areas have generated significant sales increases in recent years: RF amplifiers; interconnect and passive devices; silicon controlled rectifiers; custom and medical monitors; and digital closed circuit television security systems.

Reduce Operating Costs Through Continuous Operational Improvements. We constantly strive to reduce costs in our business through initiatives designed to improve our business processes. Recently, we have embarked on a vigorous program in an effort to improve operating efficiencies and asset utilization, with an emphasis on inventory control. Our incentive programs were revised in fiscal 2004 to heighten our managers’ commitment to these objectives. Since fiscal 2004, our strategic business units’ goals are based on return on assets. Additional programs are ongoing, including a significant investment in enterprise resource planning software during fiscal 2006.

Grow Through Acquisitions. We have an established record of acquiring and integrating businesses. Since 1980, we have acquired 35 companies or significant product lines and continue to evaluate acquisition opportunities on an ongoing basis. We seek acquisitions that provide product line growth opportunities by permitting us to leverage our existing customer base, expand the geographic coverage for our existing product offerings, or add incremental engineering resources/expertise. Our most significant acquisitions over the past five years include:

•	Celti (fiber optic communication—now part of our RF and Wireless Communications Group) in fiscal 2001;

•	Aviv (design-in services for active and passive components—now part of our RF and Wireless Communications Group) in fiscal 2001;

•	Sangus (RF and microwave applications—now part of our RF and Wireless Communications Group) in fiscal 2002; and

•	Evergreen (power conversion applications—now part of our Industrial Power Group) in fiscal 2005.

Effective June 1, 2005, the Company acquired A.C.T. Kern GmbH & Co. KG located in Germany (display technology—now part of our Display Systems Group).

Products and Suppliers

We purchase numerous products from various suppliers as noted above under “Our Strategic Business Units.” During fiscal 2005, we added the following suppliers: Aavid Thermal Technologies, Raltron Electronics Corporation, Sony Ericsson Mobile Communications (USA) Incorporated, NEC Display Solutions, Fractus SA, Aeroflex-Inmet, Teledyne Relays, CTS Wireless, LG, and ATC.

We evaluate our customers’ needs and maintain sufficient inventories in an effort to ensure our customers a reliable source of supply. We would generally anticipate holding approximately 90 days of inventory in the normal course of operations. This level of inventory is higher than some of our competitors due to the fact that we sell a number of products representing older, or trailing edge, technology that may not be available from other sources. The market for these trailing edge technology products is declining and as manufacturers for these products exit the business, we, at times, purchase a substantial portion of their remaining inventory. We also maintain an inventory of a broad range of products (which contributes to a higher total inventory) to be able to promptly service those customers who are buying product for replacement of components in equipment critical to preventing downtime of their operations. In other segments of our business, such as the RF and Wireless Communications Group, the market for our products is characterized by rapid change and obsolescence as a result of the development of new technologies, particularly in the semiconductor markets we serve. Since fiscal 2004, we have embarked on a vigorous program in an effort to improve operating efficiencies and asset utilization, with a particular emphasis on inventory control.

We have written distribution agreements with many of our suppliers; however, a number of these agreements provide for nonexclusive distribution rights and often include territorial restrictions that limit the countries in which we can distribute the products. The agreements are generally short-term, subject to periodic renewal and some contain provisions permitting termination by either party without cause upon relatively short notice. Although some of these agreements allow us to return inventory periodically, others do not, in which case, we may have obsolete inventory which we can not return to the supplier.

Our suppliers generally warrant the products we distribute and allow returns of defective products, including those returned to us by our customers. Except with respect to certain displays, we generally do not provide additional warranties on the products we sell. For information regarding our warranty reserves, see Note A of the notes to our consolidated financial statements elsewhere in this prospectus.

In addition to third party products, we distribute proprietary products principally under the trade names Amperex®, AudioTrak®, Call Capture™, Capture®, Cetron®, Elite National Electronics®, National®, National Electronics®, Pixelink™ and RF Gain™.

The proprietary products we currently sell, which we manufacture or have manufactured for us, include RF amplifiers, transmitters and pallet assemblies, thyratrons and rectifiers, power tubes, ignitrons, CW magnetron tubes, phototubes, spark gap tubes, microwave generators, custom RF matching networks, heatsinks, silicon controlled rectifier assemblies, large screen display monitors, liquid crystal display monitors, and computer workstations. The materials used in the manufacturing process consist of glass bulbs and tubing, nickel, stainless steel and other metals, plastic and metal bases, ceramics, and a wide variety of fabricated metal components. These materials generally are readily available, but some components may require long lead times for production and some materials are subject to shortages or price fluctuations based on supply and demand.

Sales and Marketing

As of the end of fiscal 2005, we employed approximately 565 sales personnel worldwide. In addition, we have approximately 158 authorized representatives, who are not our employees, selling our products, primarily in regions where we do not have a direct sales presence. Many of our field representatives focus on just one of our strategic business units, while others focus on all of our strategic business units, within a particular geographic area. Our sales representatives are compensated in part on a salaried basis and in part on a commission basis.

We offer various credit terms to qualifying customers as well as prepayment, credit card, and cash on delivery terms. We establish credit limits prior to selling product to our customers and routinely review delinquent and aging accounts. We establish reserves for estimated credit losses in the normal course of business.

Distribution

We maintain an inventory of more than 750,000 part numbers in our inventory database, and we estimate more than 80% of orders received by 6:00 p.m. local time are shipped complete the same day. Customers can access our product inventory through electronic data interchange, our web site at www.rell.com, or our catalog at www.catalog.rell.com, or by telephone. Customer orders are processed by the regional sales offices and supported by one of our principal distribution facilities in LaFox, Illinois; Lincoln, England; Vancouver, British Columbia; or Singapore, Republic of Singapore and/or our 39 additional stocking locations throughout the world. We utilize a sophisticated data processing network that provides on-line, real-time interconnection of all sales offices and central distribution operations, 24 hours per day, seven days per week. Information on stock availability, cross-reference information, customers, and market analyses are instantly obtainable throughout the entire distribution network.

Employees

As of May 28, 2005, we employed 1,165 individuals on a full-time basis. Of these, 586 were located in the United States and 579 were employed internationally. Our worldwide employee base included 691 in sales and product management, 198 in distribution support, 148 in administrative positions, and 128 in value-added and product manufacturing. All of our employees are non-union. We consider our relationships with our employees to be good.

Competition

We believe engineering capability, exclusive vendor relationships, and product diversity create segmentation among our competitors. We believe that the key competitive factors in our markets include the ability to provide engineered solutions, inventory availability, product quality, reliable delivery, and price. We believe that, on a global basis, we are a significant provider of engineered solutions and products which utilize RF and power semiconductors and subassemblies, electron tubes, cathode ray tubes, custom and medical monitors, and security systems. In many instances, our competition is our customer base and their decision to make or buy, as well as the original equipment manufacturer for sales of replacement parts and system upgrades to service existing installed equipment. In addition, we compete worldwide with other general line distributors and other distributors of electronic components.

Patents and Trademarks

We hold or license certain manufacturing patents and trademark rights. Although our patents and trademarks have some value, they are not material to our success, which depends principally upon our core engineering capability, marketing technical support, product delivery, and the quality and economic value of our products.

Properties

We own our corporate facility and largest distribution center, which is located on approximately 96 acres in LaFox, Illinois, consisting of approximately 242,000 square feet of manufacturing, warehouse, and office space. We also own a building containing approximately 45,000 square feet of warehouse space on 1.5 acres in Geneva, Illinois. As described in Note P in the notes to the consolidated financial statements, we entered into a contract to sell the building and land located in Geneva, Illinois for $3,000,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. Accordingly, we cannot give any assurance as to the timing or successful completion of the transaction. We also own facilities outside of the United States in England, Spain, Italy and Mexico.

We also maintain leased branch sales offices in or near major cities throughout the world, including 34 locations in North America, 20 in Europe, 16 in Asia/Pacific, and 5 in Latin America.

We consider our properties to be generally well maintained, in sound condition and repair, and adequate for our present needs.

Legal Proceedings

We are involved in several pending judicial proceedings concerning matters arising in the ordinary course of our business. While the outcome of litigation is subject to uncertainties, based on currently available information, we believe that, in the aggregate, the results of these proceedings will not have a material adverse effect on our financial condition.

On December 20, 2002, we filed a complaint against Signal Technology Corporation in the United States District Court for the Northern District of Illinois, which we dismissed on February 27, 2003. On February 14, 2003 Signal Technology filed a declaratory judgment suit against us in Superior Court, Boston, Massachusetts, and on March 4, 2003, we filed a complaint against Signal Technology Corporation in the Circuit Court of Cook County, Illinois. On February 13, 2004, we dismissed our complaint in Circuit Court, Cook County, Illinois. From November 6, 2000 through December 6, 2001, Signal Technology issued six purchase orders to purchase low-frequency amplifiers and other electronic components from us and subsequently refused to take delivery of the components. We are claiming damages of approximately $2.0 million resulting from Signal Technology’s refusal to take delivery. Signal Technology’s declaratory judgment suit in Massachusetts seeks a ruling that it has no liability to us, but Signal Technology has not asserted any claim against us.

In fiscal 2003, two customers of our German subsidiary asserted claims against us in connection with heterojunction field effect transistors we sold to them. We acquired the heterojunction field effect transistors from the manufacturer pursuant to a distribution agreement. The customers’ claims are based on the heterojunction field effect transistors not meeting the specification provided by the manufacturer. We notified the manufacturer and our insurance carrier of these claims. In fiscal 2005, the claim of one of the two customers was settled without any admission of liability on our part, with a full release from liability and without any material consideration from us, the settlement amount being paid by our insurance carrier. Because our investigation has not been completed, we are unable to evaluate the merits of this claim or the prospects of recovery from the manufacturer or insurance carrier. We intend to vigorously defend this claim and, if we should have any liability arising from this claim, we intend to pursue our claims against the manufacturer and our insurer. As of September 15, 2005, no proceedings have been instituted regarding these claims.

Recent Developments

Appointment of Chief Financial Officer

On June 20, 2005, we announced that David J. DeNeve had been appointed Senior Vice President and Chief Financial Officer, replacing Kelly Phillips who had held the position of Chief Financial Officer on an interim basis since April 4, 2005. From March 2004 until joining us, Mr. DeNeve was on a leave for personal reasons. Prior to joining the Company, Mr. DeNeve was employed by Material Sciences Corporation as Vice President and Controller from April 2003 to March 2004, Vice President, Finance—Engineered Materials and Solutions Group from November 2001 to April 2003, Vice President and Controller from March 2001 to November 2001, and Controller from October 1996 to February 2001.

Identification of Material Weaknesses in Internal Control over Financial Reporting

Management conducted an assessment of the effectiveness of our internal control over financial reporting as of May 28, 2005 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control—Integrated Framework. Management identified the following material weaknesses in our internal control over financial reporting as of May 28, 2005:

1.	Deficiencies in our control environment. We did not maintain effective company-level controls as defined in the Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission.

2.	Inadequate controls associated with the accounting for income taxes. We did not employ personnel with the appropriate level of skill and experience to prepare, document, and review our accounting for income taxes.

3.	Inadequate financial statement preparation and review procedures. We did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure that accurate and reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis.

4.	Deficiency related to the application of accounting literature. We did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure appropriate application of Financial Accounting Standards Board Statement (SFAS) No. 52, Foreign Currency Translation.

As a result of these material weaknesses, we concluded that we did not have effective disclosure controls and procedures as of May 28, 2005.

In order to remediate the material weaknesses identified in internal control over financial reporting and ensure the integrity of our financial reporting processes, we have implemented or are in the process of implementing the following actions:

•	In June 2005, we hired a Director of Tax to increase our focus on processes and procedures associated with accounting for income taxes;

•	We are assessing the appropriateness of engaging outside tax professionals to provide global compliance and reporting services to ensure that we have appropriate resources to conduct timely reviews and evaluations of our current and deferred tax provisions, deferred tax assets and liabilities, and related complex tax issues;

•	We have developed a program to provide training for accounting personnel in our foreign subsidiaries. Beginning in September 2005, training will be conducted and will continue throughout fiscal 2006;

•	We have enhanced our account reconciliation process to ensure that accounts are being reconciled on a timely basis, the reconciliations are independently reviewed, and any reconciling items are cleared on a timely basis;

•	We have developed a plan to strengthen its procedures regarding the review and approval of journal entries through system automation;

•	We have developed formal procedures for financial statement variance analysis and balance sheet reconciliations. The monthly closing schedule is formally communicated to all subsidiaries;

•	We have improved documentation of management review and reconciliation performance through policies, education and re-enforcement, a balance sheet listing of employees who reconcile and approve account reconciliations, and the implementation of key financial manager checklists;

•	We intend to enhance controls over financial reporting of our foreign subsidiaries to ensure the consolidated financial statements are presented in accordance with U.S. GAAP;

•	We will develop and implement a policy related to controls over end-user computing; and

•	We are recruiting for a Director of Internal Audit to assist the Company in its ongoing evaluation and monitoring of internal control over financial reporting.

In addition, in an effort to improve internal control over financial reporting, we continue to emphasize the importance of establishing the appropriate environment in relation to accounting, financial reporting, and internal control over financial reporting and the importance of identifying areas for improvement and to create and implement new policies and procedures where material weaknesses or significant deficiencies exist. Furthermore, in an effort to improve internal control over financial reporting, we have hired additional accounting expertise and has continued our use of external resources. In addition, a new Chief Financial Officer joined the Company in June 2005.

See “Risk Factors—Risks Related to Our Business—If we do not maintain effective internal control over financial reporting, we could be unable to provide timely and reliable financial information” and “Experts.”

Engagement of Ernst & Young LLP as Independent Registered Public Accounting Firm

On August 29, 2005, we, with the approval of our audit committee, notified Ernst & Young LLP (“E&Y”) of its selection as our independent registered public accounting firm for the fiscal year ending June 3, 2006. E&Y’s engagement became effective on September 12, 2005, coincident with the completion of E&Y’s client acceptance procedures and its acceptance of the engagement.

During each of our two most recent fiscal years and through the date of this report, we did not consult E&Y with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, or other matters as set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

E&Y previously served as our auditors from December 1981 until August 21, 2003, when KPMG LLP was engaged. As previously reported on Forms 10-K/A filed on May 20, 2005 and January 30, 2004, the Company restated its fiscal 2003 and 2002 financial statements that previously had been audited by E&Y. Accordingly, during the Company’s 2004 and 2005 fiscal years, E&Y performed audit procedures and audit-related discussions with the Company regarding these restatements.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of September 12, 2005:

Name	Age	Position
Edward J. Richardson	63	Chairman of the Board and Chief Executive Officer
Bruce W. Johnson	64	President, Chief Operating Officer and Director
William G. Seils	70	Senior Vice President, General Counsel and Secretary
Robert L. Prince	43	Executive Vice President, Worldwide Sales
Gregory J. Peloquin	41	Executive Vice President and General Manager, RF & Wireless Communications Group
Murray J. Kennedy	44	Executive Vice President and General Manager, Industrial Power Group
Wendy Diddell	40	Vice President and General Manager, Security Systems Division
Larry Blaney	47	Vice President and General Manager, Display Systems Group
Pierluigi Calderone	47	Vice President and Director, European Operations
Joseph C. Grill	61	Senior Vice President, Human Resources
Kathleen M. McNally	46	Senior Vice President, Marketing Operations and Customer Support
Gint Dargis	48	Vice President & Chief Information Officer
Larry Duneske	51	Vice President, Worldwide Logistics
David J. DeNeve	37	Senior Vice President and Chief Financial Officer
Arnold R. Allen	73	Director
Jacques Bouyer	77	Director
Scott Hodes	68	Director
Ad Ketelaars	48	Director
John R. Peterson	48	Director
Harold L. Purkey	61	Director
Samuel Rubinovitz	75	Director

Edward J. Richardson has been employed by us or our predecessor since 1961, holding several positions. He was Chairman of the Board, President and Chief Executive Officer from September 1989 until November 1996 when Mr. Johnson became President. Mr. Richardson continues to hold the offices of Chairman of the Board and Chief Executive Officer.

Bruce W. Johnson has been our President, Chief Operating Officer and Director since joining the Company in November 1996. From January 1992 until January 1996, he was President of Premier Industrial Corporation, a New York Stock Exchange listed company that was acquired by Farnell Ltd. in April 1996. Mr. Johnson was Executive Vice President of Premier from February 1987 until January 1992. Premier is a full service business to business supplier of electronic components for industrial and consumer products, essential maintenance and repair products for industrial, commercial, and institutional applications, and manufactures high-performance fire-fighting equipment.

William G. Seils has been a Senior Vice President since January 1992 and has served as our General Counsel and Secretary since May 1986. Prior to joining the Company in 1986, Mr. Seils was a partner in the law firm of Arvey, Hodes, Costello and Burman, Chicago, Illinois.

Robert L. Prince has been our Executive Vice President of Worldwide Sales since February 1998 and was Vice President of Worldwide Sales from November 1996 until February 1998. Mr. Prince was Vice President of Sales from November 1991 until November 1996 and held several other positions since joining the Company in November 1978.

Gregory J. Peloquin has been our Executive Vice President and General Manager of the RF & Wireless Communications Group since January 2002. Prior to that, he was Vice President of the RF & Wireless Communications Group since November 1999 when he rejoined the Company. Mr. Peloquin first joined the Company in 1990 and held various positions in product management until 1997 when he left to join Motorola, Inc. as Director of Global Distribution for Wireless Infrastructure Division, which position he held until he rejoined the Company in 1999.

Murray J. Kennedy has been our Executive Vice President and General Manager of the Industrial Power Group since January 2002. Prior to that, he was Vice President and General Manager of the Industrial Power Group since September 1999. Mr. Kennedy has held various industrial product management positions since joining the Company in March 1994. Prior thereto, he held positions with Litton Electron Devices Group and ITT Electron Devices Division.

Wendy Diddell has been our Vice President and General Manager of the Security Systems Division since June 2004. Prior to that, she was employed as a Management Consultant for the Security Systems Division since July 2003. Prior thereto, Ms. Diddell was employed as the Senior Vice President of Sales and Marketing for Ultrak, Inc. since 1997, a global manufacturer of closed circuit television and access control systems for the commercial and government markets.

Larry Blaney has been our Vice President and General Manager of the Display Systems Group since February 2005. Prior thereto, Mr. Blaney was a Vice President of our Display Products Group Engineered Solutions since 2004 and Vice President of Sales and Marketing of our Display Products Group since joining us in 1998 in connection with our acquisition of his company, Eternal Graphics.

Pierluigi Calderone has been our Vice President and Director of European Operations since 1998. Mr. Calderone joined the Company in 1990 as District Sales Manager for Italy and served as Regional Sales Manager of Italy from February 1991 until March 1998.

Joseph C. Grill has served as an officer since 1987 and became an executive officer in the position of Vice President—Corporate Administration in 1992. In 1994, his title was changed to Vice President, Human Resources, and in 1999 he was made Senior Vice President, Human Resources.

Kathleen M. McNally has been our Senior Vice President of Marketing Operations and Customer Support since July 2000. Ms. McNally served as Marketing Services Manager from 1986 until 1989 and was named Vice President and Corporate Officer of Marketing Operations in 1989 until 2000. She has held various positions within Marketing since joining the Company in 1979.

Gint Dargis has been our Vice President and Chief Information Officer since March 2003. Since 1999, Mr. Dargis has held similar positions at Hub Group Distribution Services (distribution service e-business) and Publicis—Frankel (a lead promotion and marketing agency). He joined Publicis—Frankel as Director of Applications in 1997. Throughout his career, Mr. Dargis has pursued a career-long focus in information technology management with companies ranging from Ameritech to Alberto-Culver to Zurich Insurance.

Larry Duneske has been our Vice President of Worldwide Logistics since January 1999. Prior to that, he held logistics management positions since joining the Company in December 1996. Prior to joining the Company, Mr. Duneske was the Director of Distribution with Newark Electronics and Simon & Schuster. In addition, he has held various strategic planning, operations management, and engineering positions with IBM, Ford Motor Company, and ROLM.

David J. DeNeve has been Senior Vice President and Chief Financial Officer since joining the Company in June 2005. From March 2004 until joining the Company, Mr. DeNeve was on a leave for personal reasons. Prior to that, Mr. DeNeve was employed by Material Sciences Corporation as Vice President and Controller from

April 2003 to March 2004, Vice President, Finance—Engineered Materials and Solutions Group from November 2001 to April 2003, Vice President and Controller from March 2001 to November 2001, and Controller from October 1996 to February 2001.

Arnold R. Allen has been a director since 1986. He joined the Company as our President and Chief Operating Officer in September 1985. He retired as President of the Company in September 1989. Since his retirement, Mr. Allen has been a management consultant to us and presently provides management consulting services to us. He served as Chairman of the Strategic Planning Committee of our board of directors from April 1991 until April 1992.

Jacques Bouyer has been a director since 1990. He served as Chairman of the Board of Philips Components of Paris, France, engaged in the manufacture and sale of electronic components and a subsidiary of N.V. Philips of The Netherlands, from April 1990 until January 1994 when he became honorary Chairman of the Board and a Director until December 1995. Mr. Bouyer also was Vice Chairman of the BIPE Institute for Economic and Market Research from 1981 until 1997. He has been a self-employed consultant in business strategies and management for JBC Consult-Paris since January 1990 until December 2002. He has been Chairman and a board member of Bethe1-Paris, a small internet start-up company since July 2002.

Scott Hodes has been a director since 1983. He has been a partner in the law firm of Bryan Cave LLP since January 2004 and for more than five years prior to that he was a partner in the law firm of McGuire Woods Ross & Hardies and its predecessor Ross & Hardies.

Ad Ketelaars has been a director since 1996. He is the Chief Executive Officer of Philips Business Communications, a position he has held since March 2003. He was Vice President and Managing Director of Richardson Electronics Europe from May 1993 until July 1996. Mr. Ketelaars has held several general management positions with companies such as Philips (Electronic Components), ITT (Cable TV), EnerTel (Telecom Operator), and Comsys (Voice Response Systems).

John R. Peterson has been a director since 1999. He is a Managing Director, the Head of Investment Banking, and a member of the Board of Directors of Cleary Gull Inc., an investment banking and investment consulting firm he joined in March 2002. Previously he was a Managing Director of Tucker Anthony Inc., the Co-Head of its Tucker Anthony Sutro Capital Markets (“TASCM”) division, which provided investment banking services to the Company, and a member of its Operating Committee until November 2001. For a brief time in 2001 and 2002, he was a Managing Director of Riverview Financial Group, LLC, until it was acquired by Cleary Gull Inc. He is a member of the Board of Directors of Krueger International, Inc., a privately held contract furniture manufacturer, and Medem, Inc., a privately held healthcare information technology company.

Harold L. Purkey has been a director since 1994. He was President of Forum Capital Markets from May 1997 until the company was acquired by First Union Securities in 2000, upon which he became the Managing Director of First Union Securities until his retirement in October 2001. Mr Purkey was Senior Managing Director of Forum Capital from May 1994 until May 1997. From July 1990 until February 1994, he was employed by Smith Barney Shearson, holding the position of Senior Managing Director and Manager of the Convertible Bond Department. He is a director of Reptron Electronics, Inc., and is Chairman of its Audit Committee.

Samuel Rubinovitz has been a director since 1984. He was Executive Vice President of EG&G, Inc., a diversified manufacturer of instruments and components, from April 1989 until his retirement in January 1994. He is also a Director of LTX Corporation and a member of its Compensation Committee; and a director of Kronos, Inc and a member of its Compensation Committee.

Executive officers are elected annually at the time of the annual stockholders’ meeting and serve until their respective resignation, death, or removal.

Directors’ Compensation

Directors who are not our employees receive a quarterly fee of $3,000 and a fee of $500 for each board or committee meeting (other than audit committee meetings, for which the fee is $1,000) attended in person or by telephone, plus travel expenses. Mr. Peterson, as chairman of our audit committee, receives an additional quarterly fee of $1,500.

In addition, each current Non-Employee Director, as referred to below, has received a grant of options to acquire 25,000 shares of our common stock, upon election to the board, at exercise prices ranging from $5.25 per share to $12.875 per share (the fair market value on the date of grant) under our Stock Option Plan for Non-Employee Directors, which we refer to as the “Directors’ Plan,” or our 1996 Stock Option Plan for Non-Employee Directors, which we refer to as the “1996 Directors’ Plan.”

Since 1996, each current Non-Employee director received a grant of an option under our 1996 Directors’ Plan to acquire an additional 5,000 shares of our common stock each April beginning at the later of 1996 or five years after first elected as a director at exercise prices ranging from $5.375 per share to $12.875 per share. Under the Director’s Plan and the 1996 Directors’ Plan, options were granted to any director who was not an officer or employee of us or any of our subsidiaries or affiliates and who had not been such for a period of one year prior to his first being elected to the board, which we refer to as a “Non-Employee Director.”

Options issued under the Directors’ Plan and 1996 Directors’ Plan are intended to be non-qualified stock options, not entitled to special tax treatment under Section 422A of the Internal Revenue Code of 1986, as amended, from time to time. The Directors’ Plan and the 1996 Directors’ Plan are administered by our board of directors, which has the sole responsibility for construing and interpreting those plans. Each option granted is evidenced by an option agreement between the optionee and us and, subject to the provisions of the Directors’ Plan or the 1996 Directors’ Plan, contains such terms and conditions as may be approved by the board. The purchase price of each share that may be purchased upon exercise of an option is the fair market value of the share on the date the option is granted. These options are exercisable for a period of approximately ten years. Under the Directors’ Plan, any new Non-Employee Director elected or appointed was granted an option to purchase 25,000 shares of our common stock on the date such director took office. All options granted under the Directors’ Plan vest over a five-year period from the date of grant with 20% of the option shares becoming first exercisable on each anniversary of the grant date.

The Directors’ Plan was terminated with respect to future grants on April 10, 1996. Under the 1996 Directors’ Plan, any new Non-Employee Director elected or appointed after April 30, 1996 is granted an option to purchase 25,000 shares of our common stock on the date such director takes office. All such options granted to new Non-Employee Directors vest over a five-year period from the date of grant with 20% of the option shares becoming first exercisable on the anniversary of the grant date. On each April 30 (after April 30, 1996), which is on or after the fifth anniversary of a Non-Employee Director’s initial election as a director, such director is granted an additional option for 5,000 shares (subject to adjustment). The board terminated the 1996 Directors’ Plan with respect to future grants on June 16, 2005. The Richardson Electronics, Ltd. 2006 Stock Option Plan for Non-Employee Directors, which we refer to as the “2006 Directors’ Plan,” is being proposed to replace the 1996 Directors’ Plan.

Under the 2006 Directors’ Plan, options shall be granted to non-employee members of the board to purchase not more than an aggregate of 400,000 shares of our common stock, subject to adjustment in accordance with the provisions of the 2006 Directors’ Plan. Such shares may be either authorized but unissued shares or shares which have been or may be re-acquired by us, including treasury shares. The purpose of the 2006 Directors’ Plan is to promote our long-term interest by attracting and retaining qualified and experienced persons as non-employee directors and by providing additional incentive for such directors to work for our success and growth through continuing ownership of our stock.

The Directors’ Plan, the 1996 Directors’ Plan and the 2006 Directors’ Plan provide, among other things, that the option of any optionee, whose status as a director terminates because of retirement or removal from the board within one year after a change of control, as defined in such plans, will become fully exercisable with respect to all shares covered thereby and not previously purchased upon exercise of the option and will remain fully exercisable until the option expires by its terms.

Mr. Allen has non-qualified stock options for 11,781 shares of common stock and 11,782 shares of Class B common stock at an exercise price of $12.95 per share. Mr. Allen has been a management consultant to us and presently provides management consulting services to us. In fiscal 2005, he received payments of $14,001 from us and $4,667 to date in fiscal 2006. We expect to continue to retain Mr. Allen as a management consultant.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation for our chief executive officer and our four highest paid executive officers (named executive officers) for fiscal 2005, as well as the total compensation paid to each such individual for our two prior fiscal years.

Summary Compensation Table

Long-Term Compensation
		Annual Compensation					Awards			Payouts
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(1)		Restricted Stock Awards(2)		Stock Options/SARs	Long-Term Incentive Payouts	All Other Compensation(3)
Edward J. Richardson CEO and Chairman of the Board	2005 2004 2003	$461,356 444,845 436,980	$	— 120,660 —	$	— — —	$	— — —	— — —	$ — — —	$4,100 6,840 4,000

Bruce W. Johnson President and Chief Operating Officer	2005 2004 2003	415,048 399,392 391,263		— 153,066 80,575		— — —		105,200 129,000 85,800	12,500 — —	— — —	4,100 6,840 4,000

Dario Sacomani(4) Senior Vice President	2005 2004 2003	295,358 284,738 258,462		56,486 109,993 72,415		— — —		— — 150,003	12,500 — 50,000	— — —	4,100 6,840 4,000

William G. Seils Senior Vice President, General Counsel and Secretary	2005 2004 2003	219,075 212,352 209,142		83,111 98,440 70,014		— — —		— — —	6,975 — —	— — —	4,100 6,840 4,000

Robert L. Prince Executive Vice President, Worldwide Sales	2005 2004 2003	223,377 211,239 205,250		94,802 92,944 73,806		— — —		— — —	7,125 — —	— — —	4,100 6,840 4,000

(1)	While officers enjoy certain perquisites, such perquisites do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus except as shown.
(2)	The restricted stock issued to Mr. Johnson vested at the date of grant and that issued to Mr. Sacomani vests in three equal annual installments. The number of shares and fair market value of unvested restricted stock as of May 28, 2005 held by Mr. Sacomani was 4,700 shares and $41,360, respectively, based on a closing price of $8.80 per share of our common stock on the Nasdaq National Market on May 27, 2005, the last trading day before May 28, 2005. Holders of restricted stock are entitled to vote such shares and receive dividends.
(3)	These amounts represent our discretionary and 401(k) matching contributions to our profit sharing plan.
(4)	Until taking a medical leave of absence in April 2005, Mr. Sacomani also served as our chief financial officer.

Stock Option Awards

The following table summarizes options granted during fiscal year 2005 to the named executives at fiscal year end:

Option Grants in Last Fiscal Year

Name	Options Granted (1)(2)	% of Total Options Granted to Employees in FY05	Exercise or Base Price ($/sh)	Expiration Date	Fair Value at Grant Date(3)
Edward J. Richardson	—	—	$—	—	$—
Bruce W. Johnson	12,500	4.3%	7.750	9/10/2014	37,000
Dario Sacomani	12,500	4.3%	7.750	9/10/2014	37,000
William G. Seils	6,975	2.4%	7.750	9/10/2014	20,646
Robert L. Prince	7,125	2.5%	7.750	9/10/2014	21,090

(1)	Options granted become exercisable in annual increments of 20%, beginning September 10, 2005.

(2)	Options granted under the option plan are exercisable for a period of up to ten years from the date of grant. Options terminate upon the optionee’s termination of employment with us, except under certain circumstances.
(3)	The fair value of the option at the grant date was calculated using the Black-Scholes option-pricing model, using the following assumptions: $.16 annual dividend per share, expected annual standard deviation of stock price of 47% and a risk-free interest rate of 3.7%.

Stock Option Exercises and Holdings

The following table summarizes options exercised during fiscal year 2005 and presents the value of the unexercised options held by the named executive officers as of May 28, 2005:

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR

AND FISCAL YEAR END OPTION VALUES

	Options Exercised(1)		Number of Securities Underlying Unexercised Options held at May 28, 2005		Value of Unexercised, In-the- money Options at May 28, 2005(2)
Name	Shares Acquired	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Edward J. Richardson	—	$—	—	—	$—	$—
Bruce W. Johnson	—	—	150,000	32,500	127,000	30,525
Dario Sacomani	—	—	33,333	29,167	—	13,125
William G. Seils	—	—	75,370	15,555	89,814	17,033
Robert L. Prince	—	—	91,000	16,125	104,785	17,921

(1)	We permit broker-assisted cashless exercise of options by all optionees, including executive officers.
(2)	Represents the difference between $8.80 per share, which was the closing price of our common stock on May 27, 2005, the last trading day before May 28, 2005, and the exercise price of the options.

Employment Agreements

Bruce W. Johnson became our president and chief operating officer on November 12, 1996 pursuant to an agreement dated as of November 7, 1996, which provides for an annual base salary subject to adjustment in certain circumstances, and a bonus if our earnings per share (excluding extraordinary charges) for the fiscal year exceeds our earnings per share for the prior fiscal year with the amount of such bonus, if any, determined by our actual earnings per share performance in relation to our budgeted earnings per share for the fiscal year. Mr. Johnson’s cash bonus for fiscal year 2005 was $0. The agreement also provides for payments to Mr. Johnson for one year equal to his salary and bonus and other employee benefits if his employment is terminated under certain circumstances, including, without cause or from a change-in-control, or a breach by us. During his employment term and for two years after termination for any reason, Mr. Johnson is prohibited from contacting any individual or entity that was one of our customers or suppliers during his last 12 months of employment with us. The agreement is for an indefinite term, during which Mr. Johnson is employed on an at-will basis.

Pursuant to a three-year employment agreement dated May 31, 2002, Dario Sacomani became our senior vice president and chief financial officer. Mr. Sacomani was eligible to receive a bonus of up to 50% of his base salary if performance goals were met. Fifty percent of the bonus was determined by our earning performance and 50% was determined by Mr. Sacomani meeting goals for the year established by the chief executive officer. Mr. Sacomani also received an option for 50,000 shares (with an exercise price equal to 100% of fair market value on the date of grant) and a restricted stock award for 14,098 shares that vested in equal amounts over three years. Mr. Sacomani’s cash bonus for fiscal year 2005 was $56,486. On July 18, 2005, Mr. Sacomani and the

Company agreed to terminate Mr. Sacomani’s employment as an executive officer. He remains as an employee until December 31, 2005 or his earlier acceptance of other employment at a salary of $11,699 every two weeks.

Robert L. Prince is employed as our executive vice president of worldwide sales pursuant to an employment agreement dated June 6, 2000, pursuant to which he receives a base salary which is reviewed annually and a bonus of 50% of his base salary if performance goals established annually by us are met. Mr. Prince’s cash bonus for fiscal year 2005 was $94,802. The agreement provides for payment to Mr. Prince for one year equal to his salary and bonus for the 12-month period prior to termination in the event of termination of employment without cause or by Mr. Prince within 180 days after a sale to or merger into another company or a change of control. During his employment term and for one year after termination for any reason, Mr. Prince is prohibited from competing against us. The agreement is for an indefinite term, during which Mr. Prince is employed on an at-will basis.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2005 were Messrs. Bouyer, Hodes, and Rubinovitz. The members of the Stock Option Committee during fiscal 2005 were Messrs. Bouyer and Rubinovitz. See “—Related Party Transactions” below.

Related Party Transactions

Mr. Richardson controls $1,122,000 principal amount of the Company’s 7 1/4% debentures and $1,309,000 principal amount of the Company’s 8 1/4% debentures as of August 23, 2005.

Mr. Hodes is a partner in the law firm of Bryan Cave LLP, which firm provided legal services to us in fiscal 2005 and continues to provide legal services to us in fiscal 2006. Mr. Hodes was a partner in the law firm of McGuire Woods Ross & Hardies, which firm provided legal services to us in fiscal 2002, 2003 and 2004.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information, as of August 23, 2005 (except as noted), concerning the beneficial ownership of our common stock and Class B common stock, before and as adjusted to reflect the sale of shares offered by this prospectus, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our directors and executive officers as a group; and

•	each person who is known by us to be the beneficial owner of more than 5% of our common stock.

Because Class B common stock is convertible into common stock, the number of shares listed as owned under the common stock column in the table also includes the number of shares listed under the common stock column. Except as otherwise indicated below, each of the entities or persons named in the table has sole voting and investment power with respect to all shares of common stock beneficially owned by him, her or it. To the extent any of the persons listed below sells notes in this offering, the number of shares they will be deemed to own will decrease.

	Number of Shares of Common(1)(2)		Percent of Class Before Offering	Percent of Class After Offering	Number of Shares of Class B Common(3)		Percent of Class Before Offering	Percent of Class After Offering	Percent of Total Voting if Class Voting Not Applicable
									Before Offering(3)	After Offering(3)
Edward J. Richardson	3,232,722	(4)	18.49%	18.49%	3,106,442		99.58%	99.58%	68.44%	68.44%
Bruce W. Johnson	228,832	(5)	1.58%	1.58%	—		*	*	*	*
Arnold R. Allen	25,000	(6)	*	*	11,782		*	*	*	*
Jacques Bouyer	58,250	(7)	*	*	—		*	*	*	*
Scott Hodes	83,424	(8)	*	*	3,712		*	*	*	*
Ad Ketelaars	—		*	*	—		*	*	*	*
John R. Peterson	35,000	(9)	*	*	—		*	*	*	*
Harold L. Purkey	57,000	(10)	*	*	—		*	*	*	*
Samuel Rubinovitz	55,431	(11)	*	*	825		*	*	*	*
William G. Seils	84,402	(12)	*	*	—		*	*	*	*
Robert Prince	105,351	(13)	*	*	—		*	*	*	*
Dario Sacomani(14)	47,582	(15)	*	*	—		*	*	*	*
DePrince, Race & Zollo, Inc.	3,070,515	(16)	21.51%	21.51%	—		*	*	6.75%	6.75%
Loomis Sayles & Company, L.P.	827,195	(17)	5.79%	—%	—		*	*	1.82%	—%
T. Rowe Price Associates, Inc.	1,342,455	(18)	9.40%	6.53%	—		*	*	2.95%	2.89%
Royce & Associates, LLC	1,859,878	(19)	13.03%	13.03%	—		*	*	4.09%	4.09%
Executive Officers and Directors as a group (22 persons)	4,288,447	(20)	25.52%	25.52%	3,110,979	(21)	99.72%	99.72%	70.74%	70.74%

(*)	Less than 1%.
(1)	Includes the number of shares listed under the column “Number of Shares of Class B Common.”
(2)	Except as noted, beneficial ownership of each of the shares listed is comprised of either sole investment and sole voting power, or investment power and voting power that is shared with the spouse of the director or officer, or voting power that is shared with the trustee of our Employee Stock Ownership Plan, or “ESOP,” with respect to shares identified as allocated to the individual’s ESOP account.
(3)	Common stock is entitled to one vote per share and Class B common stock is entitled to ten votes per share. Computation assumes that Class B common stock held or subject to acquisition pursuant to stock options is not converted.
(4)

Includes 3,106,442 shares of common stock which would be issued upon conversion of Mr. Richardson’s Class B common stock, 27,040 shares of common stock allocated to the account of Mr. Richardson under the ESOP and 43,803 shares of common stock which would be issued upon conversion of $926,000 principal amount of our 7 1/4% debentures, and 41,555 shares of common stock which would be issued upon conversion of $748,000 principal amount of our 8 1/4% debentures owned by Mr. Richardson and 9,271 shares of common stock which would be issued upon conversion of $196,000 principal amount of our 7 1/4% debentures, and 4,611 shares of common stock which would be issued upon conversion of $83,000 principal amount of our 8 1/4% debentures owned by a trust of which Mr. Richardson is a co-trustee and as co-trustee Mr. Richardson has shared investment and voting power with respect to these 8 1/4% debentures. Does not include 20,035 shares of common stock held by William G. Seils as custodian for Mr. Richardson’s sons, Alexander and Nicholas, 6,897 shares of common stock held by Mr. Richardson’s wife or 26,555 shares of common stock which would be issued upon conversion of $478,000 principal amount of our 8 1/4% debentures owned by Mr. Richardson’s wife, as to which Mr. Richardson disclaims beneficial ownership. Mr. Richardson’s business address is 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393

(5)	Includes 167,500 shares of common stock as to which Mr. Johnson holds stock options exercisable within 60 days. Also includes 1,732 shares of common stock allocated to the account of Mr. Johnson under the ESOP.
(6)	Includes 11,781 shares of common stock as to which Mr. Allen holds stock options exercisable within 60 days and an additional 11,782 shares of common stock which would be issued upon conversion of 11,782 shares of Class B common stock as to which he also holds stock options exercisable within 60 days.
(7)	Includes 50,000 shares of common stock as to which Mr. Bouyer holds stock options exercisable within 60 days.
(8)	Includes 3,712 shares of common stock which would be issued upon conversion of Mr. Hodes’ Class B common stock. Also includes 45,000 shares of common stock as to which Mr. Hodes holds stock options exercisable within 60 days.
(9)	Includes 30,000 shares of common stock as to which Mr. Peterson holds stock options exercisable within 60 days.
(10)	Includes 30,000 shares of common stock as to which Mr. Purkey holds stock options exercisable within 60 days.
(11)	Includes 825 shares of common stock which would be issued upon conversion of Mr. Rubinovitz’ Class B common stock. Also includes 50,000 shares of common stock as to which Mr. Rubinovitz holds stock options exercisable within 60 days.
(12)	Includes 72,555 shares of common stock as to which Mr. Seils holds stock options exercisable within 60 days. Also includes 10,664 shares of common stock allocated to the account of Mr. Seils under the ESOP. Does not include shares held as custodian—see footnote (4).
(13)	Includes 83,425 shares of common stock as to which Mr. Prince holds stock options exercisable within 60 days. Also includes 7,487 shares of common stock allocated to the account of Mr. Prince under the ESOP.
(14)	Until taking a leave of absence in April 2005, Mr. Sacomani served as our chief financial officer.
(15)	Includes 33,333 shares of common stock as to which Mr. Sacomani holds stock options exercisable within 60 days and 181 shares of common stock allocated to the account of Mr. Sacomani under the ESOP.
(16)	DePrince, Race & Zollo, Inc. is an investment advisor having sole power to vote and dispose of these shares. Information disclosed in this table was obtained from DePrince, Race & Zollo on August 2, 2005. The address for DePrince, Race & Zollo, Inc. is 201 S. Orange Ave., Suite 850, Orlando, FL 32801.
(17)	Consists of 827,195 shares of common stock which would be issued on conversion of our notes. Loomis Sayles & Company, L.P. (“Loomis”) is an investment advisor with power to direct investment and/or power to vote the securities. Clients of Loomis have the economic interest but no one client has such an interest relating to more than 5% of the class. Information disclosed in this table was obtained from Loomis on August 26, 2005. The address for Loomis is One Financial Center, Boston, MA 02111.
(18)	Includes 450,055 shares of common stock which would be issued on conversion of our notes. These securities are owned by various individuals and institutional investors including the T. Rowe Price Small Cap Value Fund, Inc. (which owns 725,000 shares, and all of the notes), which T. Rowe Price Associates, Inc. or “Price Associates”, serves as investment advisor with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for the entire holding of 1,342,455 shares and has sole voting power for 167,400 shares of common stock and T. Rowe Price Small Cap Value Fund has sole voting power for the shares which it owns. Information disclosed in this table was obtained from T. Rowe Price Associates on July 26, 2005. The address for T. Rowe Price Associates is 100 East Pratt Street, Baltimore, MD 21202.
(19)	Charles M. Royce may be deemed a controlling person of Royce & Associates, Inc. (“Royce”) and Royce Management Company (“RMC”) and as such may be deemed to beneficially own the shares of common stock beneficially owned by Royce and RMC. Mr. Royce does not own any shares outside of Royce and RMC, and disclaims beneficial ownership of the shares held by Royce and RMC. On October 1, 2001, Royce & Associates, Inc., The Royce Funds’ investment adviser, became an indirect wholly-owned subsidiary of Legg Mason, Inc. (“Legg Mason”). On March 31, 2002, Royce & Associates, Inc. was merged into Royce Holdings, LLC (a wholly-owned subsidiary of Legg Mason), which then changed its name to Royce & Associates, LLC. As a result of this merger, Royce & Associates, LLC became The Royce Funds’ investment adviser and a direct wholly-owned subsidiary of Legg Mason. Information disclosed in this table was obtained from Royce on July 27, 2005. The address for Royce is 1414 Avenue of the Americas, New York, NY 10019.
(20)	Does not include 20,035 shares of common stock held by certain members of such group as custodians under Uniform Gift to Minors Acts or 6,897 shares of common stock held by spouses of members of the group and 26,555 shares of common stock which would be issued upon conversion of $478,000 principal amount of the Company’s 8 1/4% debentures held by spouses of member of group. Includes 3,110,979 shares of common stock which would be issuable on conversion of Class B common stock, 777,623 shares of common stock issuable upon options exercisable within 60 days, 11,782 shares of common stock which would be issuable on conversion of Class B common stock issuable upon options exercisable within 60 days, 43,803 shares of common stock which would be issued upon conversion of $926,000 principal amount of our 7 1/4% debentures, and 41,555 shares of common stock which would be issued upon conversion of $748,000 principal amount of our 8 1/4% debentures. Includes 61,644 shares of common stock held in trust for the benefit of our profit sharing trust and ESOP allocated to the accounts of all executive officers and directors as a group; such shares are ratably forfeitable in the event the officer leaves our employ prior to completing six years of service.
(21)	Includes 11,782 shares of Class B common stock as to which Mr. Allen holds stock options exercisable within 60 days.

DESCRIPTION OF THE NOTES

We issued the notes under the indenture dated February 15, 2005 between us and J.P. Morgan Trust Company, National Association as trustee. We are summarizing certain important provisions of the notes and the indenture. You should refer to the specific terms of the indenture for a complete statement of the terms of the indenture and the notes. See “Where You Can Find More Information.” When we use capitalized terms that we do not define here, those terms have the meanings given in the indenture. Unless otherwise indicated, when we use references to Sections or defined terms, we mean Sections or defined terms in the indenture. The following summary is qualified by reference to the applicable provisions of the indenture, which we filed as an exhibit to the registration statement of which this prospectus is a part which is incorporated by reference herein. As used in this “Description of Notes” section, references to “Richardson,” “we,” “our,” or “us” refer solely to Richardson Electronics, Ltd. and not to our subsidiaries.

General

The notes are our unsecured senior subordinated obligations and are subordinated in right of payment to our Senior Indebtedness (as defined in “—Subordination” below) and rank senior to all of our other currently outstanding unsecured obligations. The notes mature on December 15, 2011 unless earlier converted, redeemed, or repurchased and have been issued in denominations of $1,000 and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes.

The notes may be converted into shares of our common stock at an initial conversion price of $18.00 per share of common stock. The conversion price is subject to adjustment if certain events occur, as described below. Upon conversion of a note, the holder will receive only shares of our common stock and a cash payment to account for any fractional share. The holder will not receive any cash payment for interest accrued and unpaid to the conversion date except under the limited circumstances described below.

The notes were issued under the indenture dated February 15, 2005 between us and the trustee. The indenture does not limit the amount of debt, including Senior Indebtedness, that we may issue or incur or, as described in “—Additional Notes” below the amount of notes we may issue. The indenture is subject to and governed by the Trust Indenture Act of 1939, as amended.

The indenture does not contain any financial covenants or restrictions on the payment of dividends or the issuance or repurchase of securities by us and contains only limited covenants on the incurrence of additional indebtedness. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described below under “—Repurchase at Option of Holder.”

The notes have been issued as fully registered securities, in denominations of $1,000 and whole multiples of $1,000 and are represented by one or more global securities registered in the name of Cede & Co., as nominee for DTC. A detailed description of the DTC book-entry system and the circumstances in which you are entitled to receive physical delivery of notes are set forth below under “Book-Entry Securities.”

Ranking

The notes are our unsecured senior subordinated obligations. The payment of principal of, and interest on, the notes, as set forth in the indenture, ranks senior to the following:

•	indebtedness of us to one of our subsidiaries;

•	indebtedness which by its terms is not superior in right of payment;

•	the 7 1/4% debentures;

•	the 8 1/4% debentures, which are also senior to the 7 1/4% debentures; and

•	future indebtedness that is expressly made subordinate to the notes.

The notes are subordinated to our Senior Indebtedness, including amounts borrowed under our amended credit agreement and future indebtedness that is not expressly subordinate to the notes. As of May 28, 2005, we had $53,357,909 in Senior Indebtedness.

In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of our notes to have rights in those assets, are subject to the prior claim of any creditors of that subsidiary. As of May 28, 2005, our subsidiaries had $17,621,347 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Prior to December 19, 2006, we may not incur any Senior Indebtedness other than under our existing credit agreement. On and after December 19, 2006, we may from time to time incur additional indebtedness, including Senior Indebtedness. Our subsidiaries may also from time to time incur additional indebtedness and liabilities.

Payments on Notes; Transfers

Interest on the notes accrues from February 15, 2005 or from the most recent date to which interest has been paid or duly provided for at 7 3/4% per year and will be payable semi-annually in arrears on June 15 and December 15 of each year, beginning on June 15, 2005, to the person in whose names the notes are registered at the close of business on June 1 and December 1 preceding the respective interest payment dates, except that the interest payable at maturity or upon redemption or repurchase by us will be paid to the same person to whom principal of the notes is payable. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. (Section 2.02)

Any payment otherwise required to be made in respect of the notes on a date that is not a business day may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest will accrue as a result of a delayed payment of this kind. A business day is defined as a day other than a Saturday, Sunday or a day on which (i) the banks in Chicago, Illinois or New York, New York are required or permitted to be closed or (ii) the trustee’s principal corporate trust office is closed.

We will make payments on the notes and transfers of notes can be made at the office of the trustee.

Conversion

Except in the case of notes called for redemption, the holder of notes has the right, exercisable at any time up to and including the maturity date, to convert the notes at the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of common stock at the conversion price of $18.00 per share, subject to adjustment as described below. (Section 10.01) In addition, we may elect to automatically convert the notes at any time on or after December 19, 2006 and prior to maturity if the closing price of our common stock has been at least 125% of the conversion price for at least 20 trading days during any 30 trading day period ending within five trading days prior to the date of the automatic conversion notice provided that (x) this registration statement is effective and available for use from the date we notify the holder of the automatic conversion through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the Registration Rights Agreement, or (y) the common stock issuable upon conversion may be sold pursuant to Rule 144 under the Securities Act. If we elect to automatically convert the notes, we will provide the holders with at least 20 but not more than 30 days’ notice prior to the conversion date. In the case of notes called for redemption, conversion rights will expire at the close of business on the redemption date. Notice of redemption must be mailed not less than 10 and not more than 60 days prior to the redemption date.

Upon conversion, holders will not receive any cash payment of interest. However, if notes are converted after the close of business on a record date but prior to the opening of business on the next succeeding interest payment date, holders of those notes at the close of business on the record date will receive the interest payable on those notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a repurchase date following a change of control that is during that period, or (3) to the extent of any overdue interest, if any overdue interest exists at the time of conversion with respect to that note. (Section 10.03) The conversion price is subject to adjustment upon the occurrence of certain events, including:

•	the payment of a dividend in shares of common stock to holders of common stock;

•	the payment of a dividend in cash in an amount per share of common stock in excess of $0.16 per year;

•	the subdivision, combination or reclassification of outstanding shares of common stock;

•	the issuance to all holders of common stock of rights or warrants entitling them for a period expiring within 45 days after the record date to purchase shares of common stock (or securities convertible into common stock) at a price per share (or having a conversion price per share) less than the then current market price per share of the common stock on that record date; and

•	the distribution to holders of common stock of any assets or debt securities or (excluding cash dividends which are not in excess of $0.16 per share of common stock per year) rights or warrants (other than those referred to above) to purchase securities. (Sections 10.07-10.09)

No adjustment of the conversion price must be made until cumulative adjustments amount to at least $.10 in the conversion price. (Section 10.12) Conversion price adjustments, or the omission to make such adjustments, may in certain circumstances result in constructive distributions that could be taxable as dividends, to holders of notes or common stock issuable on conversion thereof.

Redemption at Our Option

The notes are not redeemable by us at any time prior to December 19, 2006. On or after December 19, 2006, but prior to December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption provided that the closing price of our common stock has been at least 125% of the conversion price for 20 trading days during any 30 trading day period prior to the date of mailing of the redemption notice. On or after December 19, 2007, we may redeem the notes, in whole or in part, at any time at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest, if any, to, but excluding the date of redemption. (Section 3.01)

If the redemption date is an interest payment date, interest will be paid on that interest payment date to the record holder on the relevant record date.

We will provide not less than 10 nor more than 60 days’ notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption. (Section 3.03)

If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. (Section 3.02) If the trustee selects a portion of a holder’s notes for partial redemption and such holder converts a portion of such notes, the converted portion will be deemed to be from the portion selected for redemption. (Section 3.06)

We may not redeem the notes if we have failed to pay any interest on the notes when due and this failure to pay is continuing. We will notify all of the holders of the notes if we redeem any of the notes. (Section 3.01)

Repurchase at Option of Holder

If a change of control occurs, each holder has the right, at such holder’s option, to require us to repurchase for cash all of such holder’s notes or any portion of the principal amount of such holder’s notes that is equal to $1,000 or any integral multiple of $1,000. A change of control is deemed to have occurred if:

•	any person or group, other than Edward J. Richardson, (i) becomes the direct or indirect beneficial owner of more than 50% of the total voting power of all shares of our voting stock or (ii) has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or another person consolidates with, or merges with or into, us and the persons that beneficially owned, directly or indirectly, our voting stock immediately prior to the transaction beneficially own, directly or indirectly, shares of voting stock representing less than a majority of the total voting power of all outstanding classes of voting stock of the surviving person;

•	we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our consolidated assets and the persons that beneficially owned, directly or indirectly, the shares of our voting stock immediately prior to the transaction beneficially own, directly or indirectly, shares of voting stock representing less than a majority of the total voting power of all outstanding classes of voting stock of the transferee; or

•	we are dissolved or liquidated.

However, a change of control will not be deemed to have occurred if either:

•	the last reported sale price of our common stock for any five trading days during the ten trading days immediately preceding the change of control is at least equal to 105% of the conversion price immediately before the change of control; or

•	in the case of a merger or consolidation, at least 90% of the consideration excluding cash payments for fractional shares in the merger or consolidation constituting the change of control consists of capital stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change of control) and as a result of such transaction or transactions the notes become convertible solely into such capital stock, excluding cash payments for fractional shares. (Section 1.01)

This repurchase will occur on the date which is not more than 45 days after the date of our notice of a change of control. We will repurchase these notes at a repurchase price equal to 101% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, to, but excluding the date of repurchase. We are required to provide notice of any change of control and of the repurchase right to all holders on or before 30 days after the change of control. (Section 3.07)

We may choose to pay the change of control repurchase price in cash or shares of our common stock or a combination of cash and shares of our common stock (provided that in any event we will pay any accrued and unpaid interest in cash).

If we elect to pay the change of control repurchase price in whole or in part in shares of our common stock, the number of shares of common stock to be delivered by us will be equal to the portion of the change of control repurchase price to be paid in shares of our common stock divided by 97.5% of the market price of our common stock. The market price of our common stock will be determined prior to the applicable change of control repurchase date as described below. If we elect to pay the change of control repurchase price in whole or in part in shares of our common stock, we will pay cash in lieu of fractional shares in an amount based upon the market price of our common stock. (Section 3.08)

“Market price” means, with respect to any change of control repurchase date, the average of the last reported sale price of our common stock for the 20 consecutive trading days ended on the third business day prior to the applicable change of control repurchase date (or, if the third business day is not a trading day, then ending on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first trading day of the 20 trading-day period and ending on the applicable change of control repurchase date of any event requiring an adjustment of the conversion rate under the indenture.

Because the market price of our common stock is determined prior to the applicable change of control repurchase date, you will bear the market risk with respect to the value of the shares of our common stock, if any, to be received from the date the market price is determined to the date you received the shares. In addition, the market price of our common stock is an average price rather than the price as of a single date.

The rights of the holders to require us to repurchase their notes upon a change of control could discourage a potential acquirer of us. The change of control repurchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change of control repurchase feature is a common term contained in other offerings of debt securities similar to the notes that have been issued in comparable transactions.

The term “change of control” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to repurchase the notes upon a change of control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The definition of change of control includes a phrase relating to the sale, assignment, conveyance, transfer, lease or other disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to repurchase its notes as a result of the sale, assignment, conveyance, transfer, lease or other disposition of less than all of our assets may be uncertain.

If a change of control were to occur, we may not have enough funds to pay the change of control repurchase price. In addition, our credit agreement imposes significant operating and financial restrictions on us. These restrictions include limitations on our borrowings under the credit agreement. As a result of these restrictions, we may not be able to repurchase our notes without being in default under our credit agreement. If we fail to repurchase the notes when required following a change of control, we will be in default under the indenture. In addition, we have, and may in the future incur, other indebtedness (including our existing credit facility) with similar change of control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Our obligation to make a repurchase upon a change of control will be satisfied if a third party makes the change of control repurchase offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a change of control repurchase offer made by us, purchases all notes properly tendered and not withdrawn under the change of control repurchase offer and otherwise complies with its obligations in connection therewith. (Section 3.07)

Notice of Certain Transactions

If we:

•	take any action which would require an adjustment in the conversion price;

•	consolidate or merge with, or transfer all or substantially all of our assets to, another corporation, and our stockholders must approve the transaction; or

•	are to be dissolved or liquidated;

the holders of the notes may want to convert into common stock prior to the record or effective date for the transaction so that such holder may receive the rights, warrants, securities or assets which a holder of common stock on that date may receive. Therefore, we are required to provide the holders of the notes and the trustee notice of the transaction including the proposed record or effective date, as the case may be. The notice must be mailed at least 10 days prior to the record or effective date. However, failure to mail the notice will not affect the validity of the transaction. (Section 10.15)

Subordination

The indebtedness evidenced by the notes is subordinate to the prior payment when due of the principal of, premium, if any, and interest on all Senior Indebtedness. Upon maturity of any Senior Indebtedness, payment in full must be made on the Senior Indebtedness before any payment is made on or in respect of the notes. During the continuance of any default in payment of principal of, premium, if any, or interest on Senior Indebtedness, we may not make any payment on or in respect of the notes. (Section 11.02) Upon any distribution of our assets in any dissolution, winding-up, liquidation or reorganization, payment of the principal of, and interest on, the notes will be subordinated, to the extent and in the manner set forth in the indenture, to the prior payment in full of all Senior Indebtedness. (Section 11.03) This subordination will not prevent the occurrence of any Event of Default (as defined in “—Defaults and Remedies” below). (Section 11.11)

“Senior Indebtedness” means the principal of, premium (if any) and interest or borrowings made under the amended credit agreement and our other Indebtedness outstanding at any time other than:

•	Indebtedness to a subsidiary for money borrowed or advanced from any such subsidiary;

•	Indebtedness which by its terms is not superior in right of payment to the notes;

•	the 7 1/4% debentures and 8 1/4% debentures; and

•	all other future Indebtedness which by its terms is not superior in right of payment to the notes.

“Indebtedness” means:

•	any of our debt (1) for borrowed money, capitalized leases, and purchase money obligations or (2) evidenced by a note, debenture, letter of credit or similar instrument given in connection with the acquisition, other than in the ordinary course of business, of any property or assets;

•	any debt of others described in the preceding clause which we have guaranteed or for which we are otherwise liable; and

•	any amendment, renewal, extension or refunding of any such debt. (Section 11.01)

As of May 28, 2005, the outstanding amount of our Senior Indebtedness was $53,357,909.

By reason of this subordination, in the event of insolvency, holders of notes may recover less ratably than our general creditors.

The notes are by their terms superior in right of payment to the 7 1/4% debentures and 8 1/4% debentures. (Section 11.01)

In addition, the notes are structurally subordinate to any indebtedness of our subsidiaries. Any right of ours to receive assets of any of our subsidiaries upon their insolvency, dissolution or reorganization and the dependent right of holders of notes to have rights in those assets, will be subject to the prior claim of any creditors of that subsidiary. As of May 28, 2005, our subsidiaries had $17,621,347 of indebtedness, excluding indebtedness that is also Senior Indebtedness.

Registration Rights of Holders of the Notes

When we issued the notes, we entered into a registration rights agreement with the initial holders of the notes. As required under that agreement, we have filed with the Securities and Exchange Commission, at our expense, a shelf registration statement, of which this prospectus forms a part, covering resales by holders of the notes and the common stock issuable upon conversion of the notes. Under the terms of the registration rights agreement, we have agreed to use our best efforts to keep the registration statement effective until February 15, 2007 (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

We will provide to each registered holder copies of this prospectus and take certain other actions as are required to permit unrestricted re-sales of the notes and the common stock issuable upon conversion of the notes. A holder who sells securities pursuant to the shelf registration statement of which this prospectus forms a part generally will be required to be named as a selling stockholder in this prospectus (or a supplement or amendment to this prospectus) and to deliver this prospectus (together with any prospectus supplement or amendment) to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). We may suspend the holder’s use of the prospectus for a reasonable period not to exceed two periods of more than 30 days in any 12-month period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole; provided, however, that these limits do not apply if our board of directors determines in its good faith judgment, that there is a reasonable possibility that a sale of the notes pursuant to the prospectus would result in a violation of the Securities Act. Each holder, by its acceptance of a new note, agrees to hold any communication by us regarding suspension of the holder’s use of the prospectus in confidence.

Additional Notes

Pursuant to the indenture, we may, from time to time, without the consent of the holders of the notes, create and issue additional notes which will have terms and conditions identical to those of the notes, except that any such additional notes:

•	may have a different issue date from the new notes,

•	may have a different amount of interest payable on the first interest payment date after issuance than is payable on other new notes,

•	may have additional terms and conditions required to conform to applicable provisions of the Securities Act of 1933, as amended, or any registration rights agreement to which such additional notes are subject and

•	may have other appropriate terms and conditions, provided that such additional terms and conditions do not adversely effect the holder of any then existing notes in any material respect. In no event should any terms and conditions of any additional notes cause the additional notes to constitute a different class of securities from the notes for U.S. income tax purposes. (Section 204)

Defaults and Remedies

The term “event of default” when used in the indenture means any one of the following:

•	failure to pay interest for 30 days (whether or not prohibited by the subordination provisions);

•	failure to pay principal when due at maturity or upon redemption or repurchase (whether or not prohibited by the subordination provisions);

•	failure to convert the notes into shares of common stock upon exercise of a holder’s conversion right, unless that failure is cured within five days after written notice of default is given to us by the trustee or the holder of that note;

•	failure to repurchase at the option of the holder upon a change of control;

•	failure to provide notice of the occurrence of a change of control and repurchase of the notes at the option of the holder upon a change of control;

•	failure to redeem the notes after we have exercised our option to redeem;

•	failure to perform any other covenant for 30 days after written notice to us from the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes;

•	acceleration of the maturity of any Indebtedness of ours or any of our subsidiaries in any one case or in the aggregate in excess of $10,000,000, if such acceleration is not rescinded, annulled or otherwise cured within 30 days after notice to us; and

•	certain events of bankruptcy, insolvency or reorganization of us or any of our subsidiaries. (Section 6.01)

The indenture provides that the trustee will, within 90 days after the occurrence of a default, give the holders of the notes notice of all uncured defaults known to it (the term “default” to include the events specified above, without grace or notice), provided that, except in the case of default in the payment of principal of or interest on any of the notes, the trustee will be protected in withholding the notice if it in good faith determines that the withholding of the notice is in the interest of the holders of notes. (Section 7.05)

In case an event of default occurs and is continuing, the trustee or the holders of not less than 25% in aggregate principal amount of the notes then outstanding, by notice in writing to us (and to the trustee if given by the holders of the notes), may declare the principal of and all accrued and unpaid interest on all the notes to be due and payable immediately. In case of certain events of bankruptcy or insolvency involving us or any of our subsidiaries, the principal and accrued and unpaid interest on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal or interest that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults. (Section 6.02)

Defaults (except, unless therefore cured, a default in payment of principal of, premium, if any, or interest on the notes or a default with respect to a provision which cannot be modified under the terms of the indenture without the consent of each holder of notes affected) may be waived by the holders of a majority in principal amount of the outstanding debentures upon the conditions provided in the indenture. (Section 6.04)

The indenture requires us to file periodic reports with the trustee as to the absence of defaults. (Section 4.03)

Modification of the Indenture

The indenture contains provisions permitting us and the trustee without the consent of any holder of notes to supplement or amend the indenture to cure any ambiguity, omission, defect or inconsistency, to provide for certificated notes, to add to our covenants, to surrender any of our rights or powers, to provide for conversion rights or issuance of additional notes pursuant to the indenture, to reduce the conversion price, subject to applicable Nasdaq marketplace rules, to comply with SEC requirements, to make changes necessary in connection with the registration of the notes and the shares of our common stock upon conversion of the notes, or to make any change that does not materially and adversely affect the rights of any holder of notes. (Section 9.01) Otherwise, our rights and obligations and the rights of holders of notes may be modified by us and the trustee only with the consent of the holders of not less than a majority in principal amount of notes then outstanding. No waiver of a default in the payment of the principal of or interest on a note or reduction in the principal of or the premium or the interest rate on the notes or a change in the percentage of holders required for modification of the indenture and no extension of the maturity of any note or in the time of payment of interest and no change that materially and adversely affects the right to convert a note will be effective against any holder of notes without that holder’s consent. (Section 9.02)

Satisfaction and Discharge of the Indenture

The indenture will be discharged and canceled if all the notes have been delivered to the trustee for cancellation or upon deposit with the trustee, within not more than six months prior to the maturity or redemption of all the notes, of funds sufficient for such payment or redemption. (Section 8.01)

The Trustee

J.P. Morgan Trust Company, National Association, is the trustee under the indenture. JPMorgan Chase Bank, N.A. (formerly known as Bank One, NA), an affiliate of the trustee, has provided us with our principal banking services, including bank accounts and normal banking transactions for a number of years. We have obtained loans from JPMorgan Chase Bank, N.A., in the past and JPMorgan Chase Bank, N.A., together with other lenders, has extended a $109,000,000 line of credit to us pursuant to an Amended and Restated Revolving Credit Agreement dated as of October 29, 2004, as amended, of which $53,313,529 was outstanding as of May 28, 2005.

The holders of a majority in principal amount of all outstanding debentures have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy available to the trustee, providing that such direction would not conflict with any rule of law or with the indenture, would not be unduly prejudicial to the right of another holder of and would not subject the trustee to personal liability. (Section 6.05) The indenture provides that in case an event of default occurs and is known to the trustee (and is not cured), the trustee will be required to use the degree of care of a prudent man in the conduct of his own affairs in the exercise of its rights and powers. Subject to these provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request of any of the holders of notes unless they will have offered to the trustee security and indemnity satisfactory to it. (Section 7.01)

Governing Law

The indenture and the notes are governed by and construed in accordance with the internal laws of the State of Illinois. (Section 12.09)

Book-Entry Securities

The notes are book-entry securities and were issued in the form of one or more global securities deposited with DTC as evidence of all of the notes. This means that we do not issue certificates to each holder. We issued one or more global securities to DTC, which keeps a computerized record of its participants (for example, your broker) whose clients have purchased the notes. The participant keeps a record of its clients who own beneficial interests in the global securities. Unless it is exchanged in whole or in part for a security evidenced by individual certificates, a global security may not be transferred, except that DTC, its nominees and their successors may transfer a global security as a whole to one another. Beneficial interests in global securities are shown on, and transfers of beneficial interests in global notes are made only through, records maintained by DTC and its participants. Each person owning a beneficial interest in a global security must rely on the procedures of DTC and, if the person is not a participant, on the procedures of the participant through which the person owns its beneficial interest to exercise any rights of a holder of notes under the indenture.

We will make payments on the global securities to DTC or its nominee, as the sole registered owner and holder of the global securities. Neither we nor the trustee nor any of our respective agents will be responsible or liable for any aspect of DTC’s records relating to or payments made on account of beneficial ownership interests in a global security or for maintaining, supervising or reviewing any of DTC’s records relating to the beneficial ownership interests.

DTC has informed us that, when it receives any payment on a global security, it will immediately, on its book-entry registration and transfer system, credit the accounts of participants with payments in amounts proportionate to their beneficial interests in the global security as shown on DTC’s records. Payments by participants to you, as an owner of a beneficial interest in the global security, will be governed by standing instructions and customary practices (as is now the case with securities held for customer accounts registered in “street name”) and will be the sole responsibility of the participants.

Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

A global security will be exchanged for certificated notes if (1) DTC notifies us that it is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor within 90 days, (2) an Event of Default has occurred and is continuing or (3) we decide that the global security will be exchangeable. If that occurs, we will issue notes in certificated form in exchange for the global security. An owner of a beneficial interest in the global security then will be entitled to physical delivery of a certificate for notes equal in principal amount to that beneficial interest and to have those notes registered in its name. We will issue the certificates for the notes in denominations of $1,000 or any larger amount that is an integral multiple thereof, and we will issue them in registered form only, without coupons. (Section 2.07)

DTC has advised us that it is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to Section 17A of the Exchange Act.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

We are party to various debt instruments. The following is a summary description of those debt instruments which we have an outstanding aggregate principal amount in excess of $5.0 million.

7 1/4% Debentures and 8 1/4% Debentures

The 7 1/4% debentures were issued pursuant to an indenture, which we refer to as the “7 1/4% indenture,” dated as of December 15, 1986, between us and U.S. Bank, N.A., whom we refer to as the “7 1/4% trustee,” as successor trustee to Continental Illinois National Bank and Trust Company of Chicago. The 8 1/4% debentures were issued pursuant to an indenture, which we refer to as the “8 1/4% indenture,” dated as of December 16, 1996, between us and J.P. Morgan Trust Company, National Association, whom we refer to as the “8 1/4% trustee,” as successor trustee to American National Bank and Trust Company of Chicago. We refer to the 7 1/4% indenture and the 8 1/4% indenture collectively as the “old indentures.”

General

The outstanding debentures are our unsecured obligations and are junior in priority to our Senior Indebtedness (as defined below), as described under “Subordination.” The 7 1/4% debentures mature on December 15, 2006. The 8 1/4% debentures mature on June 15, 2006. References to “a debenture” or “each debenture” in this prospectus refer to $1,000 principal amount of the outstanding debentures. As of May 28, 2005, there are $4,753,402 principal amount of the 7 1/4% debentures outstanding and $17,538,000 principal amount of the 8 1/4% debentures outstanding.

The 7 1/4% debentures may be converted into shares of our common stock at a current conversion price of $21.14 per share of common stock. The 8 1/4% debentures may be converted into shares of our common stock at a current conversion price of $18.00 per share of common stock. The conversion price for each of the outstanding debentures is subject to adjustment if certain events occur, as described below. Upon conversion of any outstanding debentures, holders receive only shares of our common stock and a cash payment to account for any fractional share. Holders do not receive any cash payment for interest accrued and unpaid to the conversion date.

The outstanding debentures were issued under the old indentures, as described above. The old indentures do not limit the amount of debt, including Senior Indebtedness, that we may issue or incur. The old indentures are subject to and governed by the Trust Indenture Act of 1939, as amended.

Ranking

The outstanding debentures are our unsecured obligations. The payment of principal of, and interest on, the outstanding debentures, as set forth in the old indentures, ranks subordinate to the following:

•	amounts borrowed under our amended credit agreement;

•	the notes; and

•	future indebtedness that is expressly made subordinate to the debentures.

The outstanding debentures are subordinated to our Senior Indebtedness, the notes and future indebtedness that is not expressly subordinate to the debentures. (Section 11.01 of each of the old indentures) The 8 1/4% debentures rank senior to, and will mature prior to, the 7 1/4% debentures.

Optional Redemption

The outstanding debentures are redeemable at any time at our option, as a whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the outstanding debentures to be redeemed plus accrued and unpaid interest, if any, to, and including, the date of redemption. (Section 3.01 of each of the old indentures).

We will provide notice not less than 30 nor more than 60 days’ notice of redemption by mail to registered holder of the outstanding debentures to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those outstanding debentures or portions of outstanding debentures called for redemption. (Sections 3.03 and 3.04 of each of the old indentures).

If we decide to redeem fewer than all of the outstanding debentures, the 7 1/4% trustee or the 8 1/4% trustee, as applicable, will select the outstanding debentures to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the 7 1/4% trustee or 8 1/4% trustee, as applicable, considers fair and appropriate. If the 7 1/4% trustee or 8 1/4% trustee, as applicable, selects a portion of a holder’s outstanding debentures for partial redemption and the holder converts a portion of the holder’s 7 1/4% debentures or 8 1/4% debentures, as applicable, the converted portion will be deemed to be from the portion selected for redemption. (Section 3.02 of each of the old indentures)

We may not redeem the outstanding debentures if we have failed to pay any interest on the outstanding debentures when due and this failure to pay defaulted interest is continuing. We will notify all of the holders of the outstanding debentures if we fail to make any interest payment.

Amended and Restated Revolving Credit Facility

On October 29, 2004, we entered into an amended and restated revolving credit facility with a syndicate of financial institutions and institutional lenders arranged by JPMorgan Chase Bank, N.A. The amended and restated credit facility consists of a Canada facility, an Euro facility, a Japan facility, a Korea facility, a UK facility and a U.S. facility with an aggregate line of credit of $109,000,000.

All borrowings and letters of credit under the amended and restated credit facility are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

Funds borrowed pursuant to the amended and restated credit facility may be used for general corporate purposes and to provide funds to refinance existing indebtedness.

Interest and Fees

The interest rates per annum applicable to loans under our amended and restated credit facility will vary depending on which facility the loans are made under. The borrowings under the U.S. facility may be made at an interest rate of (determined at our discretion):

•	a base rate plus an applicable margin percentage or

•	a Eurocurrency rate plus an applicable margin.

The base rate will be the greater of (i) the prime rate or (ii) one-half of 1% over the weighted average of rates on overnight federal funds as published by the Federal Reserve Bank of New York. The Eurocurrency rate will be LIBOR. We expect that the applicable margin percentage over LIBOR will initially be no lower than a percentage per annum equal to 1.50%. After the delivery by us of the financial statements and compliance certificate for each fiscal quarter, the applicable margin percentage will be subject to adjustments based upon the ratio of our consolidated total debt to our consolidated adjusted EBITDA (as defined in the amended and restated credit facility) being within certain defined ranges.

Guarantors

The amended and restated credit facility is guaranteed by certain of our existing and future domestic subsidiaries.

Restrictive Covenants and Other Matters

The amended and restated credit facility includes customary covenants that are substantially similar to those contained in our prior credit facility. Subject to certain exceptions, these covenants restrict or limit our ability and the ability of any subsidiaries to, among other things:

•	incur liens, including negative pledges;

•	engage in mergers, consolidations and sales of assets;

•	incur additional indebtedness;

•	pay dividends, redeem stock and redeem and/or prepay other indebtedness (including the notes being offered in this offering);

•	make investments (including loans and advances);

•	enter into transactions with affiliates;

•	amend or otherwise alter our certificate of incorporation and bylaws; and

•	amend the indenture relating to the notes.

In addition, the amended and restated credit facility requires us to maintain compliance with a number of financial ratios on a quarterly basis. These include: a maximum total leverage ratio test, a minimum interest coverage ratio test, and a consolidated net worth ratio test. These financial covenants will become more restrictive over time. For the quarter ended May 28, 2005, we were not in compliance with the covenant with respect to the fixed charge coverage ratio and received a waiver from our lenders for the default. See “Risk Factors—We were not in compliance with one of the financial covenants of our amended and restated credit facility for the quarter ended May 28, 2005, and may not be able to comply with these financial covenants in the future” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” The amended and restated credit facility also requires us to refinance the remaining outstanding 7 1/4% debenture and 8 1/4% debentures by June 10, 2006.

The amended and restated credit facility contain customary events of default, including upon a change of control. If such an event of default occurs, the lenders under our amended and restated credit facility are entitled to take various actions, including the acceleration of amounts due under the amended and restated credit facility.

DESCRIPTION OF OUR CAPITAL STOCK

Our certificate of incorporation authorizes the issuance of up to 30,000,000 shares of common stock, par value $.05 per share, 10,000,000 shares of Class B common stock, par value $.05 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of August 23, 2005 there were 14,276,326 shares of common stock outstanding, 3,119,697 shares of Class B common stock outstanding and no shares of preferred stock outstanding.

The following summary is qualified by reference to the applicable provisions of Delaware law and our certificate of incorporation and by-laws. This is not a complete description of the important terms of Delaware law, our certificate of incorporation or by-laws. If you would like more information on the provisions of our certificate of incorporation or by-laws, you may review our certificate of incorporation and our by-laws, each of which is incorporated by reference as an exhibit to the registration statement we have filed with the SEC. See “Where You Can Find More Information.”

Common Stock

The holders of our common stock are entitled to one vote for each share they own and vote together with holders of Class B common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

•	change the aggregate number of authorized shares of common stock or the par value of those shares; or

•	alter or change the powers, preferences or special rights of shares of the common stock so as to affect the holders thereof adversely.

The common stock does not have cumulative voting rights. As a result, stockholders voting a majority of the votes (including Edward J. Richardson, who owned shares having approximately 68.44% of the voting power at August 23, 2005) at any annual meeting are able to elect all of the directors to be elected.

Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the Class B common stock to receive a dividend when the holders of common stock receive a dividend, the holders of common stock are entitled to dividends as may be declared by our board of directors. With respect to cash dividends, the Class B common stock is limited to a dividend equal to 90% of any dividend on the common stock. Any stock dividend on common stock shall be paid in additional shares of common stock and a stock dividend of an equal number of shares of Class B common stock shall be paid on the Class B common stock. Upon liquidation, holders of common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of common stock and Class B common stock on an equal basis with the holders of Class B common stock. All of the outstanding shares of common stock are fully paid and nonassessable. Holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no conversion rights or redemption or sinking fund provisions with respect to our common stock.

The transfer agent and registrar for our common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Class B Common Stock

The holders of our Class B common stock are entitled to ten votes for each share they own and vote together with holders of common stock and preferred stock on all matters voted on by our stockholders. In addition, holders of our Class B common stock vote separately as a class on any proposed amendment to our restated certificate of incorporation that would:

•	change the aggregate number of authorized shares of Class B common stock or par value of those shares; or

•	alter or change the powers, preferences or special rights of the Class B common stock so as to affect the holders thereof adversely.

The Class B common stock does not have cumulative voting rights. Subject to any preferential or other rights of any outstanding series of preferred stock that may be designated by our board of directors and subject to the right of the holders of the common stock to receive a dividend when the holders of Class B common stock receive a dividend, the holders of Class B common stock are entitled to the dividends declared by our board of directors. With respect to cash dividends, the holders of Class B common stock are subject to the further limitation that dividends on a share of Class B common stock equal only 90% of any dividend on a share of common stock. Any stock dividend on Class B common stock shall be paid in additional shares of Class B common stock and a stock dividend of an equal number of shares of common stock shall be paid on the common stock. Upon liquidation, holders of Class B common stock are entitled to receive their pro rata portion of our assets available for distribution to the holders of Class B common stock and common stock on an equal basis with the holders of common stock. All of the outstanding shares of Class B common stock are fully paid and nonassessable. Holders of Class B common stock have no preemptive rights to purchase or subscribe for any stock or other securities and there are no redemption or sinking fund provisions with respect to our Class B common stock. The Class B common stock is subject to transfer and conversion restrictions described below.

The transfer agent and registrar for our Class B common stock is LaSalle Bank, 135 South LaSalle Street, Chicago, Illinois 60603.

Restrictions On Transfer

Shares of Class B common stock are not freely transferable. A holder of shares of Class B common stock may transfer those shares (whether by sale, assignment, gift, bequest, appointment or otherwise) only to a “Permitted Transferee” (as defined below). A transfer of Class B common stock to any person or entity other than a “Permitted Transferee” will result in the automatic conversion of those shares of Class B common stock into shares of common stock on a share-for-share basis. Accordingly, no trading market will develop in the Class B common stock.

The “Permitted Transferees” of an individual holder of shares of Class B common stock are generally described as follows:

•	that stockholder’s spouse;

•	any lineal descendant of a grandparent of that stockholder, including adopted children, and any spouse of that lineal descendant (we refer to these descendants and their spouses, together with the stockholders in question and their spouses, as the “Class B stockholder’s family members”);

•	a trust for the sole benefit of that stockholder, that Class B stockholder’s family members and certain charitable organizations;

•	certain charitable organizations established by that stockholder or that Class B stockholder’s family members;

•	a partnership or corporation all of the beneficial ownership of which is owned (and continues to be owned) by that stockholder and/or that Class B stockholder’s family members or a trust for the sole benefit of that stockholder, that Class B stockholder’s family members, and certain charitable organizations;

•	the estate of that stockholder; and

•	an employee stock ownership plan of ours.

Shares of Class B common stock held by a partnership or corporation may be transferred to a person who had transferred those shares to that partnership or corporation (and to that person’s Permitted Transferees) or, if record and beneficial ownership of those shares of Class B common stock were acquired by that partnership or corporation on or prior to December 10, 1986, to the partners or stockholders as of that date, and to the Permitted Transferees of those partners or stockholders. Shares held by trusts that are irrevocable on December 10, 1986 may be transferred to any person to whom or for whose benefit the principal of the trust may be distributed under the terms of the trust and that person’s Permitted Transferees. Shares held by all other trusts (whether or not in existence as of December 10, 1986) may be transferred to the person who transferred those shares of Class B common stock to the trust and that person’s Permitted Transferees. Shares held by the estate of a holder of Class B common stock may be transferred to Permitted Transferees of that holder of Class B common stock. Shares held in any of our employee benefit plans may be transferred to the participant for whose account the shares were held or his Permitted Transferee.

Shares of Class B common stock may only be registered in the name of the beneficial owner thereof and not in a “street” or “nominee” name. The “beneficial owner” of shares of Class B common stock is defined as the person or persons who, or the entity or entities which, possess the power to direct the voting or the disposition of such shares.

Conversion

Shares of Class B common stock are convertible into common stock on a share-for-share basis at all times at the option of the holder without cost to the holder (except to the extent of any stamp or similar tax payable where the converting holder of Class B common stock desires that the certificate representing the resulting common stock be issued in a name other than that of the holder of the converted Class B common stock). In general, the conversion will be effective as of the date the Class B common stock is surrendered to us for conversion.

Any transfer, pledge or other disposition of shares of Class B common stock other than to a Permitted Transferee will result in an automatic conversion to common stock, on a share-for-share basis.

If at any time the number of issued and outstanding shares of Class B common stock falls below 10% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock, all the outstanding shares of Class B common stock immediately and automatically will be converted into shares of common stock. In the event of such a conversion, certificates formerly representing outstanding shares of Class B common stock will thereafter be deemed to represent a like number of shares of common stock. As of August 23, 2005, the outstanding Class B common stock represented approximately 18.0% of the aggregate number of issued and outstanding shares of common stock, Class B common stock and preferred stock.

All shares of Class B common stock received by the Company upon conversion thereof into common stock will be returned to the status of authorized but unissued shares of Class B common stock.

Future Issuance

Except for shares of Class B common stock reserved for issuance under outstanding options or issued in connection with stock splits, stock dividends, reclassifications or other subdivisions, we cannot issue additional shares of Class B common stock without the authorization of the holders of a majority of the outstanding shares of common stock and Class B common stock, each voting separately as a class.

Preferred Stock

Our board of directors has the authority to issue preferred stock in one or more series and to fix certain of the rights, preferences, privileges, and restrictions applicable to such series, including the annual dividend rate, the time of payment for dividends, whether those dividends will be cumulative or non-cumulative, and the date or dates from which any cumulative dividends will begin to accrue, redemption terms (including sinking fund provisions), redemption price or prices, liquidation preferences, the extent of the voting powers, if any, and conversion rights.

Certain Provisions of Delaware Law, Our Certificate of Incorporation and By-Laws

General

Delaware general corporate law, our certificate of incorporation, and our by-laws contain provisions that could make it more difficult for someone to acquire control of us by means of a tender offer, open market purchases, a proxy contest or otherwise.

Class B Common Stock

The holders of our Class B common stock are entitled to 10 votes for each share they own and as of August 23, 2005 represented approximately 68.6% of our aggregate voting power. As a result, the holders of Class B common stock have the ability to elect our board of directors. So long as the holders of Class B common stock constitute more than 50% of our voting power, they have the ability to control any possible merger, consolidation, or sale of assets involving us.

Removal of Directors

Our by-laws provide that we will have ten directors and we currently have one vacancy. We have a single class of directors, with each director standing for election at each annual meeting of stockholders. Pursuant to our by-laws, a director or the entire board of directors may be removed for or without cause at any time by the affirmative vote of holders of at least a majority of the outstanding shares of common stock and Class B common stock entitled to vote.

Filling Vacancies on the Board

Our by-laws provide that, subject to the rights of holders of any shares of preferred stock, vacancies on the board of directors may be filled only by a majority of the board of directors then in office, even if less than a quorum, or by the sole remaining director. Accordingly, the board of directors could temporarily prevent any stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees.

Special Meetings

Special meetings of stockholders may be called only by the chairman of the board of directors, president or secretary or upon the request of a majority of the entire board of directors. Business conducted at any special meeting is limited to the purposes specified in the written notice of the meeting.

Authorized but Unissued Stock

We may issue additional shares of common stock or preferred stock without stockholder approval, subject to applicable rules of the Nasdaq National Market, for a variety of corporate purposes, including raising additional capital, corporate acquisitions, and employee benefit plans. The existence of unissued and unreserved common stock and preferred stock may enable us to issue shares to persons who are friendly to current management, which could discourage an attempt to obtain control of us through a merger, tender offer, proxy contest, or otherwise, and protect the continuity of management and possibly deprive you of opportunities to sell your shares at prices higher than the prevailing market prices. We could also issue additional shares to dilute the stock ownership of persons seeking to obtain control of us. At August 23, 2005, we had 14,391,621 authorized but unissued shares of common stock and 1,322,053 shares of treasury stock. In addition, depending upon the rights associated with any preferred stock we might issue, we could further inhibit a change of control by making the removal of directors more difficult or restricting the payment of dividends and other distributions to the holders of common stock.

Delaware Anti-Takeover Law

We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers. Section 203, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that that stockholder became an interested stockholder unless:

•	prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, Section 203 defines “business combination” to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by that entity or person. We believe that Mr. Richardson is not subject to the restrictions of Section 203 because he has owned 15% or more of our voting stock for more than three years.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences relating to the purchase, ownership and disposition of the notes and common stock into which the notes are convertible, but is not a complete analysis of all the potential tax consequences relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, which we refer to as “IRS”, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary is limited to holders who purchase notes for cash and who hold the notes and the common stock into which such notes are convertible as capital assets. This summary also does not address the tax consequences arising under the laws of any foreign, state or local jurisdiction. In addition, this summary does not address tax consequences applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	partnerships or other pass-through entities or investors in such entities;

•	banks, insurance companies or other financial institutions;

•	persons subject to the U.S. federal estate, gift or alternative minimum tax arising from the purchase, ownership or disposition of the notes;

•	tax-exempt organizations;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States;

•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons who hold the notes in connection with a straddle, hedging, conversion or other risk reduction transaction; or

•	persons deemed to sell the notes or common stock under the constructive sale provisions of the Code.

If a holder is an entity treated as a partnership for U.S. federal income tax purposes, the tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnerships, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of the notes and common stock.

Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a U.S. holder of the notes or our common stock. Certain consequences to “non-U.S. holders” of the notes or common stock are described under “—Consequences to Non-U.S. Holders” below. As used herein, the term “U.S. holder” means a beneficial owner of a note or common stock who or that is:

•	an individual who is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the notes generally will be taxable to you as ordinary income at the time it is accrued or received in accordance with your method of accounting for U.S. federal income tax purposes.

Market Discount

If you purchases a note for an amount that is less than its stated redemption price at maturity (i.e., the par amount of the note), the amount of the difference will be treated as market discount for U.S. federal income tax purposes, unless this difference is less than a specified de minimis amount.

Generally, you will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of a note as ordinary income to the extent of the market discount accrued on the note at the time of the payment or disposition unless you previously have included in income this market discount pursuant to an election to include market discount in income as it accrues, or pursuant to a constant yield election. If the note is disposed of in certain nontaxable transactions (not including its conversion into common stock), accrued market discount will be included as ordinary income to you as if you had sold the note in a taxable transaction at its then fair market value. In addition, you may be required to defer, until the maturity of the note or its earlier disposition (including certain nontaxable transactions, but not including its conversion into common stock), the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note.

Upon conversion of a note acquired at a market discount, any market discount not previously included in income (including as a result of the conversion) will carryover to the common stock received. Any such market discount that is carried over to common stock received upon conversion will be taxable as ordinary income upon the sale or other disposition of the common stock.

Amortizable Premium

If your tax basis in a note, immediately after the purchase, is greater than the stated redemption price at maturity of the note, you will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis (reduced as set forth in the following sentence) over the stated redemption price at maturity of the note. For this purpose only, a holder’s tax basis in a note is reduced by an amount equal to the value of the option to convert the note into common stock; the value of this conversion option may be determined under any reasonable method. You may elect to amortize any such bond premium, using a constant yield method, over the remaining term of the note. Generally, you may use the amortizable bond premium allocable to an accrual period to offset qualified stated interest required to be included in your income with respect to the note in that accrual period. If you elect to amortize bond premium, you must reduce your tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by you and may be revoked only with the consent of the IRS.

Constructive Dividends

Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes generally will not be deemed to result in a constructive distribution of stock. However certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received constructive distributions includible in your income in the manner described under “—Dividends” below even though you have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may also result in a constructive distribution to you.

Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of the Notes

Except as set forth above under “—Conversion of the Notes,” upon the sale, exchange, redemption, repurchase or other taxable disposition of a note, you generally will recognize gain or loss to the extent of the difference between (1) the sum of the cash and the fair market value of any property received on such disposition (except to the extent attributable to the payment of accrued and unpaid interest on the note, which generally will be taxed as ordinary income to the extent that you have not previously recognized this income), and (2) your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the cost of the note, increased by market discount that you have previously included in income with respect to the note and decreased by any premium that you have taken into account with respect to the note. Except as set forth above under “—Market Discount,” any such gain or loss you recognize upon such taxable disposition of a note will be capital gain or loss. In the case of a non-corporate U.S. holder, such capital gain will be subject to tax at a reduced rate if, at the time of such disposition, the note had been held for more than one year. The deductibility of capital losses is subject to limitations.

Conversion of the Notes

Generally, you will not recognize any income, gain or loss upon conversion of a note into common stock, except with respect to cash received in lieu of a fractional share of common stock. Your tax basis in the common stock received on conversion of a note will be the same as your adjusted tax basis in the note at the time of the conversion, reduced by any basis allocable to a fractional share, and the holding period for the common stock received on conversion generally will include the holding period of the note converted.

To the extent, however, that any common stock received upon conversion is considered attributable to accrued interest not previously included in income, the receipt of the common stock will be taxable as ordinary income. Your tax basis in the shares of common stock considered attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such common stock will begin on the day following the date of conversion.

Cash received in lieu of a fractional share of common stock upon conversion should be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally should result in capital gain or loss, which is equal to the difference between the cash received for the fractional share and your adjusted tax basis in the fractional share. This gain or loss should be capital gain or loss and should be taxable as described below under “—Sale, Exchange, Redemption, or Other Taxable Disposition of Common Stock.”

Dividends

If you convert your note into our common stock, distributions, if any, made on our common stock generally will be included in your income as ordinary dividend income to the extent of our current or accumulated earnings and profits. With respect to non-corporate U.S. holders for taxable years beginning after December 31, 2002 and before January 1, 2009 such dividends generally are taxed at a preferential maximum rate of 15% provided certain holding period requirements are satisfied. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of your adjusted tax basis in the common stock and thereafter as capital gain from the sale or exchange of such common stock. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations.

Sale, Exchange, Redemption or Other Taxable Disposition of Common Stock

If you convert your notes into our common stock, then upon the sale, exchange, redemption or other taxable disposition of our common stock, you generally will recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any property received upon such taxable disposition and (ii) your adjusted tax basis in the common stock. Your tax basis and holding period in common stock received upon conversion of a note are determined as discussed above under “—Conversion of the Notes.” Except as set forth above under “—Market Discount,” any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if your holding period in the common stock is more than one year at the time of the taxable disposition. Long-term capital gains recognized by certain non-corporate U.S. holders generally will be subject to a reduced rate of U.S. federal income tax. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns will be filed with the IRS, other than with respect to corporations and other exempt holders, with respect to interest on the notes, dividends paid on the common stock and proceeds received from a disposition of the notes or shares of common stock. Unless you are an exempt recipient such as a corporation, you may be subject to backup withholding tax (currently at a rate of 28%) with respect to interest paid on the notes, dividends paid on the common stock or with respect to proceeds received from a disposition of the notes or shares of common stock. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your taxpayer identification number, or “TIN”, which for an individual, is ordinarily his or her social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to properly report payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished a correct TIN and that the IRS has not notified you that you are subject to backup withholding.

Backup withholding is not an additional tax but, rather, is a method of tax collection. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability and may be entitled to a refund provided that the required information is furnished to the IRS in a timely manner.

Consequences to Non-U.S. Holders

The following is a summary of certain material U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of the notes or our common stock. For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of notes or common stock that is a nonresident alien individual or a corporation, trust or estate that is not a U.S holder.

“Non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of the notes or common stock and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences on the sale, exchange or other disposition of the notes or common stock.

Payments of Interest

Interest paid on a note to you will qualify for the “portfolio interest exemption” and will not be subject to U.S. federal income tax or withholding tax, provided that such interest income is not effectively connected with your conduct of a U.S. trade or business and provided that you:

•	do not actually or by attribution own 10% or more of the combined voting power of all classes of our stock entitled to vote;

•	are not a controlled foreign corporation for U.S. federal income tax purposes that is related to us actually or by attribution through stock ownership;

•	are not a bank that acquired the notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (a) provides a Form W-8BEN (or a suitable substitute form) signed under penalties of perjury that includes your name and address and certifies as to non-United States status in compliance with applicable law and regulations, or (b) is a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and provides a statement to us or our agent under penalties of perjury in which it certifies that such a Form W-8 (or a suitable substitute form) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy. The Treasury regulations provide special certification rules for notes held by a foreign partnership and other intermediaries.

If you cannot satisfy the requirements described above, payments of interest made to you will be subject to the 30% U.S. federal withholding tax unless you provides us with a properly executed IRS Form W-8BEN claiming an exemption from (or a reduction of) withholding under the benefit of a treaty.

If interest on a note is effectively connected with a trade or business conducted by you, you generally will not be subject to withholding if you comply with applicable IRS certification requirements (i.e., by delivering a properly executed IRS Form W-8ECI) and generally will be subject to U.S. federal income tax on a net income basis at regular graduated rates in the same manner as if you were a U.S. holder. If you are eligible for the benefits of an income tax treaty between the U.S. and your country of residence, any interest income that is effectively connected with a U.S. trade or business will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such income is attributable to a permanent establishment (or a fixed base in the case of an individual) maintained by you in the U.S. and you claim the benefit of the treaty by properly submitting an IRS form W-8BEN. If you are a corporation, effectively connected income also may be subject to the additional branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

Dividends and Constructive Dividends

In general, if distributions are made with respect to our common stock (including any deemed distributions resulting from certain adjustments, or failures to make certain adjustments, to the conversion price of the notes, see “—Consequences to U.S. Holders—Constructive Dividends” above), such distributions will be treated as dividends to the extent of our current and accumulated earnings and profits as determined under the Code. Any portion of a distribution that exceeds our current and accumulated earnings and profits will first be applied in reduction of your tax basis in the common stock, and to the extent such portion exceeds your tax basis, the excess will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under “—Sale, Exchange, Conversion, Redemption, Repurchase or Other Taxable Disposition of the Notes or Common Stock.”

Generally, dividends paid to a non-U.S. holder will be subject to the U.S. federal withholding tax at a 30% rate, subject to the two following exceptions.

•	Dividends effectively connected with a trade or business of a non-U.S. holder and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder within the United States, generally will not be subject to withholding if the non-U.S. holder complies with applicable IRS certification requirements and generally will be subject to U.S. federal income tax on a net income basis. In the case of a non-U.S. holder that is a corporation, such effectively connected income also may be subject to the branch profits tax, which generally is imposed on a foreign corporation on the deemed repatriation from the United States of effectively connected earnings and profits at a 30% rate (or such lower rate as may be prescribed by an applicable tax treaty).

•	The withholding tax might not apply, or might apply at a reduced rate, under the terms of an applicable tax treaty. Under Treasury regulations, to obtain a reduced rate of withholding under a tax treaty, a non-U.S. holder generally will be required to satisfy applicable certification and other requirements.

Because a constructive dividend deemed received by a non-U.S. holder would not give rise to any cash from which any applicable withholding tax could be satisfied, we may set-off any such withholding tax against cash payments of interest payable on the notes.

Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of the Notes or Common Stock

Any gain realized by you on the sale, exchange, redemption, repurchase or other taxable disposition of the notes or our common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	we are or have been a “United States real property holding corporation,” or a “USRPHC,” for U.S. federal income tax purposes and, provided that our common stock is “regularly traded on an established securities market,” you held directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period more than five percent of our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

If you are engaged in a trade or business in the United States, and if gain realized on a sale, exchange redemption, repurchase or other taxable disposition of notes or common stock is effectively connected with the conduct of this trade or business, you generally will be taxed in the same manner as a U.S. holder (see “—Consequences to U.S. Holders—Sale, Exchange, Redemption, Repurchase or Other Taxable Disposition of Notes” above). These holders are urged to consult their own tax advisors with respect to other tax consequences of the ownership and disposition of notes or common stock including the possible imposition of branch profits tax at a rate of 30% (or lower treaty rate).

Information Reporting and Backup Withholding

Information Reporting

The payment of interest and dividends to a non-U.S. holder is generally not subject to information reporting on IRS Form 1099 if applicable certification requirements (for example, by delivering a properly executed IRS

Form W-8BEN) are satisfied. The payment of proceeds from the sale or other disposition of the notes or common stock by a broker to a non-U.S. holder generally is not subject to information reporting if:

•	the beneficial owner of the notes or common stock certifies the owner’s non-U.S. status under penalties of perjury (i.e., by providing a properly executed IRS Form W-8BEN), or otherwise establishes an exemption; or

•	the sale or other disposition of the notes or common stock is effected outside the United States by a foreign office, unless the broker is:

•	a U.S. person;

•	a foreign person that derives 50% or more of its gross income for certain periods from activities that are effectively connected with the conduct of a trade or business in the United States;

•	a controlled foreign corporation for U.S. federal income tax purposes; or

•	a foreign partnership more than 50% of the capital or profits of which is owned by one or more U.S. persons or which engages in a U.S. trade or business.

In addition to the foregoing, we must report annually to the IRS and to each non-U.S. holder on IRS Form 1042-S the entire amount of interest or dividends paid to you. This information may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or other agreement.

Backup Withholding

Backup withholding (currently at a rate of 28%) is required only on payments that are subject to the information reporting requirements, discussed above, and only if other requirements are satisfied. Even if the payment of proceeds from the sale or other disposition of notes or common stock is subject to the information reporting requirements, the payment of proceeds from a sale or other disposition outside the United States will not be subject to backup withholding unless the payor has actual knowledge that the payee is a U.S. person. Backup withholding does not apply when any other provision of the Code requires withholding. For example, if interest payments are subject to the withholding tax described above under “—Consequences to Non-U.S. Holders—Payments of Interest” backup withholding will not also be imposed. Thus, backup withholding may be required on payments subject to information reporting, but not otherwise subject to withholding.

Backup withholding is not an additional tax. Any amount withheld from a payment to a non-U.S. holder under these rules will be allowed as a credit against such holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished timely to the IRS.

SELLING HOLDERS

The notes were originally issued by us in an exchange offer exempt from the registration requirements of the Securities Act with a limited number of holders of old debentures who represented to us that they were qualified institutional buyers. Each initial purchaser and institution that purchased the notes from the initial purchasers and who has provided us with a questionnaire setting forth the information specified below, and that selling holder’s transferees, pledgees, donees and successors which we refer to collectively as the “selling holders”, may from time to time offer and sell pursuant to this prospectus or a supplement hereto any or all of the notes held by that selling holder and common stock into which the notes are convertible.

The following table sets forth information as of September 14, 2005, with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. This information is based on information provided by or on behalf of the selling holders pursuant to the questionnaires referred to above. No holder of the notes may sell the notes or shares without furnishing to us a questionnaire setting forth the information specified below. However, as of the date of this prospectus, not every holder has provided to us a questionnaire. Therefore, the heading “Other” in the “Name” column below represents the notes and shares held by holders who have not yet returned to us their questionnaire.

The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. In addition, the selling holders may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. No selling holder beneficially owns one percent or more of the notes or of our common stock, assuming conversion of the selling holders’ notes and no selling holder has had any material relationship with us or our affiliates within the past three years, except as otherwise indicated in the table below or “Principal Stockholders.”

Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and, therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances.

Name	Principal Amount of Notes Beneficially Owned and Offered(1)	Shares of Common Stock Beneficially Owned Prior to Offering(2)	Conversion Shares Offered(3)	Notes Owned After Completion of Offering(4)	Common Stock Owned After Completion of Offering(4)
Loomis Sayles & Company, L.P.(5)	$14,818,000	—	823,222	$—	—
T. Rowe Price Associates, Inc.+(6)	8,101,000	892,400	450,055	—	892,400
Cincinnati Insurance Company	500,000	—	27,777	—	—
Cincinnati Financial Corporation	3,000,000	—	166,666	—	—
The Guardian Life Insurance Company of America+	7,121,000	—	395,611	—	—
The Guardian Pension Trust+	615,000	—	34,166	—	—
The Long Family Charitable Remainder Trust	49,000	—	2,722	—	—
III N High Yield Fund	295,000	—	16,388	—	—
ERB Family Investment L.P.	96,000	—	5,333	—	—
Technology Yield Fund	985,000	—	54,722	—	—
Oaktree Capital Management, LLC+(7)	3,140,000	—	174,444	—	—
Wachovia Securities International Ltd.	3,167,000	—	175,944	—	—
Jefferies & Company, Inc.+	62,000	—	3,444	—	—
Other	2,734,000	—	151,088	—	—

+	This selling holder is an affiliate of a broker-dealer and has represented to us that it acquired the securities in the ordinary course of business and that, at the time of such acquisition, it did not have any agreements or understandings, directly or indirectly, with any person to dispose of the securities, other than a commitment by us to register the securities pursuant to a shelf registration statement.
(1)	The number of securities beneficially owned is determined under the rules of the Securities and Exchange Commission and the information is not necessarily indicative of beneficial ownership for any other purpose. Under those rules, beneficial ownership includes any securities as to which the individual has sole or shared voting power or investment power and also any securities which the individual has the right to acquire within 60 days after the date the selling holder provided this information, through the exercise of any stock option or other right. The inclusion in the table of securities, however, does not constitute an admission that the selling holders are direct or indirect beneficial owners of those securities. The selling holders have sole voting power and investment power with respect to all securities of capital stock listed as owned by the selling holders.
(2)	Does not include shares of common stock issuable upon conversion of the notes.
(3)	Represents shares of common stock issuable upon conversion of the notes that are beneficially owned and offered by the selling holder, assuming a conversion price of $18.00 per share of common stock and a cash payment in lieu of any fractional share interest. The number of shares issuable upon conversion is subject to adjustment as described under “Description of the Notes—Conversion.”
(4)	Assumes that all of the notes and/or all of the common stock into which the notes are convertible are sold.
(5)

Loomis Sayles & Company, L.P. (“Loomis”) is an investment advisor with power to direct investments and/or power to vote the securities. Clients of Loomis have the economic interest but no one client has such an interest relating to more than 5% of the class. Information disclosed in this table was obtained from a questionnaire for Loomis dated March 7, 2005 and subsequently confirmed on May 5, 2005. The address for Loomis is One Financial Center, Boston, MA 02111.
(6)	These securities are owned by various individuals and institutional investors including the T. Rowe Price Small Cap Value Fund, Inc. (which owns 725,000 shares, and all of the notes), which T. Rowe Price Associates, Inc., or “Price Associates,” serves as investment advisor with power to direct investments and/or power to vote the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. Price Associates has sole dispositive power for the entire holding of 892,400 shares and has sole voting power for 167,400 shares of common stock and T. Rowe Price Small Cap Value Fund has sole voting power for the shares which it owns. Information disclosed in this table was obtained from T. Rowe Price Associates on May 19, 2005. The address for T. Rowe Price Associates is 100 East Pratt Street, Baltimore, MD 21202.
(7)	Oaktree Capital Management, LLC (“Oaktree”) is an investment advisor with power to direct investments and/or power to vote the securities. Clients of Oaktree have the economic interest but no one client has such an interest relating to more than 5% of the class. Information disclosed in this table was obtained from a questionnaire for Oaktree dated April 29, 2005. The address for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, CA 90071.

PLAN OF DISTRIBUTION

The selling holders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the notes and the underlying common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The securities may be sold in one or more transactions at:

•	fixed prices;

•	prevailing market prices at the time of sale;

•	prices related to the prevailing market prices;

•	varying prices determined at the time of sale; or

•	negotiated prices.

These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

•	in the over-the-counter market

•	otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade. In connection with the sale of the notes and the underlying common stock or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of the common stock in the course of hedging the positions they assume with selling holders. The selling holders may also sell the notes and the underlying common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or the underlying common stock to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling holders from the sale of the notes or the underlying common stock offered by them hereby will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes. In order to comply with the securities laws of some states, if applicable, the notes and the underlying common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Broker-dealers or agents who participate in the sale of the notes and the underlying common stock are “underwriters” within the meaning of Section 2(11) of the Securities Act. Selling holders who participate in the sale of the notes and the underlying common stock may also be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Profits on the sale of the notes and the underlying common stock by selling holders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling holders are deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling holders and any other person participating in a distribution are subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling holders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling holder and any underwriter, broker-dealer or agent regarding the sale of the common stock by the selling holders.

A selling holder may decide not to sell any notes or the underlying common stock described in this prospectus. We cannot assure you that any selling holder will use this prospectus to sell any or all of the notes or the underlying common stock. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling holder may transfer, devise or gift the notes and the underlying common stock by other means not described in this prospectus.

With respect to a particular offering of the notes and the underlying common stock, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•	the specific notes or common stock to be offered and sold;

•	the names of the selling holders;

•	the respective purchase prices and public offering prices and other material terms of the offering;

•	the names of any participating agents, broker-dealers or underwriters; and

•	any applicable commissions, discounts, concessions and other items constituting compensation from the selling holders.

We entered into the registration rights agreement for the benefit of holders of the notes to register their notes and the underlying common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides that the selling holders and we will indemnify each other and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the underlying common stock, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. We will pay all of our expenses and specified expenses incurred by the selling holders incidental to the registration, offering and sale of the notes and the underlying common stock to the public, but each selling holder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents. We estimate that our total expenses in connection with this registration of notes and underlying common stock will be approximately $140,000.

LEGAL MATTERS

William G. Seils, our general counsel, has passed upon the legality of the notes and our underlying common stock. Mr. Seils is paid a salary and a bonus by us, is a participant in various employee benefit plans provided by us, and owns and has options to purchase shares of our common stock.

EXPERTS

The consolidated financial statements of Richardson Electronics, Ltd. as of May 28, 2005 and May 29, 2004, and for each of the years ended May 28, 2005 and May 29, 2004, have been included herein in reliance upon the report of KPMG LLP (“KPMG”), an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the May 28, 2005 financial statements refers to a change in the method of accounting for certain inventories from the last-in, first-out method to the first-in, first-out method as of June 1, 2003.

The consolidated financial statements and schedule of Richardson Electronics, Ltd. at May 31, 2003 and for the year ended May 31, 2003, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP (“E&Y”), an independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Dismissal of Ernst & Young LLP

On August 22, 2003, we chose not to renew the engagement of E&Y and appointed KPMG as our principal accountants for the fiscal year ended May 29, 2004, which engagement was effective August 29, 2003. The decision to change accountants was made by the audit committee of the board of directors and the board of directors.

During the fiscal year ended May 31, 2003, there were no disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to E&Y’s satisfaction, would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

E&Y’s reports on our consolidated financial statements for the year ended May 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty or audit scope.

E&Y was provided with a copy of the foregoing disclosures. A copy of E&Y’s letter, dated August 23, 2003, stating their agreement with such statements is attached as Exhibit 16.1 to our Current Report on Form 8-K filed on August 22, 2003. See “Where You Can Find More Information.” There have been no “reportable events,” as such term is used in Item 304(a)(1)(v) of Regulation S-K, during those years.

Declination of KPMG LLP to Stand for Re-election

After we completed our fiscal year ended May 28, 2005, the audit committee of the board of directors determined that the committee would issue a request for proposal regarding the engagement of an independent registered public accounting firm to audit our financial statements for the fiscal year ending June 3, 2006. The request for proposal was issued in July 2005 to several large, registered public accounting firms, including KPMG. On August 29, 2005, KPMG notified us that it declined to stand for re-election as our independent registered public accounting firm and that the client-auditor relationship between us and KPMG had ceased.

KPMG’s audit reports on our consolidated financial statements as of and for the years ended May 28, 2005 and May 29, 2004 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles, except that KPMG’s audit reports on our consolidated financial statements as of and for the years ended May 28, 2005 and May 29, 2004 included separate paragraphs which stated the following: “As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain inventories from the last-in, first-out method to the fisrt-in, first-out method as June 1, 2003”, and KPMG’s audit report on our consolidated financial statements as of and for the year ended May 29, 2004 included a separate paragraph which stated the following: “As discussed in Note B to the consolidated financial statements, the Company restated its balance sheet for deferred income taxes, other assets, retained earnings and accumulated other comprehensive income (loss) as of June 1, 2003.”

KPMG’s audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of May 28, 2005 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles, except that KPMG’s report indicates that we did not maintain effective internal control over financial reporting as of May 28, 2005 because of the effects of material weaknesses on the achievement of the objectives of the control criteria, and contains explanatory paragraphs that state:

1.	Deficiencies in our control environment. We did not maintain effective company-level controls as defined in the Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission. Specifically:

•	We had inadequately trained finance, accounting, and tax personnel with appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed.

•	We did not maintain proper segregation of duties between the access to cash, accounts receivable and inventory and the financial accounting responsibility for such assets, nor did we adopt appropriate policies to limit the authority of those personnel responsible for these duties.

•	The Company did not maintain adequate controls over end-user computing. Specifically, controls over the access, completeness, accuracy, validity, and review of certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

These deficiencies resulted in a more than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected, and contributed to the development of other material weaknesses described below.

2.	Inadequate controls associated with the accounting for income taxes. We did not employ personnel with the appropriate level of skill and experience to prepare, document, and review our accounting for income taxes. This lack of skill and experience resulted in our inability to:

•	Execute procedures to periodically reassess the valuation of tax assets and liabilities;

•	Effectively perform and document a periodic evaluation of the reasonableness of assumptions with respect to the recoverability of recorded deferred tax assets and tax reserves;

•	Provide appropriate oversight to ensure that the risks and obligations with respect to the financial reporting effects of tax planning strategies were appropriately monitored and addressed;

•	Execute policies and procedures to ensure that the financial reporting and disclosure obligations related to tax contingencies were appropriately understood and considered; and

•	Maintain policies and procedures to ensure that the effects of deficiencies in the tax reporting process associated with value added taxes were properly reflected in the financial statements.

As a result of these deficiencies, material misstatements were identified in our deferred tax assets and liabilities, valuation allowance, and tax reserves. The correction of these misstatements has been reflected in the consolidated financial statements as of and for the year ended May 28, 2005.

3.	Inadequate financial statement preparation and review procedures. We did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure that accurate and reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, we did not have:

•	Effective reconciliation of significant balance sheet accounts;

•	Effective reconciliation of subsidiary accounts to consolidating financial information;

•	Sufficient skills and experience in the application of U.S. generally accepted accounting principles on the part of certain subsidiaries;

•	Policies and procedures relating to the origination and maintenance of contemporaneous documentation to support key accounting judgments;

•	Effective review of presentation and disclosure requirements related to the financial statements;

•	Procedures to provide support for accounting entries submitted from the parent company and affiliates; and

•	Adequate policies and procedures related to the review and approval of accounting entries.

As a result of these deficiencies, misstatements were identified in our consolidated financial statements. These deficiencies in internal control over financial reporting resulted in a more than remote likelihood that a material misstatement of our interim or annual financial statements would not be prevented or detected.

4.	Deficiency related to the application of accounting literature. We did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure appropriate application of Financial Accounting Standards Board Statement (SFAS) No. 52, Foreign Currency Translation.

This deficiency resulted in material errors in accounting which required restatement of our consolidated financial statements as of and for the years ended June 1, 2002 and May 31, 2003, and for interim periods in fiscal 2003 and 2004, and the first and second quarters of fiscal 2005, to reflect the correction of our errors in accounting.

As a result of the aforementioned material weaknesses, management has concluded that we did not maintain effective internal control over financial reporting as of May 28, 2005.

In connection with the audits of the two fiscal years ended May 28, 2005 and May 29, 2004, and the subsequent interim period through August 29, 2005, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of KPMG, would have caused KPMG to make reference in connection with their opinion to the subject matter of disagreement.

During the fiscal years ended May 28, 2005 and May 29, 2004, and the subsequent interim period through August 29, 2005, there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K), except for the following:

In Item 9A of our Annual Report on Form 10-K for the year ended May 28, 2005, our management reported that it had assessed the effectiveness of our internal control over financial reporting as of May 28, 2005 and had identified material weaknesses in internal control as described in the bulleted paragraphs above. Such weaknesses resulted in an adverse opinion from KPMG on the effectiveness of our internal control over financial reporting as of May 28, 2005.

In Item 4 of our Quarterly Report on Form 10-Q for the three months ended February 26, 2005 (fiscal 2005 third quarter), we disclosed that KPMG reported to management and to the audit committee on certain matters involving internal controls that they considered to be material weaknesses. As communicated by our independent auditors, these internal controls related to (i) inappropriate application of certain provisions of Financial Accounting Standards Board Statement No. 52, Foreign Currency Translation, affecting previously issued consolidated financial statements and (ii) the origination and maintenance of contemporaneous documentation of the factual support or key judgments made in connection with the execution of several legal documents that represented important accounting events. The misapplication affected reported currency translation in previously issued consolidated financial statements for fiscal years ending 2002 and 2003, the four quarters of fiscal 2004 and the first two quarters of fiscal 2005.

Also during the fiscal 2005 third quarter, our independent auditors reported to management and to the audit committee on certain matters involving internal controls regarding income taxes that they considered to be material weaknesses, including (i) lack of appropriate quarterly analysis of the valuation of deferred tax assets in accordance with Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes, (ii) lack of consideration of Accounting Principle Board Opinion (APB) No. 23, Undistributed Earnings of Subsidiaries, and (iii) lack of appropriate quarterly analysis of tax liabilities.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements, and other information with the SEC. You may read and copy any of these documents at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s Internet website at www.sec.gov.

You may receive a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling the Investor Relations Department, Richardson Electronics, Ltd., 40W267 Keslinger Road, P.O. Box 393, LaFox, Illinois 60147-0393, telephone (630) 208-2371. You can also find information about the Company at our Internet website at www.rell.com. Information contained on our website does not constitute part of this prospectus.

We have filed with the SEC a registration statement to register the securities offered by this prospectus under the Securities Act. This prospectus is part of that registration statement, but omits certain information contained in the registration statement, as permitted by SEC rules. For further information with respect to our company and this offering, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus as to the contents of any document referred to are not necessarily complete and in each instance, if the document is filed as an exhibit, reference is made to the copy of the document filed as an exhibit to the registration statement, each statement being qualified in all respects by that reference. You may obtain copies of the registration statement, including exhibits, as noted in the first paragraph above.

RICHARDSON ELECTRONICS, LTD.

Report on Management’s Assessment of Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness represents a significant deficiency (as defined in the Public Company Accounting Oversight Board’s Auditing Standard No. 2), or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of May 28, 2005 based on the framework published by the Committee of Sponsoring Organizations of the Treadway Commission, Internal Control — Integrated Framework. Management has identified the following material weaknesses in the Company’s internal control over financial reporting as of May 28, 2005:

1.	Deficiencies in the Company’s control environment. The Company did not maintain effective company-level controls as defined in the Internal Control — Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission. Specifically:

•	The Company had inadequately trained finance, accounting, and tax personnel with appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed.

•	The Company did not maintain proper segregation of duties between the access to cash, accounts receivable and inventory and the financial accounting responsibility for such assets, nor did the Company adopt appropriate policies to limit the authority of those personnel responsible for these duties.

•	The Company did not maintain adequate controls over end-user computing. Specifically, controls over the access, completeness, accuracy, validity, and review of certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

These deficiencies resulted in a more than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected, and contributed to the development of other material weaknesses described below.

2.	Inadequate controls associated with the accounting for income taxes. The Company did not employ personnel with the appropriate level of skill and experience to prepare, document, and review its accounting for income taxes. This lack of skill and experience resulted in the Company’s inability to:

•	Execute procedures to periodically reassess the valuation of tax assets and liabilities;

•	Effectively perform and document a periodic evaluation of the reasonableness of assumptions with respect to the recoverability of recorded deferred tax assets and tax reserves;

•	Provide appropriate oversight to ensure that the risks and obligations with respect to the financial reporting effects of tax planning strategies were appropriately monitored and addressed;

•	Execute policies and procedures to ensure that the financial reporting and disclosure obligations related to tax contingencies were appropriately understood and considered; and

•	Maintain policies and procedures to ensure that the effects of deficiencies in the tax reporting process associated with value added taxes were properly reflected in the financial statements.

As a result of these deficiencies, material misstatements were identified in the Company’s deferred tax assets and liabilities, valuation allowance, and tax reserves. The correction of these misstatements has been reflected in the consolidated financial statements as of and for the year ended May 28, 2005.

3.	Inadequate financial statement preparation and review procedures. The Company did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure that accurate and reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, the Company did not have:

•	Effective reconciliation of significant balance sheet accounts;

•	Effective reconciliation of subsidiary accounts to consolidating financial information;

•	Sufficient skills and experience in the application of U.S. generally accepted accounting principles on the part of certain subsidiaries;

•	Policies and procedures relating to the origination and maintenance of contemporaneous documentation to support key accounting judgments;

•	Effective review of presentation and disclosure requirements related to the financial statements;

•	Procedures to provide support for accounting entries submitted from the parent company and affiliates; and

•	Adequate policies and procedures related to the review and approval of accounting entries.

As a result of these deficiencies, misstatements were identified in the Company’s consolidated financial statements. These deficiencies in internal control over financial reporting resulted in a more than remote likelihood that a material misstatement of the Company’s interim or annual financial statements would not be prevented or detected.

4	Deficiency related to the application of accounting literature. The Company did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure appropriate application of Financial Accounting Standards Board Statement (SFAS) No. 52, Foreign Currency Translation.

This deficiency resulted in material errors in accounting which required restatement of the Company’s consolidated financial statements as of and for the years ended June 1, 2002 and May 31, 2003, and for interim periods in fiscal 2003 and 2004, and the first and second quarters of fiscal 2005, to reflect the correction of their errors in accounting.

As a result of the aforementioned material weaknesses, management has concluded that the Company did not maintain effective internal control over financial reporting as of May 28, 2005.

KPMG LLP, the Company’s independent registered public accounting firm, has issued an audit report on management’s assessment of the Company’s internal control over financial reporting, which is included herein (Item 9A.(e)).

(c)	Changes in Internal Control over Financial Reporting

There were two changes in the Company’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the fourth quarter of fiscal 2005 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

•	The Company implemented the review of a quarterly variance analysis of foreign currency as part of its standard operating procedures.

•	The Information Systems group installed several software packages to strengthen the internal controls over change management and system monitoring.

(d)	Remediation Efforts to Address Material Weaknesses in Internal Control over Financial Reporting

In order to remediate the material weaknesses identified in internal control over financial reporting and ensure the integrity of our financial reporting processes, we have implemented or are in the process of implementing the following actions:

•	In June 2005, the Company hired a Director of Tax to increase its focus on processes and procedures associated with accounting for income taxes;

•	The Company is assessing the appropriateness of engaging outside tax professionals to provide global compliance and reporting services to ensure that the Company has appropriate resources to conduct timely reviews and evaluations of the Company’s current and deferred tax provisions, deferred tax assets and liabilities, and related complex tax issues;

•	The Company has developed a program to provide training for accounting personnel in the Company’s foreign subsidiaries. Beginning in September 2005, training will be conducted and will continue throughout fiscal 2006;

•	The Company has enhanced its account reconciliation process to ensure that accounts are being reconciled on a timely basis, the reconciliations are independently reviewed, and any reconciling items are cleared on a timely basis;

•	The Company has developed a plan to strengthen its procedures regarding the review and approval of journal entries through system automation;

•	The Company has developed formal procedures for financial statement variance analysis and balance sheet reconciliations. The monthly closing schedule is formally communicated to all subsidiaries;

•	The Company has improved documentation of management review and reconciliation performance through policies, education and re-enforcement, a balance sheet listing of employees who reconcile and approve account reconciliations, and the implementation of key financial manager checklists;

•	The Company intends to enhance controls over financial reporting of our foreign subsidiaries to ensure the consolidated financial statements are presented in accordance with U.S. GAAP;

•	The Company will develop and implement a policy related to controls over end-user computing; and

•	The Company is recruiting for a Director of Internal Audit to assist the Company in its ongoing evaluation and monitoring of internal control over financial reporting.

In addition, in an effort to improve internal control over financial reporting, the Company continues to emphasize the importance of establishing the appropriate environment in relation to accounting, financial reporting, and internal control over financial reporting and the importance of identifying areas for improvement and to create and implement new policies and procedures where material weaknesses or significant deficiencies exist. Furthermore, in an effort to improve internal control over financial reporting, the Company has hired additional accounting expertise and has continued its use of external resources. In addition, a new Chief Financial Officer joined the Company in June 2005.

It should be noted the Company’s management, including the Chief Executive Officer and the Chief Financial Officer, do not expect that the Company’s internal controls will prevent all error and all fraud, even after completion of the described remediation efforts. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Board of Directors and Stockholders

Richardson Electronics, Ltd.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting (Item 9A.(b)), that Richardson Electronics, Ltd. and subsidiaries (the Company) did not maintain effective internal control over financial reporting as of May 28, 2005, because of the effect of material weaknesses identified in management’s assessment, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Richardson Electronics, Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management’s assessment as of May 28, 2005:

1	Deficiencies in the Company’s Control Environment. The Company did not maintain effective company-level controls as defined in the Internal Control — Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Specifically:

•	The Company had inadequately trained finance, accounting, and tax personnel with a lack of appropriate expertise in U.S. generally accepted accounting principles. Accordingly, in certain circumstances, an effective secondary review of technical accounting matters was not performed.

•	The Company did not maintain proper segregation of duties between the access to cash, accounts receivable and inventory and the financial accounting responsibility for such assets, nor did the Company adopt appropriate policies to limit the authority of those personnel responsible for these duties.

•	The Company did not maintain adequate controls over end-user computing. Specifically, controls over the access, completeness, accuracy, validity, and review of certain spreadsheet information that supports the financial reporting process were either not designed appropriately or did not operate as designed.

These deficiencies resulted in a more than remote likelihood that a material misstatement of the Company’s annual or interim financial statements would not be prevented or detected, and contributed to the development of other material weaknesses described below.

2	Inadequate controls associated with the accounting for income taxes. The Company did not employ personnel with the appropriate level of skill and experience to prepare, document, and review its accounting for income taxes. This lack of skill and experience resulted in the Company’s inability to:

•	Execute procedures to periodically reassess the valuation of tax assets and liabilities;

•	Effectively perform and document a periodic evaluation of the reasonableness of assumptions with respect to the recoverability of recorded deferred tax assets and tax reserves;

•	Provide appropriate oversight to ensure that the risks and obligations with respect to the financial reporting effects of tax planning strategies were appropriately monitored and addressed;

•	Execute policies and procedures to ensure that the financial reporting and disclosure obligations related to tax contingencies were appropriately understood and considered; and

•	Maintain policies and procedures to ensure that the effects of deficiencies in the tax reporting process associated with value added taxes were properly reflected in the financial statements.

As a result of these deficiencies, material misstatements were identified in the Company’s deferred tax assets and liabilities, valuation allowance, and tax reserves.

3	Inadequate financial statement preparation and review procedures. The Company did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure that accurate and reliable interim and annual consolidated financial statements were prepared and reviewed on a timely basis. Specifically, the Company did not have:

•	Effective reconciliation of significant balance sheet accounts;

•	Effective reconciliation of subsidiary accounts to consolidating financial information;

•	Sufficient skills and experience in the application of U.S. generally accepted accounting principles on the part of certain subsidiaries;

•	Policies and procedures relating to the origination and maintenance of contemporaneous documentation to support key accounting judgments made;

•	Effective review of presentation and disclosure requirements related to the financial statements;

•	Procedures to provide support for accounting entries submitted from the parent company and affiliates; and

•	Adequate policies and procedures related to the review and approval of accounting entries.

As a result of these deficiencies, misstatements were identified in the Company’s consolidated financial statements. These deficiencies in internal control over financial reporting resulted in a more than remote likelihood that a material misstatement of the Company’s interim or annual financial statements would not be prevented or detected.

4	Deficiency related to the application of accounting literature. The Company did not maintain adequate policies and procedures, or employ sufficiently experienced personnel, to ensure appropriate application of Financial Accounting Standards Board Statement No. (SFAS) 52, Foreign Currency Translation.

This deficiency resulted in material errors in accounting which required restatement of the Company’s consolidated financial statements as of and for the years ended June 1, 2002 and May 31, 2003 and for interim periods in 2003 and 2004 and the first and second quarters of fiscal 2005 to reflect the correction of their errors in accounting.

In our opinion, management’s assessment that Richardson Electronics, Ltd. and subsidiaries did not maintain effective internal control over financial reporting as of May 28, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, Richardson Electronics, Ltd. and subsidiaries have not maintained effective internal control over financial reporting as of May 28, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Chicago, Illinois

August 26, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Richardson Electronics, Ltd.:

We have audited the accompanying consolidated balance sheets of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005 and May 29, 2004, and the related consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows for each of the years in the two-year period ended May 28, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Richardson Electronics, Ltd. and subsidiaries as of May 28, 2005 and May 29, 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended May 28, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Richardson Electronics, Ltd.’s internal control over financial reporting as of May 28, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated August 26, 2005, expressed an unqualified opinion on management’s assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for certain inventories from the last-in, first-out method to the first-in, first-out method as of June 1, 2003.

/s/    KPMG LLP

Chicago, Illinois

August 26, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Richardson Electronics, Ltd.;

We have audited the accompanying consolidated statements of operations, stockholders’ equity and comprehensive income (loss), and cash flows of Richardson Electronics, Ltd. and subsidiaries for the year ended May 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Richardson Electronics, Ltd. and subsidiaries and their cash flows for the year ended May 31, 2003, in conformity with U.S. generally accepted accounting principles.

As discussed in the Notes to the consolidated financial statements, effective June 1, 2002, the Company changed its method for accounting for goodwill and other intangible assets to conform with SFAS No. 142, Goodwill and Other Intangible Assets.

/s/    Ernst & Young LLP

Chicago, IL

July 2, 2003

RICHARDSON ELECTRONICS, LTD.

Consolidated Balance Sheets

(in thousands)

	May 28, 2005	May 29, 2004

Assets
Current Assets
Cash and cash equivalents	$24,530	$16,927
Receivables, less allowance of $1,934 and $2,516	106,928	106,130
Inventories	102,272	92,297
Prepaid expenses	3,293	3,817
Deferred income taxes	6,644	15,922

Total current assets	243,667	235,093

Property, plant and equipment, net	31,821	30,589
Goodwill	6,149	5,778
Other intangible assets, net	1,018	531
Non-current deferred income taxes	428	6,733
Other assets	4,735	4,221

Total assets	$287,818	$282,945

Liabilities and stockholders’ equity
Current Liabilities
Accounts payable	$39,305	$33,473
Accrued liabilities	22,731	23,224
Current portion of long-term debt	22,305	4,027

Total current liabilities	84,341	60,724

Long-term debt, less current portion	98,028	133,813
Non-current liabilities	1,401	241

Total liabilities	183,770	194,778

Stockholders’ Equity
Common stock, $.05 par value; issued 15,597 shares at May 28, 2005 and 12,524 shares at May 29, 2004	780	626
Class B common stock, convertible, $.05 par value; issued 3,120 shares at May 28, 2005 and 3,168 shares at May 29, 2004	156	158
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in capital	121,591	93,877
Common stock in treasury, at cost; 1,332 shares at May 28, 2005 and 1,437 shares at May 29, 2004	(7,894)	(8,515)
Retained earnings (accumulated deficit)	(9,942)	3,408
Accumulated other comprehensive loss	(643)	(1,387)

Total stockholders’ equity	104,048	88,167

Total liabilities and stockholders’ equity	$287,818	$282,945

Certain amounts in fiscal 2004 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Net sales	$578,724	$519,823	$464,381
Cost of products sold	441,817	392,117	365,427

Gross margin	136,907	127,706	98,954

Selling, general and administrative expenses	128,733	108,299	100,613
(Gain) loss on disposal of assets	(9,918)	579	—

Operating income (loss)	18,092	18,828	(1,659)

Other expense (income):
Interest expense	8,903	10,257	10,352
Investment income	(388)	(227)	(124)
Foreign exchange and other, net	(977)	228	(528)

	7,538	10,258	9,700
Income (loss) before income taxes and cumulative effect of accounting change	10,554	8,570	(11,359)
Income tax provision (benefit)	21,865	2,537	(2,370)

Income (loss) before cumulative effect of accounting change	(11,311)	6,033	(8,989)
Cumulative effect of accounting change, net of tax of $3,725	—	—	(17,862)

Net income (loss)	$(11,311)	$6,033	$(26,851)

Average shares outstanding:
For basic EPS	16,942	14,040	13,809
For diluted EPS	16,942	14,418	13,809

Net income (loss) per share—basic:
Net income (loss) per share before cumulative effect of accounting change	$(0.67)	$0.43	$(0.65)
Cumulative effect of accounting change, net of tax	—	—	(1.29)

Net income (loss) per share—basic	$(0.67)	$0.43	$(1.94)

Net income (loss) per share—diluted:
Net income (loss) per share before cumulative effect of accounting change	$(0.67)	$0.42	$(0.65)
Cumulative effect of accounting change, net of tax	—	—	(1.29)

Net income (loss) per share—diluted	$(0.67)	$0.42	$(1.94)

Dividends per common share	$0.16	$0.16	$0.16

Certain amounts in fiscal 2004 and 2003 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Operating activities:
Net income (loss)	$(11,311)	$6,033	$(26,851)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
(Gain) loss on disposal of assets	(9,918)	579	—
Depreciation	5,039	4,899	5,093
Amortization of intangibles and financing costs	316	332	271
Deferred income taxes	15,583	1,190	(1,183)
Provision for inventory obsolescence	—	—	10,037
Other charges	—	—	6,041
Goodwill and other intangible assets impairment, net of tax	—	—	17,862
Other non-cash items in net income (loss)	2,323	(90)	(290)
Other liabilities	1,156	4,737	1,319
Receivables	1,822	(19,306)	4,297
Inventories	(8,917)	4,691	2,484
Other	2,993	(207)	(3,054)
Accounts payable and accrued liabilities	(1,118)	9,699	(8,252)

Net cash provided by (used in) operating activities	(2,032)	12,557	7,774

Investing activities:
Capital expenditures	(7,086)	(5,434)	(6,125)
Proceeds from sale of assets	10,925	—	—
Business acquisitions	(971)	(6,196)	(1,108)
Proceeds from sales of available-for-sale securities	3,042	3,946	5,217
Purchases of available-for-sale securities	(3,042)	(3,946)	(5,217)
Other	—	83	(23)

Net cash provided by (used in) investing activities	2,868	(11,547)	(7,256)

Financing activities:
Proceeds from borrowings	113,229	52,105	41,880
Payments on debt	(131,624)	(53,416)	(40,982)
Proceeds from issuance of common stock	29,729	1,656	1,134
Cash dividends	(2,719)	(2,206)	(2,694)
Other (including financing charges)	(2,364)	—	(304)

Net cash provided by (used in) financing activities	6,251	(1,861)	(966)

Effect of exchange rate changes on cash and cash equivalents	516	904	2,026

Increase in cash and cash equivalents	7,603	53	1,578
Cash and cash equivalents at beginning of year	16,927	16,874	15,296

Cash and cash equivalents at end of year	$24,530	$16,927	$16,874

Supplemental Disclosures of Cash Flow Information:
Cash paid during the fiscal year for:
Interest	$9,131	$10,404	$10,246
Income taxes	$3,272	$1,656	$2,657

Certain amounts in fiscal 2004 and 2003 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

RICHARDSON ELECTRONICS, LTD.

Consolidated Statements of Stockholders’ Equity and Comprehensive Income (Loss)

(in thousands, except per share amounts)

	Comprehensive Income (Loss)	Shares Issued		Par Value	Additional Paid-In Capital	Treasury Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Com- prehensive Income (Loss)	Total
		Common	Class B Common
Balance June 1, 2002		12,144	3,207	$767	$90,291	$(9,386)	$29,171	$(7,888)	$102,955
Comprehensive income:
Net loss	$(26,851)	—	—	—	—	—	(26,851)	—	(26,851)
Recognition of unearned compensation	—	—	—	—	181	—	—	—	181
Currency translation	3,519	—	—	—	—	—	—	3,519	3,519
Fair value adjustments on investment, net of income tax effect	(96)	—	—	—	—	—	—	(96)	(96)
Cash flow hedges, net of income tax effect	(147)	—	—	—	—	—	—	(147)	(147)

Comprehensive income (loss)	$(23,575)

Common stock issued		112	—	6	949	464	—	—	1,419
Dividends paid to:
Class A ($0.04 per share)		—	—	—	—	—	(1,697)	—	(1,697)
Class B ($0.036 per share)		—	—	—	—	—	(462)	—	(462)

Balance May 31, 2003		12,256	3,207	773	91,421	(8,922)	161	(4,612)	78,821
Reclassification-correction of error (1)		—	—	—	—	—	(580)	906	326
Comprehensive income:
Net income	$6,033	—	—	—	—	—	6,033	—	6,033
Recognition of unearned compensation	—	—	—	—	288	—	—	—	288
Currency translation	1,258	—	—	—	—	—	—	1,258	1,258
Fair value adjustments on investment, net of income tax effect	329	—	—	—	—	—	—	329	329
Cash flow hedges, net of income tax effect	732	—	—	—	—	—	—	732	732

Comprehensive income	$8,352

Common stock issued		229	—	11	2,168	407	—	—	2,586
Conversion of Class B shares to common stock		39	(39)	—	—	—	—	—	—
Dividends paid to:
Class A ($0.04 per share)		—	—	—	—	—	(1,747)	—	(1,747)
Class B ($0.036 per share)		—	—	—	—	—	(459)	—	(459)

Balance May 29, 2004		12,524	3,168	784	93,877	(8,515)	3,408	(1,387)	88,167
Comprehensive income (loss):
Net loss	$(11,311)	—	—	—	—	—	(11,311)	—	(11,311)
Recognition of unearned compensation	—	—	—	—	242	—	—	—	242
Currency translation	557	—	—	—	—	—	—	557	557
Fair value adjustments on investment, net of income tax effect	121	—	—	—	—	—	—	121	121
Cash flow hedges, net of income tax effect	66	—	—	—	—	—	—	66	66

Comprehensive income (loss)	$(10,567)

Common stock issued		3,025	—	152	28,153	621	—	—	28,926
Conversion of Class B shares to common stock		48	(48)	—	—	—	—	—	—
Dividends paid to:
Class A ($0.04) per share)		—	—	—	(568)	—	(1,699)	—	(2,267)
Class B ($0.036 per share)		—	—	—	(113)	—	(340)	—	(453)

Balance May 28, 2005		15,597	3,120	$936	$121,591	$(7,894)	$(9,942)	$(643)	$104,048

(1)	In the second quarter of fiscal 2005, an error was discovered with respect to the accounting treatment of certain foreign exchange gains and losses incurred during fiscal 2001 and 2002. These foreign exchange items related to the acquisition in fiscal 2001 of AVIV Electronics by one of the Company’s subsidiaries, and the reporting of subsequent intercompany transactions between the subsidiary and parent. The correction of this error amounted to $580 on a cumulative basis, net of taxes of $326, which is recorded as an adjustment to retained earnings, accumulated other comprehensive loss, and deferred income taxes as of May 29, 2004.

Certain amounts in fiscal 2004 and 2003 were reclassified to conform to the fiscal 2005 presentation; See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(in thousands, except per share amounts)

Note A—Significant Accounting Policies

Principles of Consolidation: Fiscal Year—Richardson Electronics, Ltd. (the “Company”) fiscal year ends on the Saturday nearest the end of May. Each of the fiscal years presented contains 52 weeks. All references herein for the years 2005, 2004, and 2003 represent the fiscal years ended May 28, 2005, May 29, 2004, and May 31, 2003, respectively.

The consolidated financial statements include the Company and its subsidiaries. Significant intercompany transactions and accounts have been eliminated.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications and Presentation: Certain amounts in the prior years’ financial statements have been reclassified to conform to the fiscal 2005 presentation.

Fair Values of Financial Instruments: The fair values of financial instruments are determined based on quoted market prices and market interest rates as of the end of the reporting period. The Company’s financial instruments include accounts receivable, accounts payable, accrued liabilities, and long-term debt. The fair values of these financial instruments were, with the exception of long-term debt as disclosed in Note F, not materially different from their carrying or contract values at May 28, 2005 and May 29, 2004.

Cash Equivalents: The Company considers short-term investments that have maturity of three months or less, when purchased, to be cash equivalents. The carrying amounts reported in the balance sheet for cash and cash equivalents approximate the fair market values of these assets.

Inventories: At May 28, 2005, the Company’s worldwide inventories were stated at the lower of cost or market using the first-in, first-out (FIFO) method. Effective June 1, 2003, the North American operations, which represent a majority of the Company’s operations and approximately 78% of the Company’s inventories, changed from the last-in, first-out (LIFO) method to the FIFO method. All other inventories were consistently stated at the lower of cost or market using FIFO method. The Company believes that the FIFO method is preferable because it provides a better matching of revenue and expenses. The accounting change was not material to the financial statements for any of the periods presented, and accordingly, no retroactive restatement of prior years’ financial statements was made. Inventories include material, labor, and overhead associated with such inventories. Substantially all inventories represent finished goods held for sale.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Improvements and replacements are capitalized while expenditures for maintenance and repairs are charged to expense as incurred. Provisions for depreciation are computed principally using the straight-line method over the estimated useful life of the asset. Depreciation expense was $5,039, $4,899, and $5,093 in fiscal 2005, 2004, and 2003, respectively. Property, plant and equipment consist of the following:

	May 28, 2005	May 29, 2004
Land and improvements	$1,347	$2,363
Buildings and improvements	18,966	18,274
Computer and communications equipment	27,024	17,612
Machinery and other equipment	18,558	21,581

	65,895	59,830
Accumulated depreciation	(34,074)	(29,241)

Property, plant and equipment, net	$31,821	$30,589

Supplemental disclosure information of the estimated useful life of the asset:
Land improvements	10 years
Buildings and improvements	10 - 15 years
Computer and communications equipment	3 - 5 years
Machinery and other equipment	3 - 7 years

The Company is in the application development stage of implementing certain modules of enterprise resource management software (PeopleSoft). In accordance with Accounting Standards Executive Committee (AcSEC) Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, the Company capitalizes all direct costs associated with the application development of this software including software acquisition costs, consulting costs, and internal payroll costs. The Statement requires these costs to be depreciated once the application development stage is complete. The unamortized balance of the aforementioned capitalized costs, included within computer and communications equipment, is $5,036 and $9,672 at May 28, 2005 and May 29, 2004, respectively. Depreciation expense for capitalized software costs that relate to PeopleSoft in the post-application development stage was $1,531, $1,239, and $776 in fiscal 2005, 2004, and 2003, respectively.

Other Assets: Other assets consist of the following:

	May 28, 2005	May 29, 2004
Investments	$3,445	$3,058
Notes receivable	955	737
Other deferred charges, net	335	426

Other assets	$4,735	$4,221

The Company’s investments are primarily equity securities, all of which are classified as available-for-sale and are carried at their fair value based on the quoted market prices. Proceeds from the sale of the securities were $3,042, $3,946, and $5,217 during fiscal 2005, 2004, and 2003, respectively, all of which were consequently reinvested. Gross realized gains on those sales were $372, $366, and $351 in fiscal 2005, 2004, and 2003, respectively. Gross realized losses on those sales were $102, $59, and $412 in fiscal 2005, 2004, and 2003, respectively. Net unrealized holding gains of $121, net unrealized holding gains of $329, and net unrealized holding losses of $96 have been included in accumulated comprehensive income (loss) for fiscal 2005, 2004 and

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

2003, respectively. The following table is the disclosure under Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, for the investment in marketable equity securities with fair values less than cost basis:

Description of Securities	Less than 12 months		More than 12 months		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
May 28, 2005
Common Stock	$2,044	$33	$—	$—	$2,044	$33
May 29, 2004
Common Stock	$2,252	$63	$97	$7	$2,349	$70

Deferred financing costs are amortized using the effective method.

Goodwill and Other Intangible Assets: Effective June 2, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which requires that goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment testing. Intangible assets with finite lives are amortized over their estimated useful lives on a straight line basis.

Accordingly, the Company discontinued amortization of goodwill and certain intangible assets. Management reviews the valuation of goodwill and intangible assets not subject to amortization at least annually. The Company utilizes the comparison of reporting units’ fair value derived by discounted cash flow analysis and their book value as an indicator of potential impairment. The application of SFAS No. 142 transitional accounting provisions and the annual impairment test are discussed in Note B.

Accrued Liabilities: Accrued liabilities consist of the following:

	May 28, 2005	May 29, 2004
Compensation and payroll taxes	$9,543	$9,828
Interest	2,261	2,752
Income taxes	7,401	6,306
Warranty reserve	1,439	802
Other accrued expenses	2,087	3,536

Accrued liabilities	$22,731	$23,224

Warranties: The Company offers warranties for specific products it manufactures. The Company also provides extended warranties for some products it sells that lengthen the period of coverage specified in the manufacturer’s original warranty. Terms generally range from one to three years.

The Company estimates the cost to perform under its warranty obligation and recognizes this estimated cost at the time of the related product sale. The Company reports this expense as an element of cost of products sold in its Consolidated Statement of Operations. Each quarter, the Company assesses actual warranty costs incurred, on a product-by-product basis, as compared to its estimated obligation. The estimates with respect to new products are based generally on knowledge of the manufacturers’ experience and are extrapolated to reflect the extended warranty period, and are refined each quarter as better information with respect to warranty experience becomes known.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Warranty reserves are established for costs that are expected to be incurred after the sale and delivery of products under warranty. The warranty reserves are determined based on known product failures, historical experience, and other currently available evidence.

Non-Current Liabilities: Non-current liabilities of $1,401 at May 28, 2005 represent the pension obligations for qualified Korea and Italy employees and $241 at May 29, 2004 represent the pension obligations for qualified Korea employees.

Foreign Currency Translation: Foreign currency balances are translated into U.S. dollars at end-of-period rates. Revenues and expenses are translated at the current rate on the date of the transaction. Gains and losses resulting from foreign currency transactions are included in income. Foreign currency transactions reflected in operations was gain of $910 in fiscal 2005, loss of $363 in fiscal 2004, and gain of $1,096 in fiscal 2003, respectively. Gains and losses resulting from translation of foreign subsidiary financial statements are credited or charged directly to accumulated other comprehensive income (loss), a component of stockholders’ equity.

Revenue Recognition: The Company’s product sales are recognized as revenue generally upon shipment, when title passes to the customer, delivery has occurred or services have been rendered, and collectibility is reasonably assured. The Company’s terms are generally FOB shipping point and sales are recorded net of discounts, rebates, and returns based on the Company’s historical experience. The Company’s products are often manufactured to meet the specific design needs of its customers’ applications. Its engineers work closely with customers in ensuring that the product the Company seeks to provide them will meet their needs, but its customers are under no obligation to compensate the Company for designing the products it sells; the Company retains the rights to its designs.

Shipping and Handling Fees and Costs: Shipping and handling costs billed to customers are reported as revenue and the related costs are reported as cost of products sold.

Income Taxes: Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences in the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. In assessing the realizability of the deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will not be realized. A valuation allowance is recorded for the portion of the deferred tax assets that are not expected to be realized based on the level of historical taxable income, projections for future taxable income over the periods in which temporary differences are deductible, and allowable tax planning strategies.

In fiscal 2005, the Company determined that a portion of its foreign subsidiaries’ cumulative positive earnings may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company established a deferred tax liability in fiscal 2005. The remaining portion of the foreign subsidiaries’ cumulative positive earnings was considered permanently reinvested pursuant to Accounting Principal Board Opinion (APB) No. 23, Accounting for Income Taxes—Special Areas. In fiscal 2004, all of the foreign subsidiaries’ cumulative positive earnings were considered permanently reinvested, and U.S. taxes were not provided on these amounts (see Note I).

Stock-Based Compensation: The Company accounts for its stock option plans in accordance with APB No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

exercise price. However, the exercise price of all grants under the Company’s option plans has been equal to the fair market value on the date of grant. SFAS No. 123, Accounting for Stock-Based Compensation, requires estimation of the fair value of options granted to employees. Had the Company’s option plans and stock purchase plan been treated as compensatory under the provisions of SFAS No. 123, the Company’s net income (loss) and net income (loss) per share would have been affected as follows (see Note J to Consolidated Financial Statements for underlying assumptions):

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Net income (loss), as reported:	$(11,311)	$6,033	$(26,851)
Add: Stock-based compensation expense included in reported net income (loss), net of taxes	425	284	315
Deduct: Stock-based compensation expense determined under fair value-based method for all awards, net of taxes	(1,834)	(1,273)	(1,561)

Pro-forma net income (loss)	$(12,720)	$5,044	$(28,097)

Net income (loss) per share—basic:
Reported net income (loss)	$(0.67)	$0.43	$(1.94)
Pro-forma compensation expense, net of taxes	(0.08)	(0.07)	(0.09)

Pro-forma net income (loss) per share—basic	$(0.75)	$0.36	$(2.03)

Net income (loss) per share—diluted:
Reported net income (loss)	$(0.67)	$0.42	$(1.94)
Pro-forma compensation expense, net of taxes	(0.08)	(0.07)	(0.09)

Pro-forma net income (loss) per share—diluted	$(0.75)	$0.35	$(2.03)

Earnings per Share: Basic earnings per share is calculated by dividing net income by the weighted average number of common and Class B common shares outstanding. Diluted earnings per share is calculated by dividing net income, adjusted for interest savings, net of tax, on assumed bond conversions, by the actual shares outstanding and share equivalents that would arise from the exercise of stock options, certain restricted stock awards, and the assumed conversion of convertible bonds when dilutive. The per share amounts presented in the Consolidated Statements of Operations are based on the following amounts:

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Numerator for basic EPS:
Net income (loss)	$(11,311)	$6,033	$(26,851)
Denominator for basic EPS:
Weighted average shares outstanding	16,942	14,040	13,809

Numerator for diluted EPS:
Net income (loss)	$(11,311)	$6,033	$(26,851)
Denominator for diluted EPS:
Weighted average shares outstanding	16,942	14,418	13,809

In computation of diluted loss per share for the fiscal year ended May 28, 2005, the assumed conversion of the Company’s 7 1/4% and 8 1/4% convertible debentures, the 7 3/4% convertible notes, all stock options, and all

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

restricted stock awards were excluded because their inclusion would have been antidilutive. In computation of diluted earnings per share for the fiscal year ended May 29, 2004, the assumed conversion of the Company’s 8 1/4% and 7 1/4% convertible debentures and 451 stock options with exercise prices greater than the average market price of the underlying stock were excluded because their inclusions would have been antidilutive. In computation of diluted loss per share for the fiscal year ended May 31, 2003, the assumed conversion of the Company’s 8 1/4% and 7 1/4% convertible debentures, all stock options, and all restricted stock awards were excluded because their inclusion would have been antidilutive.

Derivatives and Hedging Activities: The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders’ equity.

New Accounting Pronouncement: In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123, Accounting for Stock-Based Compensation. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123(R) is effective at the beginning of the next fiscal year that begins after June 15, 2005, or the Company’s fiscal year 2007. The Company is evaluating the impact of the adoption of SFAS No. 123(R) on the financial statements.

Note B—Goodwill and Other Intangible Assets

As discussed in Note A, the Company adopted the new rules on accounting for goodwill and other intangible assets effective June 2, 2002, and, accordingly, discontinued the amortization of goodwill and other intangible assets not subject to amortization.

During the second quarter of fiscal 2003, the Company completed both steps of the required impairment tests of goodwill and indefinite life intangible assets for each of the reporting units as required under the transitional accounting provisions of SFAS No. 142. In identifying reporting units, the Company evaluated its reporting structure as of June 2, 2002. The Company concluded that the following operating segments and their components qualified as reporting units: RF & Wireless Communications, Broadcast, Display Systems Group, Industrial Power Group, Burtek, and Security Systems Division excluding Burtek. The first step in the process of goodwill impairment testing is a screen for potential impairment of the goodwill and other long lived assets, while the second step measures the amount of the impairment. The Company used a discounted cash flow valuation (income approach) to determine the fair value of each of the reporting units. Sales, net income, and EBITDA multiples (market approaches) were used as a check against the impairment implications derived under the income approach. The first step indicated that goodwill and other long lived assets of RF & Wireless Communications, Broadcast and Security Systems Division excluding Burtek were impaired. In evaluating the amount of impairment, it was determined that all goodwill and other long lived assets were impaired for the aforementioned reporting units. Consequently, the Company recorded, effective at the beginning of fiscal 2003, an impairment loss of $21.6 million of which $21.5 million related to goodwill with the balance attributable to other intangible assets with indefinite useful lives. The impairment loss of $17.9 million, net of tax of $3.7 million, was recorded as a cumulative effect of a change in accounting principle.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The Company performed its annual impairment test during the fourth quarter of fiscal 2005. The same methodology was employed in completing the annual impairment test as in applying transitional accounting provisions of SFAS No. 142. The Company did not find any indication that additional impairment existed and, therefore, no additional impairment loss was recorded as a result of completing the annual impairment test.

The table below provides changes in carrying value of goodwill by reportable segment which includes RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG):

	Goodwill
	Reportable segments
	RFWC	IPG	SSD	DSG	Total
Balance at May 29, 2004	$—	$876	$1,482	$3,420	$5,778
Additions	—	244	—	26	270
Foreign currency translation	—	6	95	—	101

Balance at May 28, 2005	$—	$1,126	$1,577	$3,446	$6,149

The addition to goodwill during fiscal 2005 represents the acquisition of Evergreen under IPG and additional consideration for the Pixelink (under DSG) acquisition made in fiscal 1999 due to the acquired business achieving certain targeted operating levels.

The following table provides changes in carrying value of other intangible assets not subject to amortization:

	Other intangible assets not subject to amortization
	Reportable segments
	RFWC	IPG	SSD	DSG	Total
Balance at May 29, 2004	$—	$9	$248	$—	$257
Foreign currency translation	—	—	30	—	30

Balance at May 28, 2005	$—	$9	$278	$—	$287

Intangible assets subject to amortization as well as amortization expense are as follows:

	Intangible assets subject to amortization as of
	May 28, 2005	May 29, 2004	May 31, 2003
Gross amounts:
Deferred financing costs	$2,968	$2,192	$2,191
Patents and trademarks	478	478	478

Total gross amounts	3,446	2,670	2,669

Accumulated amortization:
Deferred financing costs	2,241	1,935	1,647
Patents and trademarks	474	461	448

Total accumulated amortization	$2,715	$2,396	$2,095

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Deferred financing costs increased during fiscal 2005 due to the renewal of the Company’s multi-currency revolving credit agreement during the second quarter of fiscal 2005 and the convertible debenture exchanges made in the third quarter of fiscal 2005 (see Note F).

	Amortization of intangible assets subject to amortization
	May 28, 2005	May 29, 2004	May 31, 2003
Deferred financing costs	$306	$288	$261
Patents and trademarks	13	13	12

Total	$319	$301	$273

The amortization expense associated with the intangible assets subject to amortization is expected to be $154, $136, $136, $136, $86, $53, and $30 in fiscal 2006, 2007, 2008, 2009, 2010, 2011, and 2012, respectively. The weighted average number of years of amortization expense remaining is 5.34.

Note C—Restructuring Charges

As a result of the Company’s fiscal 2005 restructuring initiative, a restructuring charge, including severance and lease termination costs of $2,152, was recorded in selling, general and administrative expenses (SG&A) in the third quarter of fiscal 2005. During the fourth quarter of fiscal 2005, the employee severance and related costs were adjusted resulting in a $183 decrease in SG&A due to the difference between estimated severance costs and the actual payouts. Severance costs of $1,108 were paid in fiscal 2005. The remaining balance payable in fiscal 2006 has been included in accrued liabilities. Terminations affected over 60 employees across various business functions, operating units and geographic regions. As of May 28, 2005, the following tables depict the amounts associated with the activity related to restructuring by reportable segments:

	Restructuring Liability June 1, 2002	Reserve Recorded Fiscal 2003	Payments Fiscal 2003	Adjustment to Reserve Fiscal 2003	Restructuring Liability May 31, 2003
Fiscal 2003
Employee severance and related costs:
RFWC	$—	$468	$(125)	$—	$343
IPG	—	86	(5)	—	81
SSD	—	161	(40)	—	121
DSG	—	62	(24)	—	38
Corporate	250	833	(474)	—	609

Total	250	1,610	(668)	—	1,192
Lease termination costs:
SSD	—	210	—	—	210

Total	$250	$1,820	$(668)	$—	$1,402

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

	Restructuring Liability May 31, 2003	Reserve Recorded Fiscal 2004	Payments Fiscal 2004	Adjustment to Reserve Fiscal 2004	Restructuring Liability May 29, 2004
Fiscal 2004
Employee severance and related costs:
RFWC	$343	$289	$(632)	$—	$—
IPG	81	—	(81)	—	—
SSD	121	—	(121)	—	—
DSG	38	—	(38)	—	—
Corporate	609	—	(321)	(288)	—

Total	1,192	289	(1,193)	(288)	—
Lease termination costs:
SSD	210	—	—	(210)	—

Total	$1,402	$289	$(1,193)	$(498)	$—

	Restructuring Liability May 29, 2004	Reserve Recorded Fiscal 2005	Payments Fiscal 2005	Adjustment to Reserve Fiscal 2005	Restructuring Liability May 28, 2005
Fiscal 2005
Employee severance and related costs:
RFWC	$—	$909	$(392)	$(199)	$318
IPG	—	325	(142)	—	183
SSD	—	99	(90)	16	25
DSG	—	416	(186)	—	230
Corporate	—	368	(298)	—	70

Total	—	2,117	(1,108)	(183)	826
Lease termination costs:
SSD	—	35	—	—	35

Total	$—	$2,152	$(1,108)	$(183)	$861

During the fourth quarter of fiscal 2003, the Company took certain actions to align its inventory and cost structure to current sales levels amid continued weakness in the global economy and limited demand visibility. As a result, the Company recorded a non-cash inventory write-down charge of $13.8 million, a restructuring charge of $1.8 million, and other charges of $0.6 million. In addition, a valuation allowance in the amount of $1.6 million was established related to deferred income tax assets attributable to net operating losses in certain foreign subsidiaries. The net of tax effect of the aforementioned charges was $11.9 million on the Company’s results of operations. The restructuring charge consisted of $1,610 for employee severance and $210 lease breakage costs and was included in fiscal 2003 SG&A. Severance costs of $328 relating to the fiscal 2003 restructuring were paid in fiscal 2003 with the remaining balance fully paid in fiscal 2004. Terminations affected over 70 employees across various business functions, operating units, and geographic regions. All terminations and termination benefits were communicated to the affected employees prior to fiscal 2003 year-end. During the second quarter of fiscal 2004, the Company adjusted employee severance and related costs and lease termination resulting in a $498 decrease in SG&A due to the difference between the estimated severance costs and the actual payouts and was recorded in the quarter ended November 29, 2003. All employees originally notified were terminated. The lease termination did not occur as the agreement for the replacement facility was not finalized. The lease termination reversal was recorded in the quarter ended August 30, 2003.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note D—Acquisitions

Fiscal 2005: The aggregate cash outlay in 2005 for business acquisitions was $971. A $545 earn out payment was made in the first quarter of fiscal 2005 associated with the Pixelink acquisition made in fiscal 1999 as the business unit achieved certain operating performance criteria.

In December 2004, the Company acquired the assets of Evergreen Trading Company, a distributor of passive components in China. The aggregate acquisition price was $426, which was paid in cash. Evergreen Trading Company has been integrated into IPG.

Fiscal 2004: The aggregate cash outlay in 2004 for business acquisitions was $6,196, representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

Fiscal 2003: The aggregate cash outlay in 2003 for business acquisitions was $1,108, representing additional consideration paid for certain business acquisitions made in prior periods due to the acquired businesses achieving certain targeted operating levels.

The terms of certain of the Company’s acquisition agreements provide for additional consideration to be paid if the acquired entity’s results of operations exceed certain targeted levels. Such amounts are paid in cash and recorded when earned as additional consideration, and amounted to $545, $6,196, and $1,108, in fiscal 2005, 2004, and 2003, respectively. The Company does not expect to pay additional consideration in fiscal 2006 for goals established in the remaining acquisition agreements outstanding at May 28, 2005.

Note E—Disposal of Assets

On May 26, 2005, the Company completed the sale of approximately 205 acres of undeveloped real estate adjoining its headquarters in LaFox, Illinois. The sale resulted in a gain of $9,907 before taxes and was recorded in gain on disposal of assets in the Consolidated Statements of Operations in fiscal 2005.

Note F—Debt Financing

Long-term debt consists of the following:

	May 28, 2005	May 29, 2004
8 1/4% Convertible debentures, due June 2006	$17,538	$40,000
7 1/4% Convertible debentures, due December 2006	4,753	30,825
7 3/4% Convertible notes, due December 2011	44,683	—
Floating-rate multi-currency revolving credit agreement, due October 2009 (4.56% at May 28, 2005)	53,314	66,797
Financial instruments	—	149
Other	45	69

Total debt	120,333	137,840
Less current portion	(22,305)	(4,027)

Long-term debt	$98,028	$133,813

At May 28, 2005, the Company maintained $98,028 in long-term debt, primarily in the form of one issuance of convertible notes and a multi-currency credit agreement. The Company maintains two issues of convertible

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

debentures in short-term debt at May 28, 2005 in the amount of $17,538 and $4,753 for the 8 1/4% and 7 1/4% convertible debentures, respectively. This short-term classification resulted from an amended credit agreement requiring the 8 1/4% and 7 1/4% convertible debentures to be refinanced prior to February 28, 2006. On August 24, 2005, the Company executed an amendment to the credit agreement which extended the refinancing requirement of the two issues of convertible debentures (the 8 1/4% and 7 1/4% convertible debentures) to June 10, 2006. Interest payments on the debentures were $6,104 in fiscal 2005.

On February 14, 2005, the Company entered into separate exchange agreements pursuant to which a small number of holders of the Company’s existing 7 1/4% debentures due December 2006, or the 7 1/4% debentures, and 8 1/4% debentures due June 2006, or the 8 1/4% debentures, agreed to exchange $22,221 in aggregate principal amount of 7 1/4% debentures and $22,462 in aggregate principal amount of 8 1/4% debentures for $44,683 in aggregate principal amount of newly-issued 7 3/4% convertible senior subordinated notes (the Notes) due December 2011.

On February 15, 2005, the Company issued the Notes pursuant to an indenture with J.P. Morgan Trust Company dated February 14, 2005. The Notes bear interest at the rate of 7 3/4% per annum. Interest is due on June 15 and December 15 of each year. The Notes mature on December 15, 2011. The Notes are convertible at the option of the holder, at any time on or prior to maturity, into shares of the Company’s common stock at a price equal to $18.00 per share, subject to adjustment in certain circumstances. On or after December 19, 2006, the Company may elect to automatically convert the Notes into shares of common stock if the trading price of the common stock exceeds 125% of the conversion price of the Notes for at least twenty trading days during any thirty trading day period ending within five trading days prior to the automatic conversion notice.

The indenture provides that on or after December 19, 2006, the Company has the option of redeeming the Notes, in whole or in part, for cash, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date. However, from December 19, 2006 until December 19, 2007, the Notes will be redeemable only if the trading price of the Company’s common stock exceeds 125% of the conversion price of the Notes for at least twenty trading days during any thirty trading day period.

Holders may require the Company to repurchase all or a portion of their Notes for cash upon a change-of-control event, as described in the indenture, at a repurchase price equal to 101% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding the repurchase date. The Company may, at its option, pay the change of control purchase price in cash, shares of its common stock (valued at 97.5% of the market price), or a combination thereof.

The Notes are unsecured and subordinated to the Company’s existing and future senior debt and senior to the Company’s existing 7 1/4% debentures and 8 1/4% debentures. The 7 1/4% debentures are unsecured and subordinated to other long-term debt, including the 8 1/4% debentures. Each $1 of the 7 1/4% debentures is convertible into the Company’s common stock at any time prior to maturity at $21.14 per share and the 8 1/4% debentures are convertible at $18.00 per share.

The Notes were issued through a private offering to qualified institutional buyers under Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder. In connection with the exchange, on February 15, 2005, the Company also entered into a resale registration rights agreement with the existing holders who participated in the exchange offer. Pursuant to the resale registration rights agreement, the Company filed a registration statement for the resale of the Notes and the shares of common stock issuable upon conversion of the Notes on May 26, 2005. The Company agreed to keep the shelf registration statement effective until two years after the latest date on which it issues Notes in connection with the exchange, subject to certain terms and conditions.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Mr. Edward J. Richardson controls $1,122 principal amount of the Company’s 7 1/4% debentures and $1,309 principal amount of the Company’s 8 1/4% debentures at May 28, 2005.

In October 2004, the Company renewed its multi-currency revolving credit agreement with the current lending group in the amount of $109.0 million. The agreement matures in October 2009, when the outstanding balance at that time will become due. At May 28, 2005, $53.3 million was outstanding on the agreement. The new agreement is principally secured by the Company’s trade receivables and inventory. The agreement bears interest at applicable LIBOR rates plus a margin, varying with certain financial performance criteria. At May 28, 2005, the applicable margin was 175 basis points. Outstanding letters of credit were $1.4 million at May 28, 2005, leaving an unused line of $54.3 million under the total agreement; however, this amount was reduced to $2.6 million due to maximum permitted leverage ratios. The commitment fee related to the agreement is 0.25% per annum payable quarterly on the average daily unused portion of the aggregate commitment.

In the following table, the fair values of the Company’s 7 1/4% and 8 1/4% convertible debentures and 7 3/4% convertible notes are based on quoted market prices at the end of the fiscal year. The fair values of the bank term loans are based on carrying value.

	May 28, 2005		May 29, 2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
8 1/4% Convertible debentures	$17,538	$17,713	$40,000	$40,000
7 1/4% Convertible debentures	4,753	4,777	30,825	30,825
7 3/4% Convertible notes	44,683	44,460	—	—
Floating-rate multi-currency revolving credit agreement	53,314	53,314	66,797	66,797
Financial instruments	—	—	149	149
Other	45	45	69	69

Total	120,333	120,309	137,840	137,840
Less current portion	(22,305)	(22,504)	(4,027)	(4,027)

Total	$98,028	$97,805	$133,813	$133,813

The credit agreement and debenture indentures contain financial covenants which include benchmark levels for tangible net worth, borrowing base, senior funded debt to cash flow, and annual debt service coverage. At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The amendment also provided that the Company would maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. The applicable margin pricing has been increased by 25 basis points. In addition, the amendment extended the Company’s requirement to refinance the remaining $22,291 aggregate principal amount of the 7 1/4% debentures and the 8¼% debentures from February 28, 2006 to June 10, 2006.

The Company’s ability to service its debt and meet its other obligations as they come due is dependent on its future financial and operating performance. This performance is subject to various factors, including factors beyond the Company’s control such as changes in global and regional economic conditions, changes in its industry or the end markets for its products, changes in interest or currency exchange rates, inflation in raw materials, energy and other costs. Although the Company believes that there is available financing for the

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

remaining $22.3 million aggregate principal amount of the 8 1/4% and 7 1/4% convertible debentures (due to be refinanced in June 2006 according to the Company’s amended credit agreement) based on discussions with various investment banking institutions, the Company cannot ensure that it will have the ability to refinance the convertible debentures by June 2006 successfully or with favorable commercial terms.

The Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7% that expired July 2004. Additional interest expense recorded in the Consolidated Statement of Operations related to theses agreements was $102, $1,265, and $789 in fiscal 2005, 2004, and 2003, respectively. The Company did not have any derivative instruments at May 28, 2005.

Aggregate maturities of debt during the next five years are: $22,305 in fiscal 2006, $14 in fiscal 2007, $14 in fiscal 2008, $3 in fiscal 2009, and $97,997 thereafter. Cash payments for interest were $9,131, $10,404, and $10,246 in fiscal 2005, 2004, and 2003, respectively.

The Company recorded $776 in deferred financing costs during fiscal 2005 associated with the renewal of the Company’s multi-currency revolving credit agreement during the second quarter and the convertible debenture exchanges made in the third quarter. The deferred financing costs are amortized over the life of the respective agreements using the effective interest rate method.

Note G—Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This standard requires the Company to recognize all derivatives on the balance sheet at fair value. Derivative value changes are recorded in income for any contracts not classified as qualifying hedging instruments. For derivatives qualifying as cash flow hedge instruments, the effective portion of the derivative fair value change must be recorded through other comprehensive income, a component of stockholders’ equity. In fiscal 2005, all of the Company’s derivatives qualified as hedging instruments.

The Company entered into various LIBOR-based interest rate swap arrangements from September 2000 through March 2001 to manage fluctuations in cash flows resulting from interest rate risk attributable to changes in the benchmark interest rate of LIBOR. The interest rate swap changed the variable-rate cash flow exposure on the credit agreement to fixed-rate cash flows by entering into a receive-variable, pay-fixed interest rate swap. Under the interest rate swap, the Company received LIBOR-based variable interest rate payments and made fixed interest rate payments, thereby creating fixed-rate long-term debt. This swap agreement was accounted for as a qualifying cash flow hedge of the future variable-rate interest payments in accordance with SFAS No. 133, whereby changes in the fair market value were reflected as adjustments to the fair value of the derivative instrument as reflected on the accompanying Consolidated Balance Sheets.

The fair value of the interest rate swap agreement was determined periodically by obtaining quotations from the financial institution that was the counterparty to the Company’s swap arrangement. The fair value represented an estimate of the net amount that the Company would have received if the agreement was transferred to another party or cancelled as of the date of the valuation. Changes in the fair value of the interest rate swap were reported in accumulated other comprehensive income, which is an element of stockholders’ equity. These amounts were subsequently reclassified into interest expense as a yield adjustment in the same period in which the related interest on the floating-rate debt obligations affected earnings. During the fiscal year ended May 28, 2005, the Company had interest rate exchange agreements to convert approximately $36.4 million of floating rate debt to an average fixed rate of 8.7% that expired July 2004. Additional interest expense recorded in the Consolidated Statements of Operations related to these agreements was $102, $1,265, and $789 in fiscal 2005, 2004, and 2003,

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

respectively. The Company did not have any derivative instruments recorded in the consolidated balance sheet at May 28, 2005 and had $300, reflecting the fair value of the swap agreement, recorded in current liabilities at May 29, 2004.

Note H—Lease Obligations, Other Commitments, and Contingency

The Company leases certain warehouse and office facilities and office equipment under non-cancelable operating leases. Rent expense for fiscal 2005, 2004, and 2003 was $5,101, $4,035, and $4,204, respectively. At May 28, 2005, future lease commitments for minimum rentals, including common area maintenance charges and property taxes, are $5,092 in fiscal 2006, $3,140 in 2007, $1,371 in 2008, $526 in 2009, $268 in 2010, and $141 thereafter.

At May 28, 2005, the Company has several performance bonds outstanding that were required by French customers. The total amount of the bonds was $492 with expiration dates on August 2006.

The Company has been informed by one of its foreign subsidiaries that its records may not be adequate to support the taxable revenues and deductions included within income tax returns previously filed. At this time, the Company has not received notification from any tax authority regarding this matter. The Company will continue to investigate this matter and take the appropriate actions necessary to minimize any potential liability. As of August 26, 2005, the Company has not developed or obtained specific and definitive information sufficient to reasonably confirm the existence of a tax liability, determine a reasonable range of a potential liability, or otherwise evaluate any exposure to the Company. Although it is difficult to determine the ultimate exposure due to the lack of sufficient information, an unfavorable outcome may be material to the consolidated financial statements.

Note I—Income Taxes

The components of income (loss) before income taxes are:

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
United States	$(4,159)	$(311)	$(12,941)
Foreign	14,713	8,881	1,582

Income (loss) before income taxes	$10,554	$8,570	$(11,359)

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The provision for income taxes differs from income taxes computed at the federal statutory tax rate of 34% in fiscal 2005, 2004, and 2003 as a result of the following items:

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Federal statutory rate	34.0%	34.0%	(34.0)%
Effect of:
State income taxes, net of federal tax benefit	(1.3)	—	(2.1)
Export benefit	(1.6)	(5.2)	(4.7)
Foreign taxes at other rates	5.8	0.8	1.6
Valuation allowance for deferred tax assets and net operating loss carryforwards	123.9	—	12.1
Unrepatriated earnings	46.6	—	—
Other	(0.2)	—	6.2

Effective tax rate	207.2%	29.6%	(20.9)%

The provisions for income taxes consist of the following:

	May 28, 2005	May 29, 2004	May 31, 2003
Current:
Federal	$—	$—	$(2,111)
State	151	(209)	(464)
Foreign	6,131	1,556	2,169

Total current	6,282	1,347	(406)

Deferred:
Federal	14,088	(384)	(930)
State	1,254	147	(214)
Foreign	241	1,427	(820)

Total deferred	15,583	1,190	(1,964)

Income tax provision (benefit)	$21,865	$2,537	$(2,370)

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at May 28, 2005 and May 29, 2004 are as follows:

	May 28, 2005	May 29, 2004
Deferred tax assets:
Intercompany profit in inventory	$1,249	$1,162
NOL carryforwards—foreign and domestic	12,977	13,737
Inventory valuation	12,363	11,009
Goodwill	1,918	2,305
Alternative minimum tax credit	1,189	1,189
Other	2,232	961

Subtotal	31,928	30,363
Valuation allowance—foreign and domestic	(17,116)	(4,040)

Net deferred tax assets after valuation allowance	14,812	26,323

Deferred tax liabilities:
Accelerated depreciation	(2,822)	(3,646)
Unrepatriated earnings	(4,918)	—
Other	—	(22)

Subtotal	(7,740)	(3,668)

Net deferred tax assets	$7,072	$22,655

Supplemental disclosure of deferred tax asset information:
Domestic	$25,523	$22,795
Foreign	$6,405	$7,568

At May 28, 2005, domestic net operating loss carryforwards (NOL) amount to approximately $19.9 million. These NOLs expire between 2023 and 2025. Foreign net operating loss carryforwards total approximately $18.4 million with various or indefinite expiration dates. In fiscal 2005, the Company recorded an additional valuation allowance of approximately $0.8 million relating to deferred tax assets and net operating loss carryforwards relating to certain foreign subsidiaries. Also, due to changes in the level of certainty regarding realization, a valuation allowance of approximately $12.3 million was established in fiscal 2005 to offset certain domestic deferred tax assets and domestic net operating loss carryforwards. The Company also has an alternative minimum tax credit carryforward at May 28, 2005, in the amount of $1,189 that has an indefinite carryforward period.

Income taxes paid, including foreign estimated tax payments, were $3,272, $1,656, and $2,657 in fiscal 2005, 2004, and 2003, respectively.

At the end of fiscal 2004, all of the cumulative positive earnings of the Company’s foreign subsidiaries, amounting to $35.1 million, were considered permanently reinvested pursuant to APB No. 23, Accounting for Income Taxes-Special Areas. As such, U.S. taxes were not provided on these amounts. In fiscal 2005, the Company determined that approximately $12.9 million of its foreign subsidiaries’ earnings may be distributed in future years. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income tax and foreign withholding taxes. As such, the Company has established a deferred tax liability of approximately $4.9 million. The remaining cumulative positive earnings of the Company’s foreign subsidiaries were still considered permanently reinvested pursuant to APB No. 23 and amounted to $29.1 million.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The effective income tax rates for the fiscal years ended May 28, 2005 and May 29, 2004 were 36.7% and 29.6%, respectively, excluding the establishment of the domestic valuation allowance and deferred tax liabilities in fiscal 2005. Difference between the effective tax rate as compared to the U.S. federal statutory rate of 34% primarily results from the Company’s geographical distribution of taxable income and losses, certain non-tax deductible charges, and the Company’s extraterritorial income exclusion on export sales, net of state income taxes.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the Act). The Act provides a deduction for income from qualified domestic production activities, which will be phased in from 2005 through 2010. In return, the Act also provides for a two-year phase out ending December 31, 2006 of the existing extraterritorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with the international trade protocols by the European Union. The tax benefit from the current ETI exclusion was $166 and $491 for fiscal 2005 and 2004. When this benefit is fully phased out, it will have a negative impact on the rate because the new deduction for qualified domestic activity will be of minimal benefit to the Company.

Another provision of the Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends-received deduction for certain dividends from controlled foreign corporations. The calculation of the deduction is subject to a number of limitations. This provision of the Act has no material impact on the operations of the Company for fiscal year 2005 and is expected to have no material impact on the operations of the Company for fiscal year 2006, as the Company does not intend at this time to repatriate earnings to the U.S. from foreign countries.

Note J—Stockholders’ Equity

The Company has authorized 30,000 shares of common stock, 10,000 shares of Class B common stock, and 5,000 shares of preferred stock. The Class B common stock has ten votes per share. The Class B common stock has transferability restrictions; however, it may be converted into common stock on a share-for-share basis at any time. With respect to dividends and distributions, shares of common stock and Class B common stock rank equally and have the same rights, except that Class B common stock is limited to 90% of the amount of common stock cash dividends.

Total common stock issued and outstanding, excluding Class B common stock at May 28, 2005, was 14,265 shares, net of treasury shares of 1,332. An additional 9,378 shares of common stock have been reserved for the potential conversion of the convertible debentures and Class B common stock and for future issuance under the Employee Stock Purchase Plan and Employee and Non-Employee Director Stock Option Plans.

The Employee Stock Purchase Plan (ESPP) provides substantially all employees an opportunity to purchase common stock of the Company at 85% of the stock price at the beginning or the end of the year, whichever is lower. At May 28, 2005, the plan had 200 shares reserved for future issuance.

The Employees’ 2001 Incentive Compensation Plan authorizes the issuance of up to 900 shares as incentive stock options, non-qualified stock options, or stock awards. Under this plan and predecessor plans, 2,133 shares are reserved for future issuance. The Plan authorizes the granting of incentive stock options at the fair market value at the date of grant. Generally, these options become exercisable over staggered periods and expire up to ten years from the date of grant.

Under the 1996 Stock Option Plan for Non-Employee Directors and a predecessor plan, at May 28, 2005, 238 shares of common stock have been reserved for future issuance relating to stock options exercisable based on the passage of time. Each option is exercisable over a period from its date of grant at the market value on the grant date and expires after ten years.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The Company applies APB No. 25 and related interpretations in accounting for its option plans and, accordingly, has not recorded compensation expense for such plans. SFAS No. 123 requires the calculation of the fair value of each option granted. This fair value is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions indicated below (see Note A—Stock-Based Compensation):

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Risk-free interest rate	3.8%	3.6%	2.9%
Volatility	47%	47%	49%
Average expected life (years)	5.0	4.9	5.1
Annual dividend rate	$.16	$.16	$.16
Weighted average fair value per option	$3.28	$4.57	$4.12
Fair value of ESPP per share	$1.41	$1.32	$1.91
Fair value of options granted during the year	$946	$103	$297

A summary of the share activity and weighted average exercise prices for the Company’s option plans is as follows:

	Outstanding		Exercisable
	Shares	Price	Shares	Price
At June 1, 2002	1,866	$9.14	802	$8.52

Granted	72	9.83
Exercised	(112)	6.75
Cancelled	(88)	9.62

At May 31, 2003	1,738	$9.29	1,111	$9.08

Granted	23	11.16
Exercised	(229)	7.19
Cancelled	(77)	10.23

At May 29, 2004	1,455	$9.58	1,045	$9.58

Granted	313	7.75
Exercised	(24)	6.96
Cancelled	(43)	4.05

At May 28, 2005	1,701	$9.46	1,240	$9.69

The following table summarizes information about stock options outstanding as of May 28, 2005:

Exercise Price Range	Outstanding			Exercisable
	Shares	Price	Life	Shares	Price	Life
$5.38 to $7.50	591	$6.97	4.7	462	$6.95	4.3
$7.75 to $10.81	550	8.39	5.8	339	8.78	3.7
$11.00 to $13.81	560	13.14	5.1	439	13.28	4.6

Total	1,701			1,240

A summary of restricted stock award transactions was as follows:

Shares
Unvested at June 1, 2002	69

Granted	29
Vested	(33)
Cancelled	(6)

Unvested at May 31, 2003	59

Granted	10
Vested	(31)
Cancelled	(7)

Unvested at May 29, 2004	31

Granted	18
Vested	(29)
Cancelled	(7)

Unvested at May 28, 2005	13

Compensation effects arising from issuing stock awards were $425, $403, and $400 in fiscal 2005, 2004, and 2003, and have been charged against income and recorded as additional paid-in capital in the Consolidated Balance Sheets.

Note K—Employee Retirement Plans

The Company’s domestic employee retirement plans consist of a profit sharing plan and a stock ownership plan (ESOP). Annual contributions in cash or Company stock are made at the discretion of the Board of Directors. In addition, the profit sharing plan has a 401(k) provision whereby the Company matches 50% of employee contributions up to 4% of base pay. Charges to expense for discretionary and matching contributions to these plans were $729, $1,274, and $660 for fiscal 2005, 2004, and 2003, respectively. Such amounts included contributions in stock of $290 for 2004, based on the stock price at the date contributed. Shares are included in the calculation of earnings per share and dividends are paid to the ESOP from the date the shares are contributed. Foreign employees are covered by a variety of government mandated programs.

Note L—Segment and Geographic Information

The following disclosures are made in accordance with the SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company’s strategic business units (SBUs) in fiscal 2005 were: RF & Wireless Communications Group (RFWC), Industrial Power Group (IPG), Security Systems Division (SSD), and Display Systems Group (DSG).

RFWC serves the voice and data telecommunications market and the radio and television broadcast industry predominately for infrastructure applications.

IPG serves a broad range of customers including the steel, automotive, textile, plastics, semiconductor manufacturing, broadcast, and transportation industries.

SSD provides security systems and related design services which includes such products as closed circuit television (CCTV), fire, burglary, access control, sound, and communication products and accessories.

DSG provides system integration and custom display solutions for the public information, financial, point-of-sale, and medical imaging markets.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Each SBU is directed by a Vice President and General Manager who reports to the President and Chief Operating Officer. The President evaluates performance and allocates resources, in part, based on the direct operating contribution of each SBU. Direct operating contribution is defined as gross margin less product management and direct selling expenses.

Accounts receivable, inventory, and goodwill are identified by SBU. Cash, net property, and other assets are not identifiable by SBU. Operating results for each SBU are summarized in the following table:

	Net Sales	Gross Margin	Contribution	Assets
Fiscal 2005
RFWC	$265,602	$58,162	$29,006	$88,748
IPG	122,906	37,005	24,123	55,351
SSD	105,581	26,889	14,060	34,457
DSG	78,078	17,865	7,817	25,064

Total	$572,167	$139,921	$75,006	$203,620

Fiscal 2004
RFWC	$231,389	$52,340	$28,045	$87,097
IPG	112,737	34,694	24,218	50,403
SSD	101,979	26,045	14,373	33,257
DSG	66,452	17,105	9,468	23,358

Total	$512,557	$130,184	$76,104	$194,115

Fiscal 2003
RFWC	$204,427	$45,687	$21,103	$75,336
IPG	95,508	29,523	21,996	47,391
SSD	92,090	22,939	12,539	31,906
DSG	64,191	16,218	9,674	22,217

Total	$456,216	$114,367	$65,312	$176,850

Certain amounts in prior periods were reclassified to conform to the fiscal 2005 presentation.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

A reconciliation of net sales, gross margin, direct operating contribution and assets to the relevant consolidated amounts is as follows. Other assets not identified include miscellaneous receivables, manufacturing inventories, and other assets.

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Segment net sales	$572,167	$512,557	$456,216
Corporate	6,557	7,266	8,165

Net Sales	$578,724	$519,823	$464,381

Segment gross margin	$139,921	$130,184	$114,367
Inventory charges	—	—	(13,810)
Manufacturing variances and other costs	(3,014)	(2,478)	(1,603)

Gross Margin	$136,907	$127,706	$98,954

Segment contribution	$75,006	$76,104	$65,312
Inventory charges	—	—	(13,810)
Manufacturing variances and other costs	(3,014)	(2,478)	(1,603)
Regional selling expenses	(19,065)	(18,109)	(17,444)
Administrative expenses	(44,753)	(36,110)	(34,114)
(Gain) loss on disposal of assets	9,918	(579)	—

Operating (loss) income	$18,092	$18,828	$(1,659)

Segment assets	$203,620	$194,115	$176,850
Cash and cash equivalents	24,530	16,927	16,874
Other current assets	21,953	19,872	26,596
Net property	31,821	30,589	31,088
Other assets	5,894	21,442	16,000

Total assets	$287,818	$282,945	$267,408

In fiscal 2005, the Company allocated charges related to inventory overstock directly to each SBU.

Geographic net sales information is primarily grouped by customer destination into five areas: North America, Europe, Asia/Pacific, Latin America, and Corporate. Europe includes sales to the Middle East and Africa. Net sales to Mexico are included as part of Latin America. Corporate consists of freight and non-area specific sales.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Net sales and long-lived assets (net property and other assets, excluding investments) are presented in the table below.

	Fiscal Year Ended
	May 28, 2005	May 29, 2004	May 31, 2003
Net Sales
United States	$245,228	$205,810	$200,878
Canada	58,480	69,681	58,728

North America	303,708	275,491	259,606
Europe	123,846	116,714	103,029
Asia/Pacific	124,799	104,068	78,146
Latin America	21,366	20,065	20,521
Corporate	5,005	3,485	3,079

Total	$578,724	$519,823	$464,381

Gross Margin
United States	$63,504	$57,998	$56,696
Canada	16,758	13,765	11,133

North America	80,262	71,763	67,829
Europe	35,258	33,603	28,287
Asia/Pacific	29,691	23,304	17,895
Latin America	5,879	4,860	5,272
Corporate	(14,183)	(5,824)	(20,329)

Total	$136,907	$127,706	$98,954

Contribution
United States	$29,615	$28,870	$29,492
Canada	7,721	5,647	4,243

North America	37,336	34,517	33,735
Europe	9,036	12,093	10,581
Asia/Pacific	17,028	12,838	9,156
Latin America	280	(156)	(278)
Corporate	(45,588)	(40,464)	(54,853)

Total	$18,092	$18,828	$(1,659)

Long-Lived Assets
United States	$31,086	$32,033	$30,060
Canada	2,641	2,545	2,659

North America	33,727	34,578	32,719
Europe	3,671	4,206	3,192
Asia/Pacific	1,266	918	794
Latin America	2,042	1,035	1,194

Total	$40,706	$40,737	$37,899

Historically, the Company has not tracked capital expenditures and depreciation by SBU as the majority of the spending is related to Corporate projects. In fiscal 2005, capital expenditures were primarily related to the Company’s Corporate initiative of implementing enterprise resource planning software (PeopleSoft), facility improvements at the Corporate headquarters, disaster recovery equipment, and Sarbanes-Oxley remediation software and hardware.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

The Company sells its products to companies in diversified industries and performs periodic credit evaluations of its customers’ financial condition. Terms are generally on open account, payable net 30 days in North America, and vary throughout Europe, Asia/Pacific, and Latin America. Estimates of credit losses are recorded in the financial statements based on periodic reviews of outstanding accounts, and actual losses have been consistently within management’s estimates.

Note M—Litigation

The Company is involved in several pending judicial proceedings concerning matters arising in the ordinary course of its business. While the outcome of litigation is subject to uncertainties, based on currently available information, the Company believes that, in the aggregate, the results of these proceedings will not have a material adverse effect on its financial condition.

On December 20, 2002, the Company filed a complaint against Signal Technology Corporation in the United States District Court for the Northern District of Illinois, which the Company dismissed on February 27, 2003. On February 14, 2003, Signal Technology filed a declaratory judgment suit against the Company in Superior Court, Boston, Massachusetts, and on March 4, 2003, the Company filed a complaint against Signal Technology Corporation in the Circuit Court of Cook County, Illinois. On February 13, 2004, the Company dismissed its complaint in Circuit Court of Cook County, Illinois. From November 6, 2000 through December 6, 2001, Signal Technology issued six purchase orders to purchase low-frequency amplifiers and other electronic components from the Company and subsequently refused to take delivery of the components. The Company is claiming damages of approximately $2.0 million resulting from Signal Technology’s refusal to take delivery. Signal Technology’s declaratory judgment suit in Massachusetts seeks a ruling that it has no liability to the Company, but Signal Technology has not asserted any claim against the Company.

In fiscal 2003, two customers of the Company’s German subsidiary asserted claims against the Company in connection with heterojunction field effect transistors the Company sold to them. In fiscal 2005, the claim of one of the two customers was settled without any admission of liability on the part of the Company, with a full release from liability and without any material consideration from the Company, the settlement amount being paid by the Company’s insurance carrier. The Company acquired the heterojunction field effect transistors from the manufacturer pursuant to a distribution agreement. The customers’ claims are based on the heterojunction field effect transistors not meeting the specification provided by the manufacturer. The Company has notified the manufacturer and its insurance carrier of these claims. Because the Company’s investigation has not been completed, it is unable to evaluate the merits of the remaining claim or the prospects of recovery from the manufacturer or insurance carrier. The Company intends to vigorously defend the remaining claim and, if it should have any liability arising from this claim, the Company intends to pursue a claim against the manufacturer and the insurer. As of August 26, 2005, no proceedings have been instituted regarding this claim.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note N—Valuation and Qualifying Accounts

The following table presents the valuation and qualifying account activity for the fiscal years ended May 28, 2005, May 29, 2004, and May 31, 2003:

Description	Balance at beginning of period	Charged to expenses		Deductions		Balance at end of period
Year ended May 28, 2005:
Allowance for doubtful accounts	$2,516	$894	(1)	$1,476	(2)	$1,934
Inventory overstock reserve	$26,533	$3,940	(3)	$2,350		$28,123
Deferred tax asset valuation	$4,040	$13,076	(4)	$—		$17,116
Warranty reserves	$802	$958		$321		$1,439

Year ended May 29, 2004:
Allowance for doubtful accounts	$3,350	$(409	)(1)	$425	(2)	$2,516
Inventory overstock reserve	$33,971	$2,128	(3)	$9,566	(5)	$26,533
Deferred tax asset valuation	$1,586	$2,454		$—		$4,040
Warranty reserves	$672	$459		$329		$802

Year ended May 31, 2003:
Allowance for doubtful accounts	$2,646	$869	(1)	$165	(2)	$3,350
Inventory overstock reserve	$24,677	$11,361	(3)	$2,067		$33,971
Deferred tax asset valuation	$—	$1,586		$—		$1,586
Warranty reserves	$47	$846		$221		$672

(1)	Charges to bad debt expense
(2)	Uncollectable amounts written off, net of recoveries and foreign currency translation
(3)	Charges to cost of products sold
(4)	Tax provisions recorded to increase the valuation allowance related to deferred tax assets in the U.S. ($12.3 million) and outside the U.S. ($0.8 million)
(5)	Inventory disposed of during the period ($3.6 million), LIFO reversal ($4.0 million), and reclassification to LCM ($2.0 million)

Note O—Selected Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for fiscal 2005 and 2004 follow:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2005:
Net sales	$138,447	$151,274	$141,700	$147,303
Gross margin	33,529	36,954	33,667	32,757
Net income (loss)	807	4,045	(18,665)	2,502
Net income (loss) per share:
—Basic	$0.05	$0.23	$(1.08)	$0.14
—Diluted	$0.05	$0.23	$(1.08)	$0.14
Fiscal 2004:
Net sales	$119,264	$127,992	$127,267	$145,300
Gross margin	29,073	30,883	31,465	36,285
Net income (loss)	(1,182)	3,151	1,484	2,580
Net income (loss) per share:
—Basic	$(0.08)	$0.23	$0.10	$0.18
—Diluted	$(0.08)	$0.22	$0.10	$0.18

Certain amounts have been reclassified to conform to the fiscal 2005 presentation.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

Note P—Subsequent Events

On August 4, 2005, the Company entered into a contract to sell approximately 1.5 acres of real estate and a building located in Geneva, Illinois for $3,000. The contract is subject to a number of conditions, including inspections, environmental testing, and other customary conditions. Accordingly, the Company cannot give any assurance as to the timing or successful completion of the transaction.

On July 18, 2005, the Company and Dario Sacomani, the former Chief Financial Officer of the Company, entered into an employment agreement pursuant to which Mr. Sacomani resigned as Chief Financial Officer, Senior Vice President and member of the Board of Directors of the Company and is now employed as an non-executive employee, effective through December 30, 2005, subject to earlier termination as defined in the agreement. As a result of entering into the non-executive employment agreement, Mr. Sacomani’s original three year employment agreement, entered into in May 2002, was terminated, effective July 18, 2005. Mr. Sacomani had been on a medical leave of absence, as announced on April 4, 2005.

On June 20, 2005, the Company and David J. DeNeve entered into an employment, nondisclosure, and non-compete agreement pursuant to which Mr. DeNeve agreed to serve as the Company’s Chief Financial Officer.

Effective June 1, 2005, the Company acquired A.C.T. Kern GmbH & Co. KG (Kern) located in Donaueschingen in southern Germany. The cash outlay for Kern was 5,000 Euro (approximately $6,000). Kern is one of the leading display technology companies in Europe with world wide customers in manufacturing, OEM, medicine, multimedia, IT trading, system houses and other industries.

At May 28, 2005, the Company was not in compliance with its credit agreement covenants with respect to the fixed charge coverage ratio. On August 24, 2005, the Company received a waiver from its lending group for the default and executed an amendment to the credit agreement. The amendment changed the maximum permitted leverage ratios and the minimum required fixed charge coverage ratios for each of the first three quarters of fiscal 2006 to provide the Company additional flexibility for these periods. The amendment also provided that the Company would maintain excess availability on the borrowing base of not less than $23 million until June 30, 2006 if a default or event of default does not exist on or before this date. The applicable margin pricing has been increased by 25 basis points. In addition, the amendment extended the Company’s requirement to refinance the remaining $22,291 aggregate principal amount of the 7 1/4% debentures and the 8 1/4% debentures from February 28, 2006 to June 10, 2006.

Notes to Consolidated Financial Statements—(Continued)

(in thousands, except per share amounts)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth estimated expenses in connection with the issuance and distribution of the securities being registered:

Registration Fee	$5,259
Printing and Engraving	30,000
Trustee’s Charges	15,000
Accounting Fees	10,000
Legal Fees	55,000
Miscellaneous	34,741

Total	$140,000

Item 14. Indemnification of Directors and Officers.

The Delaware General Corporation Law permits the indemnification by a Delaware corporation of its directors, officers, employees, and other agents against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than derivative actions which are by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with defense or settlement of such an action and requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation.

Section 145 of the Delaware General Corporation Law also provides that the rights conferred thereby are not exclusive of any other right to which any person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise, and permits a corporation to advance expenses to or on behalf of a person entitled to be indemnified upon receipt of an undertaking to repay the amounts advanced if it is determined that the person is not entitled to be indemnified.

Our certificate of incorporation provides that to the full extent permitted by Section 145 of the General Corporation Law of Delaware, as amended from time to time, we may indemnify, advance payment of expenses on behalf of and purchase and maintain insurance against liability on behalf of all persons for whom it may take each such respective action pursuant to such Section. The certificate of incorporation also provides that no director will be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty by such a director as a director to the full extent authorized or permitted by Delaware law. A director, however, will be liable to the extent provided by applicable law for:

1. any breach of the director’s duty of loyalty to us or our stockholders;

2. acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

3. violations of Section 174 of the Delaware General Corporation Law; or

4. any transaction from which the director derived an improper personal benefit.

Article VII of our by-laws contains additional provisions regarding indemnification.

We maintain a liability insurance policy for our directors and officers and for us providing coverage of claims in excess of certain minimum retained limits.

We expect any underwriting or other agreement we sign in connection with an offering of securities pursuant to this registration statement will contain certain provisions for the indemnification by the agents, underwriters or dealers of us and our directors and officers who signed the registration statement, and other controlling persons, against certain liabilities, including liabilities under the Securities Act, or for contribution by such agents, underwriters or dealers with respect to payments which we or our directors or officers may be required to make, and that any agents, underwriters and dealers, and their respective controlling persons may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to any contribution with respect to payments which such agents, underwriters and dealers, or controlling persons, may be required to make.

Item 15. Recent Sales of Unregistered Securities.

During the three year period ended August 31, 2005, the registrant has issued and sold the following securities that were not registered under the Securities Act, as amended.

On February 15, 2005, we issued $44,683,000 aggregate principal amount of 7 3/4% convertible senior subordinated notes due December 15, 2011 to a limited number of holders who represented to us that they were qualified institution buyers in exchange for a like aggregate principal amount of our 7 1/4% debentures and our 8 1/4% debentures.

The exchange offer was deemed exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 144A promulgated under the Securities Act as transactions by an issuer not involving any public offering. The notes are deemed restricted securities for purposes of the Securities Act. All certificates representing the issued notes described in this Item 15 included appropriate legends setting forth that the notes had not been registered and the applicable restrictions on transfer. No underwriters were employed in any of the above transactions.

The recipients of notes in the exchange represented that they were “qualified institutional buyers” as defined in Rule 144A and that their investment was for their own account (or for the account of qualified institutional buyers for whom the holders had discretionary investment authority) and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the notes issued in such transactions. All recipients are believed to have had adequate access, through their relationships with us, to information about the registrant.

Item 16. Exhibits and Financial Statement Schedules.

(a) See Index to Exhibits.

(b) Financial Statement Schedule.

No schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission, other than as appear in the prospectus, are required under the related instructions or are inapplicable and therefore have been omitted.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that the undertakings set forth in subparagraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

6. That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Kane, State of Illinois, on September 15, 2005.

RICHARDSON ELECTRONICS, LTD.

By:	/s/ EDWARD J. RICHARDSON*
Name:	Edward J. Richardson
Title:	Chairman of the Board and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ EDWARD J. RICHARDSON* Edward J. Richardson	Chairman of the Board and Chief Executive Officer (principal executive officer)	September 15, 2005

/S/ DAVID J. DENEVE David J. DeNeve	Chief Financial Officer (principal financial and accounting officer)	September 15, 2005

/s/ BRUCE W. JOHNSON Bruce W. Johnson	President, Chief Operating Officer and Director	September 15, 2005

/s/ ARNOLD R. ALLEN* Arnold R. Allen	Director	September 15, 2005

/s/ JACQUES BOUYER* Jacques Bouyer	Director	September 15, 2005

/s/ SCOTT HODES* Scott Hodes	Director	September 15, 2005

/s/ AD KETELAARS* Ad Ketelaars	Director	September 15, 2005

/s/ JOHN R. PETERSON* John R. Peterson	Director	September 15, 2005

/s/ HAROLD L. PURKEY* Harold L. Purkey	Director	September 15, 2005

/s/ SAMUEL RUBINOVITZ* Samuel Rubinovitz	Director	September 15, 2005

*	Signed by William G. Seils as attorney-in-fact.

INDEX TO EXHIBITS

Exhibit Number		Description of Exhibit
3.1	–	Restated Certificate of Incorporation of Richardson Electronics, Ltd., as amended, incorporated by reference to Appendix B to the Proxy Statement/Prospectus dated November 13, 1986, which is included in the Company’s Registration Statement on Form S-4, Commission File No. 33-8696.

3.2	–	By-Laws of Richardson Electronics, Ltd., as amended, incorporated by reference to Exhibit 3(b) to the Company’s Annual Report on Form 10-K, dated May 31, 1997, Commission File No. 00-12906.

4.1	–	Indenture dated February 14, 2005 between the Company and J.P. Morgan Trust Company, as trustee, for 7 3/4% Convertible Senior Subordinated Debentures due December 15, 2011 (including form of 7 3/4% Convertible Senior Subordinated Debentures due December 15, 2011), incorporated by reference to Exhibit 10 of the Company’s Report on Form 8-K dated February 15, 2005.

4.2	–	Specimen forms of Common Stock and Class B Common Stock certificates of the Company incorporated by reference to Exhibit 4(a) to the Company’s Registration Statement on Form S-1, Commission File No. 33-10834.

4.3	–	Indenture dated December 15, 1986 between the Company and Continental Illinois National Bank and Trust Company of Chicago, as trustee, for 7 1/4% Convertible Subordinated Debentures due December 15, 2006 (including form of 7 1/4% Convertible Subordinated Debentures due December 15, 2006) incorporated by reference to Exhibit 4(b) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1987.

4.4	–	First Amendment to Indenture between the Company and First Trust National Association, as successor trustee to Continental Illinois National Bank and Trust Company of Chicago dated February 18, 1997, incorporated by reference to Exhibit 4(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1997.

4.5	–	Indenture dated December 16, 1996 between the Company and American National Bank and Trust Company, as Trustee, for 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006 (including form of 8 1/4% Convertible Senior Subordinated Debentures due June 15, 2006), incorporated by reference to Exhibit 10 of the Company’s Schedule 13E-4 dated December 18, 1996.

5.1	–	Opinion of William G. Seils, General Counsel of the Registrant, as to the validity of the notes being registered.*

10.1	–	The Corporate Plan for Retirement The Profit Sharing / 401(k) Plan Fidelity Basic Plan Document No. 07 effective June 1, 1996, incorporated by reference to Exhibit 10(d) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

10.2	–	Amendment to the Company’s Employees’ Profit Sharing Plan and Trust Agreement, incorporated by reference to Exhibit 10(a)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2003, filed with the SEC August 29, 2003.

10.3	–	The Company’s Amended and Restated Employees’ Incentive Stock Option Plan effective April 8, 1987, incorporated by reference to Exhibit 10(m) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1987.

10.4	–	First Amendment to the Company’s Amended and Restated Employees’ Incentive Stock Option Plan effective April 11, 1989, incorporated by reference to Exhibit 10(l)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1989.

10.5	–	Second Amendment to the Company’s Amended and Restated Employees’ Incentive Stock Option Plan dated July 30, 1991, incorporated by reference to Exhibit 10(l)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991.

*	Previously Filed.

Exhibit Number		Description of Exhibit
10.6	–	Third Amendment to the Company’s Amended and Restated Incentive Stock Option Plan dated August 15, 1996, incorporated by reference to Exhibit 10(e)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

10.7	–	The Company’s Employees 1996 Stock Purchase Plan, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996.

10.8	–	Employees Stock Ownership Plan, effective as of June 1, 1987, restated effective as of June 1, 1989, as amended and restated July 14, 1994, incorporated by reference to Exhibit 10(f) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1994.

10.9	–	First Amendment to Employees Stock Ownership Plan dated July 12, 1995, incorporated by reference to Exhibit 10(g)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

10.10	–	Second Amendment to Employees Stock Ownership Plan, dated April 10, 1996, incorporated by reference to Exhibit 10(h)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

10.11	–	Third Amendment to Employees Stock Ownership Plan, dated April 9, 1997 incorporated by reference to Exhibit 10(g)(3) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1998.

10.12	–	Fourth Amendment to Employees Stock Ownership Plan, dated October 12, 2004, incorporated by reference to Exhibit B to the Company’s Proxy Statement dated September 10, 2004, for its Annual Meeting of Stockholders held October 12, 2004.

10.13	–	Fifth Amendment to Employees Stock Ownership Plan, dated April 5, 2005.*

10.14	–	Employees 1999 Stock Purchase Plan, incorporated by reference to Exhibit 10(h) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1999.

10.15	–	Amendment to the Company’s Employees 1999 Stock Purchase Plan, incorporated by reference to Exhibit B to the Company’s Proxy Statement dated September 4, 2001, for its Annual Meeting of Stockholders held October 16, 2001.

10.16	–	The Company’s Stock Option Plan for Non-Employee Directors, effective August 1, 1999, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 30, 1989 for its Annual Meeting of Stockholders held on October 18, 1989.

10.17	–	The Company’s 1996 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit C of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996.

10.18	–	The Company’s Employees’ Incentive Compensation Plan effective July 24, 1990, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 31, 1990 for its Annual Meeting of Stockholders held on October 9, 1990.

10.19	–	First Amendment to Employees Incentive Compensation Plan dated July 30, 1991, incorporated by reference to Exhibit 10(p)(1) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991.

10.20	–	Second Amendment to Employees Incentive Compensation Plan dated August 15, 1996, incorporated by reference to Exhibit 10(k)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

10.21	–	The Company’s Employees’ 1994 Incentive Compensation Plan, incorporated by reference to Exhibit A to the Company’s Proxy Statement dated August 31, 1994 for its Annual Meeting of Stockholders held on October 11, 1994.

*	Previously Filed.

Exhibit Number		Description of Exhibit
10.22	–	First Amendment to the Company’s Employees’ 1994 Incentive Compensation Plan dated August 15, 1996, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1996.

10.23	–	The Company’s Employees 1996 Incentive Compensation Plan, incorporated by reference to Exhibit B of the Company’s Proxy Statement dated September 3, 1996 for its Annual Meeting of Stockholders held on October 1, 1996.

10.24	–	The Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit A of the Company’s Proxy Statement dated September 3, 1998 for its Annual Meeting of Stockholders held on October 6, 1998.

10.25	–	Letter dated April 1, 1993 between the Company and Arnold R. Allen regarding Mr. Allen’s engagement as consultant by the Company, incorporated by reference to Exhibit 10(i)(2) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1993.

10.26	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 1998 between the Company and Flint Cooper, incorporated by reference to Exhibit 10(p) to the Company’s Annual Report on Form 10-K for the fiscal year ended on May 31, 1998.

10.27	–	Employment, Nondisclosure and Non-Compete Agreement dated June 6, 2000 between the Company and Robert Prince, incorporated by reference to Exhibit 10(n) to the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2003, filed with the SEC August 29, 2003.

10.28	–	Agreement dated August 6, 2002 between the Company and William J. Garry, incorporated by reference to Exhibit 10(hh) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2002.

10.29	–	Employment and Bonus Agreement dated November 7, 1996 between the Company and Bruce W. Johnson, incorporated by reference to Exhibit 9 of the Company’s Schedule 13 E-4 dated December 18, 1996.

10.30	–	Employment Agreement dated May 10, 1993, as amended March 23, 1998, between Richardson Electronics Italy s.r.l. and Pierluigi Calderone, incorporated by reference to Exhibit 10(d) of the Company’s Quarterly Report on Form 10-Q for the quarter ended February 28, 1998.

10.31	–	Employment, Nondisclosure and Non-Compete Agreement dated September 26, 1999 between the Company and Murray Kennedy, incorporated by reference to Exhibit 10(w) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

10.32	–	Employment, Nondisclosure and Non-Compete Agreement dated November 22, 1999 between the Company and Gregory Peloquin, incorporated by reference to Exhibit 10(x) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

10.33	–	Employment, Nondisclosure and Non-Compete Agreement dated May 30, 2000 between the Company and Robert Heise, incorporated by reference to Exhibit 10(z) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2000.

10.34	–	Employment, Nondisclosure and Non-Compete Agreement dated May 31, 2002 between the Company and Dario Sacomani, incorporated by reference to Exhibit 10(gg) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2002.

10.35	–	The Company’s Directors and Officers Executive Liability and Indemnification Insurance Policy renewal issued by Chubb Group of Insurance Companies—Policy Number 8125-6460.*

10.36	–	The Company’s Directors and Officers Liability Insurance Policy issued by National Union Fire Insurance Company of Pittsburgh, Pa.—Policy Number 361-27-97.*

10.37	–	The Company’s Excess Directors and Officers Liability and Corporate Indemnification Policy issued by St. Paul Mercury Insurance Company—Policy Number 512CM1175.*

*	Previously Filed.

Exhibit Number		Description of Exhibit
10.38	–	Distributor Agreement, executed August 8, 1991, between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(d) of the Company’s Current Report on Form 8-K for September 30, 1991.

10.39	–	Amendment dated September 30, 1991 between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(e) of the Company’s Current Report on Form 8-K for September 30, 1991.

10.40	–	First Amendment to Distributor Agreement between Varian Associates, Inc. and the Company dated April 10, 1992, incorporated by reference to Exhibit 10(v)(5) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1992.

10.41	–	Consent to Assignment and Assignment dated August 4, 1995 between the Company and Varian Associates, Inc., incorporated by reference to Exhibit 10(s)(4) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1995.

10.42	–	Trademark License Agreement dated May 1, 1991 between North American Philips Corporation and the Company, incorporated by reference to Exhibit 10(w)(3) of the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 1991.

10.43	–	Agreement among Richardson Electronics, Ltd., Richardson Electronique S.A., Covelec S.A. (now known as Covimag S.A.), and Messrs. Denis Dumont and Patrick Pertzborn, delivered February 23, 1995, translated from French, incorporated by reference to Exhibit 10(b) to the Company’s Report on Form 8-K dated February 23, 1995.

10.44	–	Form of Additional Option Agreement issued under Company’s 1996 Stock Option Plan for Non-Employee Directors, incorporated by reference to Exhibit 10(g)(1) to the Company’s Report on Form 10-Q/A dated May 18, 2005.

10.45	–	Form of Incentive Stock Option issued under Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit 10(k)(1) to the Company’s Report on Form 10-Q/A dated May 18, 2005.

10.46	–	Form of Restricted Stock Award issued under Company’s Employees 1998 Incentive Compensation Plan, incorporated by reference to Exhibit 10(k)(2) to the Company’s Report on Form 10-Q/A dated May 18, 2005.

10.47	–	Amended and Restated Revolving Credit Agreement, dated October 29, 2004, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique sNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, Bank One, NA, London Branch, Bank On, NA, Canada Branch, Bank One, NA, Tokyo Branch and Bank One, NA, incorporated by reference to the Company’s Report on Form 8-K dated November 1, 2004.

10.48	–	Consent and First Amendment to Amended and Restated Revolving Credit Agreement, entered into as of December 20, 2004, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005.

10.49	–	Waiver and Second Amendment to Amended and Restated Revolving Credit Agreement, dated August 24, 2005, by and among the Company, Burtek Systems, Inc., Richardson Electronics Canada, Ltd., Richardson Electronics Limited, RESA, SNC, Richardson Electronique SNC, Richardson Electronics Iberica, S.A., Richardson Electronics GmbH, Richardson Electronics Benelux B.V., Richardson Sweden Holding AB, Richardson Electronics KK, JP Morgan Bank, N.A., London

Exhibit Number		Description of Exhibit
Branch, JPMorgan Chase Bank, N.A., Canada Branch, JPMorgan Chase Bank, N.A., Tokyo Branch, JPMorgan Chase Bank, N.A., incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended May 27, 2005.

10.50	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and George Solas, incorporated by reference to Exhibit 10.46 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568, filed with the SEC March 12, 2004.

10.51	–	Employment, Nondisclosure and Non-Compete Agreement dated June 1, 2004 by and between the Company and Wendy Diddell, incorporated by reference to Exhibit 10.47 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568, filed with the SEC March 12, 2004.

10.52	–	Real Estate Sale Contract dated June 8, 2004 between the Company and Shodeen Construction Company, L.L.C., incorporated by reference to Exhibit 10.48 to the Company’s Registration Statement on Form S-1, Commission File No. 333-113568, filed with the SEC March 12, 2004.

10.53	–	First Amendment to the Real Estate Sale Contract dated April 2005 between the Company and Shodeen Construction Company, L.L.C., incorporated by reference to Exhibit 10.51 to the Company’s Registration Statement on Form S-1, Commission File No. 333-125254, filed with the SEC on May 26, 2005.

10.54	–	Form of Exchange Agreement, dated February 2005, between the Company and certain holders of outstanding debentures, incorporated by reference to Exhibit 10.1 to the Company’s Report on Form 8-K dated February 15, 2005.

10.55	–	Form of Resale Registration Rights Agreement, dated February 2005, between the Company and the holders specified therein, incorporated by reference to Exhibit 10.3 to the Company’s Report on Form 8-K dated February 15, 2005.

10.56	–	Employment, Nondisclosure and Non-Compete Agreement dated June 20, 2005 by and between the Company and David J. DeNeve incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated June 22, 2005, Commission File No. 000-12906.

10.57	–	Employment Agreement dated July 18, 2005 by and between the Company and Dario Sacomani incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 8-K dated July 19, 2005, Commission File No. 000-12906.

10.58	–	Purchase and Sale Agreement dated August 4, 2005 between the Company and TAB Construction Company, incorporated by reference to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005.

12.1	–	Computation of Ratio of Earnings to Fixed Charges, included in the section entitled “Summary—Ratio of Earnings to Fixed Charges” of the prospectus included herein.

21.1	–	Subsidiaries of the Company, incorporated by reference to Exhibit 21 to the Company’s Annual Report on Form 10-K for the fiscal year ended May 28, 2005.

23.1	–	Consent of Independent Registered Public Accounting Firm—KPMG LLP.

23.2	–	Consent of Independent Registered Public Accounting Firm—Ernst & Young LLP.

23.3	–	Consent of William G. Seils (included in Exhibit 5.1).*

24.1	–	Powers of Attorney executed by certain of the officers and directors of the Registrant (included in signature pages).*

25.1	–	Form T-1, Statement of Eligibility under the Trust Indenture Act of 1939, as amended, of J.P. Morgan Trust Company, National Association, as Trustee under the Notes Indenture.*

*	Previously filed.